Free translation from the original prepared in Spanish for publication in Argentina

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In millions of Pesos (“$”))

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Opinions on the Consolidated financial statements

Opinion

We have audited the accompanying consolidated financial statements of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2020, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2020, and the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period ended December 31, 2020 in conformity with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE for its acronym in Spanish), as approved by the International Auditing and Assurance Standards Council (IAASB). Our responsibilities under these standards are further described in the section “Auditor’s responsibilities for the audit of the consolidated financial statements” of this report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with those requirements and the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. is a member firm of the global network of PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate legal entity that does not act as a proxy for PwCIL or any other member firm of the network.

Free translation from the original prepared in Spanish for publication in Argentina

Key Audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

The Impact of Estimates of Oil and Gas Reserves on Proved Oil and Gas Property, Plant and Equipment and Allocated Goodwill.

As of December 31, 2020, the consolidated financial statements present the following accounts related to the oil and gas segment:

•        Property, plant and equipment of the segment (Note 11.1): $ 45,689 millions,

•        Goodwill (Note 11.2): $ 2,912 millions,

•        Depreciation expense of the segment (Note 11.1): $ 7.566 millions.

As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors.

The audit procedures performed in relation to this key audit matter included, among others:

•        Obtain an understanding, evaluate and test the effectiveness of the controls related to management’s estimates of oil and gas reserves.

•        Evaluating the methods and significant assumptions used by management in developing these estimates, including future production profiles, development costs and prices.

•        Evaluate the reasonableness of the provisions for proven oil and gas reserves through the use of the specialist's work against by the Company to audit the reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions.

•        The work of management’s engaged specialist was used in performing the procedures to evaluate the reasonableness of these estimates of proved oil and gas reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions.

•        Test the data used by the Company’s engaged specialists and an evaluation of their findings.

•        Obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit.

Free translation from the original prepared in Spanish for publication in Argentina

Key audit matter	How our audit addressed the key audit matter

The Company’s estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

It is a key audit matter because developing the estimates of oil and gas reserves involves critical judgment by management, including the use of specialists, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, including future production profiles, development costs and prices.

• Testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and natural gas.

Impairment of Non-Financial Long-Lived Assets

As of December 31, 2020, the consolidated financial statements present the following non-financial long-lived assets:

•        Property, plant and equipment (Note 11.1): $ 135,445 millions,

•        Intangible assets (including goodwill) (Note 11.2): $ 3,455 millions.

•        Investment in joint ventures and associates (Notes 5.4.2): $ 46,068 millions.

As described in Notes 6.9 and 6.1.1 to the consolidated financial statements, the Management analyzes the recoverability of its non-financial long-lived assets on a periodical basis or when events or changes in circumstances indicate their recoverable amount may be below its carrying amount. In order to evaluate if there is evidence that a cash generating unit (CGU) could be affected, both external and internal sources of information are analyzed. Facts and circumstances are considered such as the discount rate used in the cash flow projections of the CGUs and the condition of the business in terms of market and economic factors, such as the cost of inventories, oil and gas, the international price of petrochemical products, the regulatory framework of the energy industry, projected capital investments and the evolution of energy demand.

The audit procedures performed in relation to this key audit matter included, among others:

•        Obtain an understanding, evaluate and test the effectiveness of the controls related to the estimation process of the recoverable value of non-financial long-lived assets.

•        Evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto.

•        Evaluating the reasonableness of management’s assessment over the existence of impairment indicators.

•        Testing management’s process for developing the value in use estimate.

•        Evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations

Free translation from the original prepared in Spanish for publication in Argentina

Key audit matter	How our audit addressed the key audit matter

The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. For the purpose of evaluating impairment losses, assets are grouped into CGUs. The value in use of each CGU is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered. As described in Note 11.1.1, the cash flow projections included significant judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, the discount rate, among others.

As a result of the analysis carried out, the Company has recorded in the year ended December 31, 2020 impairments of its non-financial long-lived assets for $ 9,645 million ($ 8,219 million in Property, plant and equipment and $ 1,426 million in Intangible Assets ), as described in Note 11.1 and 11.2.

It is a key audit matter because, both determining the existence of impairment indicators and estimating recoverable values involves the application of critical judgment and significant estimates by Management, which are subject to uncertainty and future events.

This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and significant assumptions, including, among others, reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates and the discount rate.

•        Test the completeness, accuracy, and relevance of the data and underlying assumptions used by Management in the model. This assessment involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the segments, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

•        Evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

Additionally, the audit effort involved the use of professionals with specialized skills and knowledge to assist us in evaluating the discounted cash flow model and certain important assumptions, including the discount rate.

Free translation from the original prepared in Spanish for publication in Argentina

Information accompanying the consolidated financial statements (“other information”)

The other information includes the Annual report and the Summary. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and, therefore, we do not express any audit conclusions.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether it is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or if for some other reason it appears that there is a significant misstatement. If, based on the work we have done, we consider that, where it is our competence, there is a significant inaccuracy in the other information, we are obliged to report it. We have nothing to report on this.

Responsibilities of the Board of Directors and the Audit Committee in relation to the consolidated financial statements

Management of Pampa Energía S.A. is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with Audit Committee are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

Free translation from the original prepared in Spanish for publication in Argentina

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient and appropriate elements of judgment in relation to the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the Company. We are solely responsible for our audit opinion.

We communicate with those charged with Audit Committee of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with Audit Committee of the Company with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with Audit Committee of the Company, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Free translation from the original prepared in Spanish for publication in Argentina

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)	the consolidated financial statements of Pampa Energía S.A. are recorded in the book "Inventories and Balances" and comply, in what is a matter of our competence, with the provisions of the General Law of Companies and the pertinent resolutions of the National Securities Commission;
b)	the individual financial statements of Pampa Energía S.A. arise from accounting records carried in their formal aspects in accordance with legal provisions, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;
c)	as of December 31, 2020, the debt accrued in favor of the Argentine Integrated Pension System of Pampa Energía S.A. that arises from its accounting records and from the Company's liquidations amounted to $ 164 million, not being due as of that date;
d)	as required by article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that the total fees for auditing and related services billed to Pampa Energía S.A. during the year ended December 31, 2020 account for:
d1)	99.9% of the total fees for services billed to Pampa Energía S.A. for all items during that year;
d2)	72.5% of the total fees for auditing and related services billed to Pampa Energía S.A., its parent companies, subsidiaries and related companies duringthat year;
d3)	70.9% of the total fees for services billed to Pampa Energía S.A., its parent company, subsidiaries and related companies for all items during that year;
e)	we have applied the procedures on the prevention of money laundering and financing of terrorism for Pampa Energía S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 10, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Reinaldo Sergio Cravero

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BO	Official Gazette
ByMA	Argentine stock exchange and markets
CABA	Ciudad Autónoma de Buenos Aires
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CAU	Charge of Access and Use
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores
Corod	Corod Producción S.A.
CPB	Central Térmica Piedra Buena S.A.
CSJN	Corte Suprema de Justicia de la Nación
CTB	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
EBISA	Emprendimientos Energéticos Binacionales S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
ENARGAS	National Regulator of Gas
ENARSA / IEASA	Integración Energética Argentina S.A. (ex Energía Argentina S.A.)
ENRE	National Regulatory Authority of Electricity
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas
Greenwind	Greenwind S.A.
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia - General Inspection of Justice
INDEC	Instituto Nacional de Estadística y Censos
IPIM	Índice de Precios Internos al por Mayor
LGS	Commercial Companies General
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Mercado a Término de Energía Renovable
MEyM	Ministry of Energy and Mining
MINEM	Ministerio de Energía y Minas
MLC	Foreign Exchange Market
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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
Oldelval	Oleoductos del Valle S.A.
PACOSA	Pampa Comercializadora S.A.
Pampa FPK	Pampa FPK S.A.U.
Pampa Holding	Pampa Holding MMM S.A.U.
Pampa QRP	Pampa QRP S.A.U.
Pampa Ventures	Pampa DM Ventures S.A.U.
PBA	Buenos Aires province
PEB	Pampa Energía Bolivia S.A. (formerly “PBI” - Petrobras Bolivia Internacional S.A.)
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPE II	Parque Eólico Pampa Energía II
PEPE III	Parque Eólico Pampa Energía III
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
PP	Pampa Participaciones S.A.U.
Refinor	Refinería del Norte S.A.
RT	Technical Resolution
RTI	Tariff Structure Review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Sistema Argentino de Interconexión
SE	Secretary of Energy

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SEC	Security and Exchange Commission
SEE	Secretary of Electrical Energy
SGE	Secretary of Government of Energy
SRRyME	Secretary of Renewable Resources and Electricity Market
SSERYEE	Undersecretary of Renewable Energy and Energy Efficiency
SSHC	Undersecretary of Hydrocarbons and Fuels
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo del Neuquén, Unión Transitoria de Empresas Senillosa
VAT	Value Added tax
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
YPF	YPF S.A.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Note	12.31.2020	12.31.2019	12.31.2018

Revenue	8	76,639	64,699	54,126
Cost of sales	9	(46,850)	(39,169)	(31,323)
Gross profit		29,789	25,530	22,803

Selling expenses	10.1	(2,680)	(1,294)	(1,418)
Administrative expenses	10.2	(6,588)	(5,342)	(4,879)
Exploration expenses	10.3	(29)	(463)	(45)
Other operating income	10.4	4,056	3,749	8,477
Other operating expenses	10.4	(2,550)	(2,060)	(5,878)
Impairment of property, plant and equipment, intangible assets and inventories	1.2 y 11.1	(10,351)	(3,713)	(1,195)
Share of profit from associates and joint ventures	5.4.2	6,551	5,854	4,463
Income from the sale of associates	5.2.1	-	-	1,052
Operating income		18,198	22,261	23,380

Gain on monetary position, net	10.5	-	-	15,193
Finance income	10.5	686	1,027	1,122
Finance costs	10.5	(12,528)	(9,005)	(6,967)
Other financial results	10.5	6,131	8,680	(30,486)
Financial results, net		(5,711)	702	(21,138)
Profit before income tax		12,487	22,963	2,242
Income tax	10.6	(3,122)	4,531	1,207
Profit of the year from continuing operations		9,365	27,494	3,449
(Loss) Profit of the year from discontinued operations	5.3	(49,333)	11,813	7,359
(Loss) Profit of the year		(39,968)	39,307	10,808

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		117	110	(154)
Income tax		(29)	(28)	39
Share of loss from joint ventures		-	-	(19)
Exchange differences on translation		33,461	27,672	-
Items that may be reclassified to profit or loss
Exchange differences on translation		(719)	(498)	19
Other comprehensive income (loss) of the year from continuing operations		32,830	27,256	(115)
Other comprehensive income of the year from discontinued operations	5.3	20,866	18,046	308
Other comprehensive income (loss) of the year		53,696	45,302	193
Total comprehensive income (loss) of the year		13,728	84,609	11,001

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

		00.01.00		00.01.00
	Note	12.31.2020	12.31.2019	12.31.2018
Total (loss) income of the year attributable to:
Owners of the company		(31,447)	33,012	8,435
Non - controlling interest		(8,521)	6,295	2,373
		(39,968)	39,307	10,808

Total (loss) income of the year attributable to owners of the Company:
Continuing operations		9,952	27,057	3,234
Discontinued operations		(41,399)	5,955	5,201
		(31,447)	33,012	8,435

Total comprehensive income of the year attributable to:
Owners of the Company		11,937	69,616	8,474
Non - controlling interest		1,791	14,993	2,527
		13,728	84,609	11,001

Total comprehensive income (loss) of the year attributable to owners of the Company:
Continuing operations		42,118	53,515	3,027
Discontinued operations		(30,181)	16,101	5,447
		11,937	69,616	8,474

(Loss) Earnings per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share from continuing operations	13.2	6.33	15.04	1.65
Basic and diluted earnings (loss) per share from discontinued operations	13.2	(26.34)	3.31	2.65
Total basic and diluted earnings (loss) per share	13.2	(20.00)	18.35	4.31

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020 and 2019 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Note	12.31.2020	12.31.2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	135,445	210,056
Intangible assets	11.2	3,455	9,068
Right-of-use assets	18.1.1	867	930
Deferred tax assets	11.3	9,082	1,702
Investments in joint ventures and associates	5.3.2	46,229	30,638
Financial assets at amortized cost	12.1	8,428	1,048
Financial assets at fair value through profit and loss	12.2	942	671
Other assets		57	45
Trade and other receivables	12.3	3,631	4,711
Total non-current assets		208,136	258,869

CURRENT ASSETS
Inventories	11.4	9,766	9,175
Financial assets at amortized cost	12.1	2,062	3,224
Financial assets at fair value through profit and loss	12.2	27,382	21,867
Derivative financial instruments		1	214
Trade and other receivables	12.3	28,678	33,583
Cash and cash equivalents	12.4	11,900	13,496
Total current assets		79,789	81,559
Assets classified as held for sale	5.3	123,603	-
Total assets		411,528	340,428

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2020 and 2019 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Note	12.31.2020	12.31.2019
SHAREHOLDERS´ EQUITY
Share capital	13	1,451	1,677
Share capital adjustment		7,605	9,826
Share premium		19,950	19,570
Treasury shares		4	71
Treasury shares adjustment		24	27
Treasury shares cost		(235)	(2,527)
Legal reserve		3,703	1,753
Voluntary reserve		60,899	17,727
Other reserves		(759)	(771)
Retained earnings		(1,825)	51,844
Other comprehensive income		29,430	15,668
Equity attributable to owners of the company		120,247	114,865
Non-controlling interest		28,631	29,397
Total equity		148,878	144,262

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures and associates	5.3.2	161	265
Provisions	11.5	9,326	8,703
Income tax	11.6	11,004	590
Deferred revenue		-	270
Taxes payables	11.7	128	263
Deferred tax liabilities	11.3	93	22,068
Defined benefit plans	11.8	1,460	1,606
Salaries and social security payable	11.9	-	241
Borrowings	12.5	115,428	105,629
Trade and other payables	12.6	1,418	5,419
Total non-current liabilities		139,018	145,054

CURRENT LIABILITIES
Provisions	11.5	1,379	1,206
Deferred revenue		-	5
Income tax	11.6	897	3,154
Taxes payables	11.7	3,030	4,316
Defined benefit plans	11.8	298	230
Salaries and social security payable	11.9	1,935	3,834
Derivative financial instruments		40	204
Borrowings	12.5	20,377	10,974
Trade and other payables	12.6	9,778	27,189
Total current liabilities		37,734	51,112
Liabilities associated to assets classified as held for sale	5.3	85,898	-
Total liabilities		262,650	196,166
Total liabilities and equity		411,528	340,428

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2017	2,080	10,906	18,496	2	13	(126)	733	12,554	367	(353)	11,806	56,478	17,792	74,270
Change in accounting policies (1)	-	-	-	-	-	-	-	-	-	-	(55)	(55)	(25)	(80)
Balance as of Juanary 1, 2018	2,080	10,906	18,496	2	13	(126)	733	12,554	367	(353)	11,751	56,423	17,767	74,190
Constitution of legal and voluntary reserve	-	-	-	-	-	-	171	4,822	-	-	(4,993)	-	-	-
Capital reduction	-	-	-	(183)	(958)	11,162	-	(10,021)	-	-	-	-	-	-
Stock compensation plans	-	-	3	-	(1)	9	-	-	14	-	-	25	-	25
Acquisition of own shares	(206)	(1,080)	-	206	1,080	(12,535)	-	-	(864)	-	-	(13,399)	(534)	(13,933)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(82)	(82)
Sale of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(3,518)	(3,518)
Profit for the year	-	-	-	-	-	-	-	-	-	-	8,435	8,435	2,373	10,808
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	39	-	39	154	193
Balance as of December 31, 2018	1,874	9,826	18,499	25	134	(1,490)	904	7,355	(483)	(314)	15,193	51,523	16,160	67,683

Constitution of legal and voluntary reserve	-	-	-	-	-	-	849	16,134	-	-	(16,983)	-	-	-
Capital reduction	-	-	-	(152)	(105)	6,019	-	(5,762)	-	-	-	-	-	-
Stock compensation plans	1	-	2	-	(2)	14	-	-	23	-	-	38	-	38
Acquisition of own shares	(198)	-	1,069	198	-	(7,070)	-	-	(311)	-	-	(6,312)	(1,699)	(8,011)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(57)	(57)
Profit for the year	-	-	-	-	-	-	-	-	-	-	33,012	33,012	6,295	39,307
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	15,982	20,622	36,604	8,698	45,302
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262

(1)	Adjustment to the opening balance in equity as a result of the application of IFRS 9, as amended, as of January 1, 2018. See Note 6.2.1.2

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	1,677	9,826	19,570	71	27	(2,527)	1,753	17,727	(771)	15,668	51,844	114,865	29,397	144,262
Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,950	49,894	-	-	(51,844)	-	-	-
Capital reduction	-	-	-	(293)	(2,224)	9,239	-	(6,722)	-	-	-	-	(1,546)	(1,546)
Stock compensation plans	1	3	(12)	(1)	(3)	45	-	-	12	-	-	45	-	45
Acquisition of own shares	(227)	(2,224)	392	227	2,224	(6,992)	-	-	-	-	-	(6,600)	(492)	(7,092)
Dividends provided for pay	-	-	-	-	-	-	-	-	-	-	-	-	(519)	(519)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(31,447)	(31,447)	(8,521)	(39,968)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	13,762	29,622	43,384	10,312	53,696
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2020, 2019 and 2018 (See Note 5.3)

(In millions of Argentine Pesos (“$”))

	Note	12.31.2020	12.31.2019	12.31.2018
Cash flows from operating activities:
Profit of the year from continuing operations		9,365	27,494	3,449
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	27,230	667	19,473
Changes in operating assets and liabilities	14.2	(2,679)	(606)	(8,454)
Net cash generated by operating activities from discontinued operations	5.3	17,716	10,156	8,462
Net cash generated by operating activities		51,632	37,711	22,930
Cash flows from investing activities:
Payment for property, plant and equipment		(8,402)	(19,443)	(17,139)
Payment for acquisitions of intangible assets		-	-	(6)
(Payment) collection for public securities and shares, net		(4,393)	9,691	1,168
Payments for capital integration in companies		-	(4,794)	-
Payments for capital integration in associates		(190)	-	-
Proceeds from sale of intangible assets		-	-	87
Collections for sales of shares in companies and property, plant and equipment		38	2,177	17,240
Dividends received		195	3,798	735
Colletion (pay) from loans, net		437	170	(141)
Early collection for sale of subsidiary		424	-	-
Recovery (suscription) of investment funds, net		3,579	(3,635)	7,124
Net cash used in investing activities from discontinued operations		(7,219)	(5,156)	(8,328)
Net cash (used in) generated by investing activities		(15,531)	(17,192)	740

Cash flows from financing activities:
Proceeds from borrowings		25,253	25,808	9,250
Payment of borrowings		(20,514)	(25,276)	(9,057)
Payment of borrowings interests		(12,435)	(5,516)	(4,351)
Payment for acquisition of own shares		(7,092)	(7,412)	(12,864)
Payments of dividends from subsidiaries to third parties		(586)	(57)	(82)
Repurchase and redemption of corporate bonds		(6,747)	(3,576)	(73)
Payments of leases		(149)	(72)	-
Payments for capital reduction		(1,575)	-	-
Net cash used in financing activities from discontinued operations	5.3	(6,152)	(5,071)	(532)
Net cash used in financing activities		(29,997)	(21,172)	(17,709)

Increase (Decrease) in cash and cash equivalents		6,104	(653)	5,961

Cash and cash equivalents at the begining of the year	12.4	13,496	9,097	1,179
Cash and cash equivalents at the begining of the year reclasified to assets classified as held for sale		-	-	238
Exchange difference generated by cash and cash equivalents		(3,338)	5,067	2,011
Loss on net monetary position generated by cash and cash equivalents		-	(15)	(292)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale		(4,362)	-	-
Increase (decrease) in cash and cash equivalents		6,104	(653)	5,961
Cash and cash equivalents at the end of the year	12.4	11,900	13,496	9,097

The accompanying notes are an integral part of these Consolidated Financial Statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,955 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and is the second largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 295 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has more than 3.2 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires. On account of the execution of the contract for the sale of the 51% interest in Edenor (see detail in Note 5.3.1), all Edenor’s assets and liabilities have been classified as held for sale as of December 31, 2020, and the associated results and cash flows, for each of the years ended December 31, 2020, 2019 and 2018, are disclosed under discontinued operations.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 6.9 million m3/day of natural gas and 4,400 barrels/day of oil equivalent for oil in Argentina, as of December 31, 2020. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro. The results and cash flows for 2018 associated with the divestment mentioned in Note 5.3.2 are disclosed under discontinued operations.

In the petrochemicals segment, operations are located in the Republic of Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 85% and 98%.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,090 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 91 gas stations. Additionally, the segment includes advisory services provided to related companies.

The results and cash flows for 2018 associated with the divestment of the main assets of the refining and distribution segment mentioned in Note 5.3.3 are disclosed under discontinued operations in the Holding and others segment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

1.2	Economic context in which the Company operates

The Company operates in a complex economic context which main variables have recently suffered significant volatility both in the domestic and international spheres.

The outbreak of the COVID-19 pandemic in March 2020 caused by the Coronavirus has brought about several consequences globally.

Most governments around the world, including the Argentine Government, implemented drastic measures to contain the spread of the virus, including, but not limited to, the closure of borders and the mandatory lockdown of the population, halting non-essential economic activities and generating a pronounced decrease in the economic activity and production levels. As a result, most governments implemented a series of tax aid measures to sustain the income of part of the affected population, mitigate the risk of disruptions in payment chains and avoid financial crises.

Globally, as from the month of May, a gradual lockdown easing process started; however, some countries experienced a new increase in infection levels, which led to the temporary reimplementation of some measures.

In Argentina, the social, preventive and mandatory lockdown measures decreed by the Federal Government as from March 20, 2020 have affected the power industry, mainly in the second and third quarters of 2020, as detailed below:

-	As regards the electric power generation market, in the second and third quarters of 2020 the SADI’s net demand for electricity decreased by 5.7% and 2.0% compared to the same periods of 2019, mainly due to the lower industrial and commercial activity resulting from the social lockdown. Furthermore, the tariff freeze and the social lockdown have generated delays in the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded a growing delay in payment terms to generation and hydrocarbon producers, reaching a maximum of 45 days in July 2020. Additionally, the SE instructed CAMMESA to suspend the automatic adjustment mechanism for the spot remuneration set by SE Resolution No. 31/20.
-	As regards the gas sector, in the second and third quarters of 2020 gas production recorded a 9.0% and 10.2% year-on-year decrease, respectively, due to the restraining effects of the social, preventive and mandatory lockdown, combined with a higher efficiency of power generation facilities as a result of the renewable and thermal energy installed over the last three years. The average price of gas at wellhead in the second and third quarters of 2020 amounted to US$2.2 and US$2.4 per MMBTU, respectively, experiencing an approximate 35% decrease compared with the same periods of 2019. This decrease is mainly due to the lower prices tendered at CAMMESA’s monthly calls, the lower industrial activity and the diluting effect of inflation on the price of gas sold to distributors.
-	The economic recession caused by the spread of COVID-19, the significant decline in the demand for fuels and the disagreement between producers that are members of the Organization of Oil Exporting Countries (“OPEC”) and non-OPEC (“OPEC+”) producers resulted in a supply and storage crisis of such magnitude that the oil market was greatly impacted. The WTI showed a record drop, reaching -37.63 US$/bbl, whereas the Brent price fell below 20 US$/bbl. After the cutbacks on supply implemented by the OPEC and the OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained quotation above 40 US$/bbl as from mid-June. Even though domestic oil prices use international values as benchmarks, they have experienced a strong decline as a result of the collapse in demand. In this sense, on May 18, 2020, the Federal Government set a support price of 45 US$/barrel for the domestic production. However, this support price was suspended as a result of the increase in the Brent reference price. (see Note 2.3.2).
13

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

-	As regards the petrochemicals segment, during the second quarter of 2020 there was a significant decrease in the demand for certain products sold by the Company, such as styrene and octane bases and, to a lesser extent, polystyrene. As a result of these declines, the styrene and reforming plants halted production for 40 and 60 days, respectively, between May and June, whereas the polystyrene plant stopped production for 30 days in June. Furthermore, the production of rubber had to be suspended in the months of April and May as it was not considered an essential activity and in line with the shutdown of its main domestic customers, which impacted on the recoverability of inventories of several raw materials and products for sale, generating the posting of an allowance for impairment of inventory for $ 706 million (US$ 11 million).. Sold volumes experienced a substantial improvement as from the third quarter of 2020 as a result of the recovery of the industrial activity and the international context.

The Argentine economy was undergoing a recession process, which was deepened by the described COVID-19 pandemic, with an accumulated 11.8% year-on-year fall in the GDP as of the third quarter of 2020, a 36.1% cumulative inflation (CPI) for 2020 and a 40.5% depreciation of the peso against the U.S. dollar according to the BNA’s exchange rate. Furthermore, stricter exchange restrictions were imposed (see Note 2.7), which affect the value of the foreign currency in existing alternative markets for certain exchange transactions that are restricted in the official market.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Generation units

The Company’s revenues from the electric power generation activity come from: i) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolution No. 19/17, from February 2017, SRRYME Resolution No. 1/19 as from March 2019 and SE Resolution No. 31/20 from February 2020). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA are remunerated at the Spot market.

14

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The Company’s generating units are detailed below, directly and through its subsidiaries and joint businesses:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)

CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	SE Resolutions No. 31/20
CTG	GUEMTV12	TV	≤100 MW	SE Resolutions No. 31/20
CTG	GUEMTV13	TV	>100 MW	SE Resolutions No. 31/20
Piquirenda	PIQIDI 01-10	MG	30 MW	SE Resolution No. 220/07
CPB	BBLATV29	TV	>100 MW	SE Resolutions No. 31/20
CPB	BBLATV30	TV	>100 MW	SE Resolutions No. 31/20
CT Ing. White	BBLMD01-06	MG	100 MW	SEE Resolution No. 21/16
CTLL	LDLATG01	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATG02	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATG03	TG	>50 MW	SE Resolutions No. 31/20
CTLL	LDLATV01	TV	180 MW	SE Resolution No. 220/07 (1)
CTLL	LDLATG04	TG	105 MW	SEE Res. 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	SEE Resolution No. 21/16
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	SE Resolutions No. 31/20
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	SE Resolutions No. 287/17
Ecoenergía	CERITV01	TV	Renewable ≤ 50	Energy Plus Res. N° 1,281/06 (1)
CT Parque Pilar	PILBD01-06	MG	100 MW	SEE Resolution No. 21/16 (1)
CTB	EBARTG01 - TG02	TG	HI – Small 50<P≤120	SE Resolution No. 220/07 (1)
HIDISA	AGUA DEL TORO	HI	HI – Small 50<P≤120	SE Resolutions No. 31/20
HIDISA	EL TIGRE	HI	HI – Small 50<P≤120	SE Resolutions No. 31/20
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	SE Resolutions No. 31/20
HINISA	NIHUIL I - II - III	HI	HI – Chica 50<P≤120	SE Resolutions No. 31/20
HPPL	PPLEHI	HI	HI – Media 120<P≤300	SE Resolutions No. 31/20
P.E. M. Cebreiro	CORTEO	Eólica	100 MW	Renovar
PEPE II	PAMEEO	Eólica	53 MW	SEE Resolution No. 281/17
PEPE III	BAHIEO	Eólica	53 MW	SEE Resolution No. 281/17

(1) Uncommitted power and energy under the sales contracts are remunerated according to Resolution No. 31/20.

In construction:

Generator	Tecnology	Capacity	Applicable regime

CTLL	MG	15 MW	SE Resolutions No. 31/20
CTB	CC	280 MW	SE Resolution No. 220/07

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2 Remuneration at the Spot market

Resolutions SEE No. 19/17 and SRRYME No. 1/19, applicable as from February 2017 and March 2019, respectively, established remunerative items based on technology and scale with US$-denominated prices payable in AR$ by applying BCRA’s exchange rate.

On February 27, 2020, SE Resolution No. 31/20 was published in the BO, which superseded the remuneration scheme established by SRRYME Resolution No. 1/19, and provided as follows: i) a reduction in U.S.-denominated values for power capacity availability, maintaining the values of the remuneration for generated and operated energy; ii) converted remuneration values to Argentine pesos at a 60 $/US$ exchange rate; and iii) an additional remuneration, in pesos, for the power capacity generated during the hours of maximum thermal demand of the month, taking into consideration the average power capacity generated by thermal generators and the average power capacity operated by hydroelectric generators.

Finally, it established that the new values set would be updated monthly from the second month of implementation, through a factor that envisages a 60% adjustment by IPC and a 40% adjustment by IPIM. However, on 8 April 2020, through Note No. 2020-24910606-APN-SE-MDP of 8 April 2020, the SE instructed CAMMESA to postpone until a new decision the implementation of the above-mentioned automatic adjustment mechanism, which has not been restored to the date of issuance of these Consolidated Financial Statements.

2.1.2.1 Remuneration for Available Power Capacity

2.1.2.1.1 Thermal Power Generators

Resolution SEE No. 19/17 set a minimum remuneration for power capacity based on technology and scale, and allowed generating, co-generating and self-generating agents owning conventional thermal power plants to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT and supply agreements with CAMMESA. This scheme remains in force until the current resolution.

In Resolution SEE No. 19/17, the availability commitments for each unit were declared for a term of three years, together with information for the summer seasonal programming, with the possibility to offer different availability values for the summer and winter six-month periods. The thermal generators’ remuneration for committed power capacity was proportional to their compliance. In SRRYME Resolution No. 1/19 and SE Resolution No. 31/20, an offer scheme for quarterly periods was established: a) summer (December through February); b) winter (June through August), and c) ‘Other’, which comprises two quarters (March through May, and September through November).

The power remuneration for thermal generators with commitments is proportional to their compliance.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SEE No. 19/17 (US$ / MW-month)	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 (AR$ / MW-month)
Large CC Capacity > 150 MW	3,050	3,050	100,650
Large ST Capacity > 100 MW	4,350	4,350	143,550
Small ST Capacity > 100 MW	5,700	5,200	171,600
Large GT Capacity > 50 MW	3,550	3,550	117,150

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SEE No. 19/17 (US$ / MW-month)	SRRYME No. 1/19 (US$ / MW-month)	SE No. 31/20 (AR$ / MW-month)
Summer – Winter	7,000	7,000	360,000
Fall - Spring	7,000	5,500	270,000

Under SRRYME Resolution No. 1/19 provided for the application on the power capacity remuneration of a coefficient derived from the average utilization factor over the unit’s last twelve months: with a minimum 70% of the utilization factor, 100% of the power capacity payment was collected; if the utilization was between 30% and 70%, the power capacity payment ranged from 70% to 100%; and if the utilization factor was lower than 30%, 70% of the power capacity payment was collected. SE Resolution No. 31/20 maintained the same formula than the previous regime, but in case the utilization factor is lower than 30%, 60% of the power capacity payment is collected.

Finally, SEE Resolution No. 19/17 established an additional remuneration of 2,000 US$/MW-month aiming to encourage availability commitments in the grid’s higher demand periods, that was abolished by SRRYME Resolution No. 1/19. However, the SE Resolution No. 31/20 established an additional remuneration for the hours of maximum thermal requirement of the month (hmrt), which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, applying the following prices to the average generated power:

Period	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	45,000	22,500
Fall - Spring	7,500	-

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2.1.2 Hydroelectric Generators

Resolutions SEE No. 19/17 and SRRYME No. 1/19 set a base remuneration and an additional remuneration for power capacity.

Power capacity availability was determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump at all hours within the period was considered to calculate availability.

The base and the additional remunerations included the following scales and prices:

Technology / Scale	Base (US$ / MW-month)	Additional (US$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000	1,000
Small HI Capacity > 50 ≤ 120 MW	4,500	1,000
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,000	500
Renewable HI Capacity ≤ 50 MW	8,000	1,000

Under SEE Res. No. 19/17, the payment for power capacity was determined by the actual power capacity plus that under programmed and/or agreed maintenance, whereas under SRRYME Res, No. 1/19, hours of unavailability due to programmed and/or agreed maintenance were not computed for the calculation of the power capacity remuneration. However, in order to contemplate the incidence of programmed maintenance works in power plants, from May 2019, pursuant to SME Note No. 46631495/19, the application of a 1.05 factor over the power capacity payment was established.

In case of hydroelectric power plants that were responsible for control structures on river courses and did not have an associated power plant, a 1.20 factor was applied to the plant at the headwaters.

The allocation and collection of 50% of the additional remuneration was conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, as well as upon the progressive updating of the plant’s control systems pursuant to an investment plan to be submitted in accordance with criteria defined by the SEE.

18

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The following are the power by technology and scale values set under SE Resolution No. 31/20:

Technology / Scale	SE No. 31/20 (AR$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	132,000
Small HI Capacity > 50 ≤ 120 MW	181,500
Medium Pumped HI Capacity > 120 ≤ 300 MW	132,000
Renewable HI Capacity ≤ 50 MW	297,000

Period	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	39,000	19,500
Fall - Spring	6,500	-

Furthermore, SE Resolution 31/20 maintains the application of a 1.05 factor over the power capacity to compensate the incidence of programmed maintenance works and the 1.20 factor for units maintaining control structures on river courses and not having an associated power plant is maintained.

2.1.2.1.3 Wind generators

SEE Resolution No. 19/17 established a remuneration associated with the availability of the installed equipment at a base price of 7.5 US$/MW and an additional price of 17.5 US$/MW, which was abrogated by SRRYME Resolution No. 1/19.

2.1.2.2 Remuneration for Generated and Operated Energy

Resolutions SEE No. 19/17 and SRRYME No. 1/19 set a remuneration for generated energy with prices ranging from 5 to 10 US$/MWh and from 4 US$/MWh to 7 US$/MWh, respectively, depending on the technology and type of fuel used.

The remuneration for operated energy applicable to the integration of hourly power capacities for the period was valued at 2.0 US$/MWh and 1.4 US$/MWh for any type of fuel under Resolutions SEE No. 19/17 and SRRYME Resolution No. 1/19, respectively.

SE Resolution No. 31/20 establishes a remuneration for Generated Energy with prices ranging between 240 and 420 $/MWh, depending on the type of fuel and a remuneration for Operated Energy, with an 84 $/MWh price for any type of fuel.

19

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

It should be noted that, in the event that the generation unit is dispatched outside the optimal dispatch, remuneration for generated energy will be set at 60% of the net installed power capacity, regardless of the energy delivered by the generation unit.

In the case of hydroelectric power plants, prices for generated and operated energy under Resolutions SEE No. 19/17 and SRRYME No. 1/19 were 3.5 and 1.4 US$/MWh, respectively, regardless of the scale. Under SE Resolution No. 31/20, they are remunerated at 210 $/MWh and 84 $/MWh, respectively. The remuneration for operated energy must correspond to the optimal dispatch of the system, however, the resolution does not indicate what the consequence would be otherwise.

In the case of hydroelectric pumping plants, both the energy generated and the one consumed for pumping are considered. In addition, if it functions as a synchronous compensator, 60 $/MVAr will be recognized for the megavolt exchanged with the network when required and 84 $/MWh for the energy operated.

As regards energy generated from unconventional sources, SRRYME Resolution No. 1/19 established a single remuneration value of US$ 28/MWh, irrespective of the source used. SE Resolution No. 31/20 sets a value of 1,680 $/MWh. Energy generated prior to the commissioning by the Organismo Encargado del Despacho will be remunerated at 50% of the above-mentioned remuneration.

2.1.2.3 Additional Remuneration for Efficiency and for Low-Use Thermal Generators

SEE Resolution No. 19/17 provided for an efficiency incentive that consisted of the recognition of an additional remuneration equivalent to the remuneration for the generated energy by the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type, as well as an additional remuneration for low-use thermal generators and having frequent startups based on the monthly generated energy for a price of 2.6 US$/MWh multiplied by the usage/startup factor, which were abrogated under the scheme set under SRRYME Resolution No. 1/19.

2.1.2.4 Suspension of contracts within the MAT

The suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) provided for by SE Resolution No. 95/13 remains in effect.

2.1.3 Sales contracts with large users within the MAT

2.1.3.1 Energy Plus

With the purpose of encouraging new generation works, in 2006 the SE approved Resolution No. 1,281/06 established a specific regime which would remunerate newly installed generation sold to a certain category of Large Users at higher prices.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The Energy Plus service consists of the offer of additional generation availability by generators, co-generators and self-generators which, as of the date of publication of SE Resolution No. 1,281/06, were not WEM agents or did not have facilities or an interconnection with the WEM; Considering that:

-	These plants should have fuel supply and transportation facilities;
-	The energy used by GU300 in excess of the Base Demand (energy consumption for 2005 year) qualifies for Energy Plus agreements within the MAT at a price negotiated between the parties; and
-	For new GU300 entering the system, their Base Demand will equal zero.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operated marginal cost, or, alternatively, support the committed demand in case of unavailability through agreements with other Energía Plus generators.

Currently, the Company has Power Availability agreements in force with other generators whereby, in case of unavailability, it may purchase or sell power to support the contracts mutually.

Furthermore, the SE, through Note No. 567/07, as amended, established that GU300 not purchasing their surplus demand in the MAT should pay the Average Incremental Charge of Surplus Demand. As from the month of June 2018, pursuant to SE Note No. 28663845/18, the CMIDE became the greater of $1,200/MWh or the temporary dispatch surcharge.

Due to the drop in surplus demand as a consequence of the decrease in the economic activity, some GU300 decide not to enter into Energy Plus contracts (with higher prices), and generators have to sell their energy at the spot market with lower profitability margins.

Additionally, the Energy Plus contracts market continues being affected by the migration of demand towards renewable energy contracts in the MAT ER.

Under this regime, the Company —through its power plants Güemes, EcoEnergía and Genelba— sells its energy and power capacity for a maximum amount of 283 MW. The values of Energy Plus contracts are mostly denominated in U.S. dollars.

2.1.3.2 Renewable Energy Term Market (“MAT ER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MAT ER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER from renewable sources or self-generation from renewable sources.

Furthermore, it regulates the conditions applicable to projects for the generation, self-generation and co-generation of electric power from renewable sources, and creates the el Registro Nacional de Proyectos de Generación de Energía Eléctrica de Fuente Renovable for the registration of these projects.

21

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Projects destined to the supply of electric power from renewable sources under the MAT ER Regime may not be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy will be sold in the spot market.

Finally, contracts executed under the MAT ER Regime will be administered and managed in accordance with the WEM procedures. The contractual terms —life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191— may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Within the framework of this provision, the Company, through its PEPE II and III wind farms, sells energy for a maximum amount of 106 MW and, additionally, has started selling third-party generators’ renewable energy for an approximate volume of 2 MW.

2.1.4 Supply Agreements with CAMMESA

2.1.4.1 SE Resolution No. 220/07 (“Agreement Res.220”)

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/07, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through its power plants Piquirenda, Loma de La Lata and Barragán, has executed Agreement Res.220 to sell energy and power capacity for a total amount of 856 MW.

It is worth mentioning that the 10-year term for Piquirenda and Loma de la Lata contracts (210 MW) expires in July and November 2021, respectively. Besides, Barragán has an expansion project underway to add 280 MW under this scheme, which commissioning is estimated for the first quarter of 2022.

For further information on the project to the CC at CTB, see Note 16.1.3.

2.1.4.2 SEE Resolution No. 21/16

As a result of the state of emergency in the national electricity sector, the SEE issued Resolution No. 21/16 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer; 2017 winter, and 2017/2018 summer periods.

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Pursuant to this resolution, the Company, through its Loma de la Lata, Ingeniero White and Pilar thermal power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW.

2.1.4.3 SEE Resolution No. 287/17

On May 10, 2017 the SEE issued Resolution No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

For the awarded projects, wholesale power purchase agreements were entered into for a term of 15 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this regulation, the Company, through its Genelba thermal power plant, has entered into an agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW (see Note 16.1.2).

2.1.4.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (RenovAr Programs, Rounds 1, 1.5 and 2) within the WEM. These calls aimed to assign power capacity contracts from different technologies (wind energy, solar energy, biomass, biogas and small hydraulic developments with a power capacity of up to 50 MW).

For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Additionally, several measures have been established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

Under this regulation, the Company, through Greenwind, has a supply agreement in place with CAMMESA for a total 100 MW.

2.1.5 Fuel supply for thermal power plants

On November 6, 2018, SGE Resolution No. 70/18 was published in the BO, which empowered generating, co-generating and self-generating agents within the WEM to acquire the fuels required for own generation; this resolution superseded SE Resolution No. 95/13, which provided that fuel supply for electric power generation would be centralized in CAMMESA (with the exception of generation under the Energy Plus regime). Under the scheme set forth by SGE Resolution No. 70/18, the cost of generation with own fuels was valued according to the mechanism for the recognition of the Variable Production Costs recognized by CAMMESA. During its term of validity, CAMMESA remained in charge of the commercial management and the dispatch of fuels for generators that do not or cannot make use of this option.

23

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In the seasonal programming conducted on November 12, 2018, the Company opted to make use of the self-supply option, and allocated a significant part of its natural gas production as an input for the dispatch of its thermal units.

On December 27, 2019, the Ministry of Productive Development passed Resolution No. 12/19, abrogating, effective as from December 30, 2019, SGE Resolution No. 70/18, and re-establishing the validity of section 8 and section 4 of SE Resolutions No. 95/13 and 529/14, respectively, thus restoring the centralized scheme in CAMMESA for the supply of fuels for generation purposes (except for generators under the Energy Plus scheme and with Wholesale Power Purchase Agreements under Resolution No. 287/17).

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.3.2.1.2), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

SE Resolution No. 354/20 established the gas volumes CAMMESA should prioritize in the electricity dispatch. In this sense, firm volumes to be used by CAMMESA were defined, including: i) volumes corresponding to contracts entered into by CAMMESA with producers acceding to the GasAr Plan; ii) volumes corresponding to contracts executed by adherent producers with generators acceding to the centralized dispatch (these volumes will be discounted by the adherent producers from the applicable quota for which they should enter into contracts with CAMMESA under the GasAr Plan) and; iii) volumes to meet the Take or Pay (“TOP”) obligations under the supply agreement entered into between IEASA and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”).

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the take or pay obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: Generators, Self-generators and/or Co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by IEASA. If a generator with a fuel stocking obligation optionally acquires from IEASA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the Daily Maximum Amount (DMA) less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: Generators, Self-generators and/or Co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.
(v)	Dispatch Priority 5: Generators, Self-generators and/or Co-generators supplied with a gas quota from the unassigned, spot natural gas contracts from any source, acquired by CAMMESA and/or the Generator, according to the supply source. In the case of a generator with own fuel, the maximum amount to be acknowledged will be the corresponding reference prices.

As regards the costs associated with the supply of these fuels, it was established that the electricity demand will bear, among others, the regulated transportation costs, the cost of natural gas and the applicable take or pay obligations.

24

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Generating agents that kept the possibility to purchase their fuel supply (agents under the Energy Plus Program or with Wholesale Purchase Agreements under Resolution No. 287/17) could opt in or out of CAMMESA’s unified dispatch. Acceding to the unified dispatch involves the operating assignment of the contracted firm gas and transportation volumes. Based on their option, the priority order was modified as described above.

In the specific case of generators with wholesale power purchase agreements under SEE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm gas and transportation volumes committed to the supply of Genelba Plus’ CC and Energy Plus contracts. In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the Wholesale Power Purchase Agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

2.1.6 Agreement for the Regularization and Settlement of Receivables with the WEM

On August 5, 2019 and under the call to Generators, the Company and certain subsidiaries executed with CAMMESA an Agreement for the Regularization and Settlement of Receivables with the WEM (the “Agreement”), as instructed through SGE Note NO-2019-66843995-APN-SGE#MHA.

Pursuant to the Agreement, CAMMESA undertook to pay the outstanding Sales Liquidations with Maturity Date to be Defined (“LVFVD”) after discounting the debts taken on with the WEM under the Financing Agreements, Loan Agreements and Receivables Assignment Agreements executed by generators, and applying a 18% write-off on the balance. In this sense, the parties have agreed a total net settlement amount for the outstanding LVFVDs taking into consideration the interest update as of July 31, 2019 and the effects of the mentioned write-off, which amounts to $ 2,122.7 million, before tax withholdings for a total amount of $ 392.9 million. Finally, on August 7, 2019, the total agreed amount was collected.

In furtherance of the undertaken commitments, the Company and certain subsidiaries have waived all submitted claims and have irrevocably dismissed their rights to file any kind of claim (whether administrative and/or judicial) against the Federal Government, the SGE and/or CAMMESA regarding the outstanding LVFVDs.

As a result of the Agreement, the Company has recognized revenues in the amount of $ 260 million and net financial profits for $ 3,119.3 million in the year ended December 31, 2019.

25

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.7        Loosening up of charges and interests in late payment of the economic transaction

Resolutions SRRYME No. 29/2019 and SE No. 148/20 provided for a relaxation in the application of penalty interest and charges in case of delays in the payment of economic transactions within the WEM.

(i)	Reduction of surcharges: the 50% reduction in surcharges for agents with overdue and unpaid debts is postponed until December 31, 2020. This measure in no way affects the Extraordinary Payment Mechanism for Large Users detailed in the next note.

(ii)	Compensatory and penalty interest: only compensatory interest will apply, with a rate equivalent to the rate fixed by the BNA for its 30-day discount transactions, for agents registering a delay in payment but having promptly paid the last three immediately preceding debt maturities, provided the payment is made within 15 days after the invoice maturity date; additionally, penalty interest of 1% will apply for each day of delay, with a cap equivalent to the surcharges provided for in the CAMMESA procedures when the payment is made after such term. It is worth highlighting that the previous scheme provided for increasing penalty interest based on the time elapsed.

(iii)	Compensations: in the case of delays not exceeding 5 days in a certain month, compensations without the application of compensatory interest are allowed by advancing the payment of the following invoice by 2 days per each day of delay.

2.1.8 Generation projects

As a result of the COVID-19 pandemic (see Note 1.2), through Note NO-2020-37458730-APN-SE#MDP the SE instructed the temporary suspension of terms for the execution of the contracts under the RenovAr Programs (Rounds 1, 1.5, 2 and 3), former SE Resolution No. 712/09, former MEyM Resolution No. 202/16 and former SEE Resolution No. 287/17, as well as for projects within the framework of former MEyM Resolution No. 281/17. The instruction applies to projects which had not been previously commissioned as from March 12, 2020 and until September 12, 2020, both dates inclusive. Consequently, the temporary suspension of notices of non-compliance with the scheduled work progress dates was instructed, both regarding the increase in the contract performance bond and the imposition of the stipulated penalties, as applicable, under all agreements entered into pursuant to such resolutions.

Furthermore, it ordered the temporary suspension of notices of breach upon failure to comply with the date scheduled for the commercial commissioning of projects with a dispatch priority under the terms of former MEyM Resolution No. 281/17, and of the collection of the amounts stipulated in the event of breach, in all cases keeping the timely granted dispatch priorities.

2.2 Transmission

2.2.1 Tariff situation

The Solidarity Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, and contemplates the possibility to perform an extraordinary review of the current RTI for a maximum term of up to 180 days.

In 2020, the ENRE did not apply Transener’s semi-annual tariff update mechanism established in the RTI, the tariff scheme in force being that resulting from the August 2019 update.

26

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In this sense, on December 16, 2020, pursuant to Executive Order No. 1020/20, the Federal Government established the beginning of the renegotiation of the current RTI for the electricity and natural gas transportation and distribution utility services, which proceeding may not exceed a term of 2 years. Until the conclusion of each renegotiation, all Agreements corresponding to the respective RTIs in effect will be suspended within the scopes determined in each case by the Regulatory Entities for reasons of public interest. The transitory and final agreements will be entered into with the ENRE or ENARGAS, and the Ministry of Economy ad referendum to the PEN. Furthermore, the electricity tariffs maintenance term established in section 5 of Act No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework was extended for 90 calendar days, or until the entry into effect of the new transitory tariff schemes resulting from the Transition Tariff Regime.

On January 19, 2021, through Resolution No. 17/21, the ENRE launched the proceeding for the transitory adjustment of tariffs of the transmission public utility aiming to establish a Transitional Tariff Regime until reaching a Final Renegotiation Agreement, and summoning Transportation Companies. In this sense, a request for information to begin this process was received.

As of the issuance of these Consolidated Financial Statements, Transener has complied with this requirement, prioritizing the operating costs and capital investments required to maintain service quality.

On March 3, 2021, pursuant to Resolutions No. 54/21 and 55/21, the ENRE called for a Public Hearing for March 29, 2021 to provide information and gather feedback on the Transitory Tariff Regime for Transener and Transba, respectively, within the RTI Process and prior to the definition of tariffs.

Besides, on July 3, 2018 the ENRE informed of the launching of the proceeding for the determination of the remuneration of Independent Transmission Companies in the exploitation stage: TIBA (Transba), the Fourth Line (Transener), YACYLEC and LITSA. In this respect, on October 8, 2018, information on costs, investments and tariff claims corresponding to the Fourth Line and TIBA were submitted to the ENRE. As of issuance of these Consolidated Financial Statements, the ENRE has not issued a resolution with the results of the analysis of the requested information.

2.2.2	SADI’s power service outage

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage.

The outage was a result of the concurrence of multiple shortcomings within the SADI, some of them unrelated to the Transmission System operated and maintained by Transener.

As regards the Transmission System under the responsibility of Transener, the fault was due to a specific technical issue, and not to the lack of investment and maintenance. As a result of the change in the Littoral Corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía –Manuel Belgrano lines, the Auto-Disconnect Generation (“DAG”) mechanism was not properly adapted and did not recognize signals sent out by the protection system. This bypass was made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in the Litoral corridor.

27

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Due to the great volume of electricity dispatched from this corridor and the DAG failure, there was an imbalance between supply and demand which could not be redressed by the system’s other restraint barriers external to the electric power transmission service, resulting in a total outage.

The 500 kV Transmission System was available immediately after the disruption, and 100% of the transmission lines were available to come into operation and allow for the restoration of the system. Service restoration was overall fast (within just 8.5 hours, 75% of the country’s demand had been restored).

Transener estimates that the above mentioned event will give rise to a penalty of approximately $ 6.6 million plus interest, for which a provision is held as of December 31, 2020. This estimate is based on the application of the High-Voltage Transmission System’s Service Quality and Penalties Regime attached to Transener’s Concession Agreement as Sub-annex IV.

As of the issuance of these Consolidated Financial Statements, the ENRE has not applied the penalty to Transener, which may differ from the company's estimates.

The occurrence of this event had an impact in 2020 on the amount of both penalties, which were increased, and awards, which were reduced, on account of the Additional Service Quality and Penalties Regime established by Resolutions No. 552/16 and No. 580/16.

2.3.	Oil and gas

2.3.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

(i)	Sets the terms for exploration permits:
-	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years;
-	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years; and
-	Exploration in the continental shelf and the territorial sea: the basic term is divided into two periods of three years each, plus an optional extension of one year each.
(ii)	Sets the terms for exploitation concessions, extensible for 10-year terms:
-	Conventional exploitation concession: 25 years;
-	Unconventional exploitation concession: 35 years; and
-	Continental shelf and off-shore exploitation concession: 30 years.
(iii)	Sets transportation concessions will be granted for the same term than that granted for the originating exploitation concession.
28

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

(iv)	Sets prices for payments of exploration and exploitation levy and empowers the enforcement authority to establish the payment of extension and exploitation bonds.
(v)	Establishes a 12% royalty payable by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.
(vi)	Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.
(vii)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

2.3.2 Gas Market

2.3.2.1 Natural Gas Production Promotion Programs

2.3.2.1.1 Gas Plan II

In November 2013, pursuant to Resolution No. 60/13, the Committee created the Gas Plan II covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and penalties for the importation of LNG in case of breach of the committed volumes. Resolution No. 60/13, as amended (Resolutions No. 22/14 and No. 139/14), established a price ranging from US$4/MBTU to US$7.5/MBTU, based on the highest production curve attained.

On March 6, 2014 and January 30, 2015, former subsidiaries PELSA and Petrobras were registered with this program pursuant to esolutions No. 20/14 and No. 13/15, respectively, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

However, the receivables recorded by the Company in 2017 under the above-mentioned plan were not timely collected.

To this effect, on April 3, 2018, MINEM Resolution No. 97/18 established a procedure for the cancellation of compensations pending settlement and/or the payment of year 2017, payable in thirty monthly consecutive installments as from January 1, 2019. Beneficiary companies opting for the application of the procedure should state their decision to accede, waiving all present or future administrative and/or judicial actions, remedies, rights or claims regarding the payment of such obligations.

On May 2, 2018, the Group filed with the Ministry of Energy the application form to join the payment procedure set forth by MINEM Resolution No. 97/18, expressing its consent to and acceptance of its terms and scope, the amount of the compensation to the Group established by this resolution being estimated at US$ 148 million.

On February 21, 2019, SGE Resolution No. 54/19 was published, which modifies the described cancellation mechanism and provided for cancellations to be instrumented through the delivery of public debt bonds.

29

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On April 17, 2019 and July 16, 2019, bonds were credited in favor of the Company for a face value of US$ 89 million and US$ 54 million, respectively. These bonds do not accrue interest and are repayable in 29 monthly and consecutive installments, the first one for 6.66%, the following eighteen installments for 3.33%, and the remaining ten installments for 3.34% of the original face value.

As of December 31, 2020, the Company collected US$ 71 million and US$ 43 million, respectively, as repayments, 6 installments still pending collection, which are disclosed in “Public debt securities” under “Investments at amortized cost”.

2.3.2.1.2 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On November 16, 2020, Executive Order No. 892/20 was published in the BO, which approved the GasAr Plan to foster the development of the Argentine gas industry based on a bidding mechanism, and instructed the SE to instrument such plan and to set the applicable complementary and clarifying rules. The most relevant aspects of this executive order include as follows:

(i)	The call for tenders for 70 million m3/d of gas in the 4-year base block, which may not represent more than 70% of the companies’ production.
(ii)	During its term of validity, as from May 2021, each signatory producer commits to supply an injection equal to or higher than the average injection for the May-July 2020 quarter per basin.
(iii)	For off shore production, an additional term of 4 years is established (8 years in total), and the differential between the base production and the actual production will be offset with imported gas or injections exceeding those committed during the months of June, July and August of the first 4 years of the GasAr Plan.
(iv)	Beneficiaries of other plans wishing to take part in the bid should file the waiver provided for in the regulation to be timely approved by the enforcement authority.
(v)	A maximum award price of 3.21 US$/MMBTU (price at current value) is established.
(vi)	The SE will determine, with the assistance of ENARGAS and through a process including actual civic participation, the price for which the natural gas service providers may request the implementation of a tariff update on account of variations in the price of the natural gas purchased, which may be equal to or lower than the market price. The differential between the price determined by the enforcement authority and that offered will be borne by the Federal Government in the form of a compensation.
(vii)	The Federal Government undertakes to create a guarantee fund.
(viii)	The recognition of tax credits subject to regulation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

(ix)	The BCRA will establish appropriate mechanisms to facilitate access to the MLC, provided: funds have been entered through the MLC; and they are “genuine transactions” conducted after the entry into effect of the executive order and destined to the financing of projects under the GasAr Plan.

On November 23, 2020, the SE, through Resolution No. 317/20, launched the “National Public Call for Tenders for the Argentine Natural Gas Production Promotion Plan – 2020-2024 supply and demand scheme” for the award of a volume of 70 million m3 of natural gas per calendar year (CAMMESA plus distributors), which may be modified by the SE to guarantee an optimal domestic supply.

The bidding terms and conditions included samples of the contracts the producers should enter into with CAMMESA and gas distributors. These sample contracts stipulated a Deliver or Pay (“DOP”) obligation for 100% per day and a TOP obligation of 75% per month for CAMMESA and per quarter for distributors.

As regards the payment of contracts with distributors, the Federal Government will bear the monthly payment of the difference between the price offered and that resulting from the tariff schemes through a subsidy payable directly to producers. Pursuant to Act No. 27,591, the payment of this subsidy will be guaranteed by a procedure, pending regulation by the AFIP and the SE.

Additionally, to access the GasAr Plan producers submitted a plan of investments necessary to maintain the committed production and a national added-value commitment providing for the development of direct local, regional and national suppliers.

On December 15, 2020, Resolution No. 391/20 was published in the BO, whereby the natural gas volumes offered under the GasAr Plan were awarded.

In this sense, out of a total base volume of 67.42 million m3/day of natural gas to be purchased, in terms of the offered volume, the Company was ranked third in the Neuquina Basin, with a base volume awarded of 4.9 million m3/day at an annual average price of US$ 3.60 per million BTU for a term of four years effective as from January 1, 2021.

Additionally, the Company has been one of the three producers that offered an additional volume during the winter period, with the award of 1 million m3/day at a price of US$ 4.68 per million BTU. This volume is indispensable to accompany the high seasonality of the Argentine demand, reducing gas imports, the consumption of alternative fuels, and the use of foreign-currency reserves.

Besides, the Company was the firm with the highest increase in offered production (20% between base injection and the winter period) under the call for tenders.

The award granted to the Company represents a 7 million m3/day commitment and, based on the gas curve projected by the SE, the Company has entered into contracts with CAMMESA, IEASA and the other distributors that operating as from January 2021.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

It is worth highlighting that this positioning minimizes contractual demand risks and makes it feasible for the Company to make a strong investment commitment, which will amount to approximately US$ 250 million during the four years of validity of the GasAr Plan.

2.3.2.2 Natural Gas for the Residential segment and CNG

Natural Gas Price within the PIST

On account of the significant devaluation of the Argentine peso and the impossibility to transfer this impact to final users’ tariff schemes, in early October, 2018 prices began to be agreed with distributors in the spot market on a daily basis.

On November 15, 2018 PEN Executive Order No. 1,053/18 was issued, which established, on an exceptional basis, that the Federal Government would bear the exchange difference between the price of gas purchased by gas distributors and that recognized in the gas distributors’ final tariffs for the April 2018 – March 2019 period. ENARGAS will determine the net amount to be transferred to each distributor in 30 monthly and consecutive installments as from October 1, 2019, updated with BNA’s 30-day interest rate; upon the collection of each installment, distributors will immediately make the corresponding payments to the involved natural gas suppliers, and will have to inform and provide proof of such payments before the ENARGAS on a monthly basis.

ENARGAS Resolution No. 466/19 and its amending provisions (Resolutions No. 554/19, No. 624/19 and No. 636/19), established the methodology to determine the amount payable by the Federal Government pursuant to the provisions of PEN Executive Order No. 1,053/18.

On October 25, 2019, the Company acceded to the collection procedure established by PEN Executive Order No. 1,053/18 and regulated by ENARGAS Resolution No. 466/19, the net amount of the receivable pending collection by the Company ascertained pursuant to ENARGAS Resolution No. 735/19 dated November 14, 2019 reaching $ 1,219 million. In December 2019, the Company collected the first installment of $ 41 million, but none of the overdue additional installments have been collected during 2020.

On December 14, 2020, National Budget Act No. 27,591 abrogated PEN Executive Order No. 1,053/18 without affecting rights acquired by the Company to collect the owed amount undertaken by the Federal Government during its term of validity. However, as of the date hereof no transfers corresponding to the overdue installments have been made, significantly affecting the recoverability of this receivable; consequently, in fiscal year 2020, the Company has recorded impairment losses in the amount of $ 888 million (US$ 13 million).

As of the issuance of these Consolidated Financial Statements, the Company is evaluating the possibility to initiate the pertinent proceedings for the collection of the overdue installments.

2.3.2.3 Acquisition of Natural Gas for Generation

Since November 2018, the Company has opted to make use of its self-supply capacity, during the term of SGE Resolution No. 70/18, and has destined a significant part of its natural gas production to its thermal units’ dispatch (see Note 2.1.5).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On the other hand, on December 27, 2018, under a CAMMESA auction conducted for the year 2019, offers for a total 222 million m3 interruptible gas-day were received, at seasonal PIST prices with a maximum price of US$5.2/MBTU and a minimum price of US$3.2/MBTU for the June-August 2019 period, and with a maximum price of US$3.7/MBTU and a minimum price of US$2.2/MBTU for the rest of the year. For implementation of this auction, reference PIST maximum seasonal prices, based on the source basin, were considered according to SGE Note No. 66680075/18, effective as of January 2019. Pampa took part in this auction.

Following the abrogation of SGE Resolution No. 70/18, which restored CAMMESA’s centralization scheme for the supply of fuels for generation purposes, as from December 2019 several successive calls for tenders without a purchase commitment were made (the purchased volume depends on the dispatch by thermal units on a daily basis).

On January 29, 2020, CAMMESA launched a tender for the purchase of the gas volumes required to meet the generation demand for the month of February 2020, with a 30% delivery commitment over the daily order, at an average price of US$ 2.67 for the Neuquina Basin. Since then, CAMMESA has replicated this methodology in all 2020 tenders, of which Pampa took part. Prices obtained in the tenders launched by CAMMESA have shown a sustained downward trend compared to year 2019 prices.

As a result of the implementation of the GasAr Plan, and taking into consideration that the awarded volume has not met the total demand, in the last days of the month of December 2020, a new tender was launched for January 2021, with a price of US$ 2.30 that, for awardees of the GasAr Plan that —as is the case of the Company— does not have either conditions or DOP.

2.3.2.4 Natural Gas Exports

Through resolutions MEyM No. 104/18 and SGE No. 9/18, subsequently replaced in July 2019 by the SGE Resolution No. 417/19, a Procedure for the Authorization of Natural Gas Exports was established. Authorizations, considering in all cases the security of supply to the Argentine domestic market, may consist of short-term (up to 1 year) or long-term (1 to 10 years) exports, whether on an interruptible basis or on a firm basis for summer periods (October - April for a term of up to 5 years), or operational exchanges in emergency situations. Likewise, in August 2019, through the SHC Provision No. 168/19, the terms and conditions for firm gas exports to Chile until May 15, 2020, were approved.

In December 2018 and January 2019, the Company was authorized pursuant to resolution SGE No. 252/18 and No. 12/19 to export natural gas to Chile and Uruguay, on an interruptible basis, respectively. Furthermore, in September 2019, Pampa obtained permission to export natural gas, on a firm basis, to ENAP Refineries in Chile.

On October 31, 2019, SSHC Resolution No. 284/19 was published in the BO, which approves the operating procedure for natural gas exports effective until September 30, 2021 seeking to:

-	ensure the security of the supply to the domestic market;
-	ascertain the scope of any need to restrict gas exports which are operationally useful in case of lack of supply to the domestic market (the “Useful Interruption”);
-	organize, document, and provide predictability to natural gas restriction or interruption procedures; and
-	coordinate the actions to be implemented to ensure supply to the domestic market.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Under this proceeding, the SSHC, ENARGAS, Transport Licensees and Exporters should hold weekly/bi-weekly meetings to analyze the supply domestic status and its implications in gas exports, taking into consideration the projection of the operational status of the gas transportation system and subsystems, the domestic demand, and any event involving potential drawbacks.

The procedure establishes that should the security of the supply to the domestic market be at stake, producers should adjust their exports pursuant to what is resolved under such procedure, and the mere notice of Useful Interruption served by a reliable means will entail the abide by producers.

In case of incurring higher costs for the use of alternative fuels to generate electricity by the WEM (imported LNG, coal, FO or GO), whose cost was borne by the National Government, exporters must pay compensation to CAMMESA. Through SGE Resolution No. 506/19 issued on August 29, 2019, a minimum of US$ 0.1/MBTU and a maximum of US$ 0.2/MBTU for the exported volume were set, that could be offset with receivables for gas sale in in the domestic market with CAMMESA. Such compensation would be included in WEM’s cost of energy.

It should be pointed out that from September 4, 2018 to December 31, 2020, Executive Order No. 793/18 regulated the application of a 12% export tax rate with a cap of $ 4 over each exported US$ for natural gas exports. On December 14, 2019, Executive Order No. 37/19 voided the ceiling of $ 4 for each US$ exported, established in Article 2 of Decree No. 793/18 as amended.

Law No. 27,541 authorized the PEN to modify the Export Duties corresponding to hydrocarbons sold in the external market and ratified the validity of Executive Order No. 793/18 and No. 37/19.

As from the entry into effect of the GasAr Plan, awardees will have preferential firm export conditions for a total volume of up to 11 million m3 per day, exclusively during the non-winter period, which may be used both for exporting natural gas through pipelines and for its domestic liquefaction for its later export as LNG. Firm permits may be obtained for 4 million m3/d in the Neuquina Basin and 2 million m3/d in the Austral Basin (with priority being determined by the price-competition positioning under the GasAr Plan).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4 Oil market

On May 18, 2020 Executive Order No. 488/20 was issued, which provides for a series of measures aiming to preserve crude oil’ exploration and production activities; its main provisions are outlined below:

-	It sets a billing price of 45 US$/bbl for the commercialization of Medanito-type crude oil in the domestic market, adjusted by quality for other types of crude oil and loading ports, effective from the executive order’s publication date to December 31, 2020.
-	It sets a price for the so-called “Criollo Barrel”, which will be quarterly reviewed and rendered ineffective if the Brent oil price exceeds 45 US$/bbl for 10 calendar days.
-	It forces producing and refining companies to keep activity levels similar to those recorded in 2019, although taking into consideration the current contraction in demand resulting from the COVID-19 pandemic, and also requires refining companies to acquire their whole crude oil demand from domestic producers.
-	It limits, while the support price remains in effect, access to the foreign exchange market by producing companies to purchase foreign assets and/or securities denominated in pesos for their further sale in foreign currency or custody transfer abroad.
-	It sets a 0% rate for crude oil export duties considering a base value lower than 45 US$/bbl. The rate will increase gradually as the international price increases until reaching 8%, the cap to be recognized when this price equals or exceeds 60 US$/bbl.

As regards the oil market, after the cutbacks on supply implemented by the OPEC and OPEC+ and the gradual easing of lockdown measures attempted by several countries, a recovery trend was evidenced in the listings of crude oil and its derivatives, with the Brent crude oil showing a sustained price above 40 US$/bbl as from mid-June, after reaching a minimum value below 20 US$/bbl in the month of April 2020.

The validity of the support price for the sale of crude oil in the domestic market, established by Executive Order No. 488/20, terminated on August 31, 2020 as the international Brent crude oil price exceeded US$45/bbl for 10 consecutive days.

2.4.1 Hydrocarbon exploration and exploitation levy

On September 26, 2019, the Province of Neuquén published Executive Order No. 2.032/19, which established values for the exploration and exploitation levy effective as from 2020. An exploration levy of $ 1,245, $ 4,980, $ 7,470 and $ 87,150 per km2 or fraction is set for the first, second, third period and extension, respectively, as well as an exploitation levy of $ 22,410 per km2 or fraction.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Likewise, at the national level the Executive Order No. 771/20 updates the value of the hydrocarbon exploration and exploitation levy payable on a yearly basis to the Federal Government or the Provincial Jurisdiction, as applicable, effective as from fiscal year 2021. It establishes an exploration levy for an amount in pesos equivalent to 0.46, 1.84 and 32.22 oil barrels per square kilometer for the first period, the second period and the term extension, respectively, as well as an exploitation levy for a maximum amount in pesos equivalent to 8.28 oil barrels per square kilometer or fraction.

2.5 Gas Transportation

2.5.1. General aspect

TGS’ license has been granted for an original term of 35 years starting December 28, 1992. However, upon termination TGS may request to the ENARGAS a License extension for an additional ten-year period. Upon termination of the License’s life, whether it be 35 or 45 years, the Natural Gas Law and Executive Order No. 2,458/92 require the call for a new bid for the granting of a new license, where TGS —provided it has substantially met its obligations resulting from the License— will have the option to match the best offer received by the National Government during the bidding process.

2.5.2. TGS’s Tariff situation

2.5.2.1.	Integral Agreement

On March 30, 2017, within the framework of the tariff renegotiation process, TGS executed the 2017 Integral Agreement which, after being approved by the different intervening government agencies and the National Congress, was ratified on March 27, 2018, through PEN Decree No. 250/18. This decree represents the conclusion of the RTI process and terminates all transitional agreements celebrated by TGS, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

-	The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.
-	A Five-Year Investment Plan to be executed by TGS is approved, the plan requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan was for the period from April 1, 2017 to March 31, 2022 and amount to $ 6,786 million (valued at December 31, 2016).
-	A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

-	TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

-	Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4,362/17.
-	Effective as of December 1, 2017, after the issuance of Resolution No. 120/17, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.
-	Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/18 issued by the ENARGAS.

2.5.2.2 Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/18 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution No. 4,362/17, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/19 approved, effective as from April 1, 2019, a 26% increase in tariff schemes applicable to the natural gas transportation utility by TGS current as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the IPIM update index between the months of August 2018 and February 2019 to define six-monthly adjustments to TGS’ tariffs.

As regards the semi-annual tariff update which should have become effective as from October 1, 2019, on September 3, 2019, the ex SGE issued Resolution No. 521/19, later amended by Resolution No. 751/19, postponed its application until February 1, 2020. This deferral will result in TGS having to review and adjust, in the same proportion as the foregone income, the execution of the Five-Year Investment Plan.

However, the Solidarity Law provided that natural gas transportation and distribution tariffs would remain unchanged for a term of 180 days as from December 23, 2019. In this sense, the PEN is vested with the power to renegotiate them, whether under the current RTI or through an extraordinary review pursuant to the provisions of the Natural Gas Law.

On June 9, 2020, pursuant to Resolution No. 80/2020, the ENARGAS created the Coordination and Centralization Committee —Act No. 27,541 and Executive Order No. 278/20— with the mission of coordinating the Integral Tariff Structure Review provided for in section 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Executive Order No. 543/2020 extended the life of that natural gas transport and distribution tariffs would remain undestop for an additional term of 180 calendar days, that is, until December 16, 2020.

Pursuant to Emergency Executive Order No. 1,020/2020, the PEN launched the renegotiation of the RTI finished in 2018, which may not exceed a term of 2 years. Until then, renegotiation agreements in force are suspended. The renegotiation will be conducted by ENARGAS ad referendum to the PEN.

Furthermore, Executive Order No. 1,020/2020 extends the tariff freeze for an additional term of 90 calendar days or until the approval of the transitory tariffs. It is worth highlighting that all the agreements, whether transitory or general, entered into with the Federal Government will have to contemplate the public hearing proceedings established by the current regulations and be authorized by the different governmental bodies.

Additionally, the Solidarity Law provides for the administrative intervention of the ENARGAS, recently extended through Decree No. 1,020.

On February 22, 2021, ENARGAS issued Resolution No. 47/21 convening a public hearing by 16 March 2021 to consider the transitional tariff increase in accordance with Decree No. 1,020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.5.2.3 Collection deferrals

On June 21, 2019, the SGE issued Resolution No. 336/19 establishing a 22% payment deferral on bills issued to natural gas distributors from July 1, 2019 to October 31, 2019 for the utility services provided to natural gas residential users.

The described deferrals will be recoverable in bills issued as from December 1, 2019 in five monthly, equal and consecutive installments.

As of December 31, 2019, TGS’s sales receivables from natural gas distributors amount to $ 1,206 million under these items.

2.5.2.4 Non-regulated segments

2.5.2.4.1 Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

GLP domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the SRH (former Secretary of Hydrocarbon Resources), that sets forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply.

In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually by the SRH. On March 30, 2015, the PEN issued Decree No. 470/15, regulated by SE Resolution No. 49/15, which created the “Household Plan” and sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the GLP producers to supply at a fixed price with a quota assigned to each producer. Additionally, payment of compensation to the Household Plan participating producers was established.

In 2020, pursuant to Executive Order No. 311, maximum reference prices for the sale of LPG, which TGS sells in the domestic market, remained unchanged for a term of 180 calendar days as from its issuance date. On October 19, 2020, the SE passed Resolution No. 30/2020 increasing the price of these products to $ 10,885.

In this context, TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Within the gradual subsidies reduction path granted by MINEM, on March 31, 2017, the MINEM issued Resolutions No. 74 and No. 474/17 that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas had been set at $ 1,267/tn and $ 2,832/tn and $ 1,941.20/tn and $ 3,964/tn, respectively, depending on the client to whom the undiluted propane gas is delivered.

Finally, in May 2018, TGS initiated the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established. Additionally, this last extension established the propane sale price to customers under this program. Notwithstanding the foregoing, on January 14, 2020 TGS received an instruction issued by the SE to proceed with propane deliveries in accordance with set conditions by the sixteenth extension. Later, TGS executed the seventeenth extension to the Propane for Grids Agreement, effective until December 31, 2020. As of the date of issue of these Consolidated Financial Statements, this agreement has not been extended.

During 2020 and 2019, TGS received the amount of $ 150 million and $ 638 million, for subsidies for the programs mentioned above, respectively.

As it has been previously mentioned, participation in the Household Plan results in economic and financial damage to TGS, since under certain circumstances products would be sold at prices below their production costs.

As of December 31, 2020, the Argentine Government owes TGS $ 303 million under these items.

2.5.2.4.2 Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/18, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Later, as a result of the enactment Law No. 27,541, an 8% cap was set for the rate applicable to hydrocarbons effective as from December 23, 2019.

Executive Order No. 488/2020 regulated the rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, which will range between 0% and 8% depending on the price of the “ICE Brent first line” barrel. If this price is below US$ 45, the rate will be 0%. Instead, if the price equals or exceeds US$ 60, an 8% rate will be paid, and the rate will be variable if the price is between US$ 45 and US$ 60.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.6	Tax regulations - Main tax reforms

Pursuant to Act No. 27,430 and Act No. 27,541, several modifications were introduced in the tax treatment, the key components of which are described below:

2.6.1 Income tax

2.6.1.1 Income tax rate

According to Law No. 27,430, the income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

However, Law No. 27,541 suspended the reduction in the rate projected for fiscal years beginning on or after January 1, 2021, providing that during the suspension period the tax rate will remain at 30%.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Effect of tax rate change in the deferred tax” under Income tax of the Consolidated Statement of Comprehensive Income (Note 10.6).

2.6.1.2 Tax on dividends

According to Law No. 27,430, the tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, will be subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 will be subject to a 13% withholding.

Pursuant to the suspension of the Income Tax rate provided for by Law No. 27,541, the 7% withholding will remain in effect for fiscal years beginning on or before January 1, 2021.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

2.6.1.3 Optional Tax revaluation

Law No. 27,430 provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings existing as of December 31, 2017. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and the remaining assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued.

41

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

Several regulations (Decrees No. 353/18, No. 613/18 and No. 143/19 and AFIP General Resolution No. 4,287), have repeatedly postponed the date for exercising this option based on the international context and the greater volatility in financial variables affecting decision-making regarding the exercise of the option.

On March 27, 2019, Pampa and CPB, based on their evaluation of the domestic context and the evolution of financial variables (including the inflation rate), exercised their option to adhere to the tax revaluation regime on their property, plant and equipment existing as of December 31, 2017 pursuant to Title X of Law No. 27,430, the tax cost of such property thus increasing to $ 15,311 million.

On exercising this option, Pampa and CPB have paid the special tax for a principal amount of $ 1,495 million plus interest for $ 45 million.

Additionally, Pampa and CPB had to waive all lawsuits and rights invoked in any previously brought judicial or administrative proceedings seeking the application of updating mechanisms on the income tax (see Notes 11.6.1 and 15.2). Furthermore, Pampa and CPB had to waive their rights to initiate any judicial or administrative proceeding seeking the application of such updating mechanisms regarding fiscal years ended before December 31, 2017.

2.6.1.4 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the IPC published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed one hundred percent (100%) over the thirty-six (36) months preceding the closing of the fiscal period to be settled; alternatively, for the first, second and third fiscal year as from its effective date, this proceeding will apply in case the accumulated variation in such price index, calculated from the beginning of the first fiscal year to the closing of each fiscal year, are higher than fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for the years 2018, 2019 and 2020, respectively.

Law No. 27,541 provides that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth (1/6) should be charged in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five immediately following fiscal periods.

As of the end of fiscal year 2018, an accumulated variation in the price index exceeding the foreseen 55% condition for the application of the comprehensive adjustment in such first fiscal year was not evidenced. However, the costs of goods acquired during fiscal year 2018 have been adjusted in accordance with the procedure stated in subsection (i).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

As of December 31, 2019 and 2020, the cumulative variation in the IPC had exceeded the 15% and 30% condition set for the third and second transition years, , pursuant to Law No. 27,430, and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in cases where, as irregular fiscal years, the legal parameter mentioned for each of the annual financial years has not been exceeded.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable taking into consideration the annual guideline established by Act No. 27,430.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.7	Regulations on access to the exchange free market (“MLC”)

The following is a summary of the main measures taken by the BCRA with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, in 2020, the BCRA issued a series of communications (including, but not limited to, Communications “A” 7001, 7030, 7042, 7052, 7068, 7106, 7142 and 7152), which introduced restrictions associated, among other factors, with transactions with stock market assets by companies and the disposal of liquid foreign assets, thus imposing further restrictions on access to the MLC.

In main, it provided for the obligation to file an affidavit to access the MLC without BCRA’s prior authorization, certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it have liquid foreign assets available was requested for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, but include reserve or guarantee funds created under debt contracts or transactions with derivatives entered into abroad and that may not be used, an additional affidavit should be submitted.

To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad which may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, it established the obligation to enter and settle in the MLC, in case access has been requested and within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020;

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

As regards transactions with stock market assets, it established: (i) the restriction, as from the moment access to the MLC is requested, to perform security sales transactions to be settled in foreign currency or their transfer to depository institutions abroad for a term of 90 days before and after the request, and the filing of an affidavit in this respect; and (ii) that transactions with securities concerted abroad and securities acquired abroad may not be settled in pesos in the country.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments for the import of certain goods abroad or to cancel the principal of debts originating from the import of goods by companies. Additionally, and before executing payments for the import of goods, entities should verify that the affidavit requested to the customer is compatible with BCRA’s existing data. Moreover, the need for BCRA’s prior authorization to access the MLC for the cancellation of principal of foreign financial debts with foreign affiliates remains in effect until March 31, 2021 inclusive.

Furthermore, the BCRA established the obligation to submit a refinancing plan for certain debts and principal maturities scheduled between October 15, 2020 and March 31, 2021, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

Regarding transactions that have been entered and settled through the MLC as from November 16, 2020 and are destined to the financing of projects under the Gas.Ar Plan (see Note 2.2.2.1.2), the BCRA issued Communication “A” 7168 providing for access to the MLC: (i) to transfer foreign currency abroad as earnings and dividends to non-resident shareholders, as from the second anniversary of the investment; (ii) for the repayment of principal and interest of foreign debts with an average life of no less than two years; (iii) for the repatriation of direct investments by non-residents as from the second year and up to the amount of the direct-investment contributions settled in the MLC in the case of a share capital reduction and/or a reimbursement of irrevocable capital contributions by the domestic company, among other requirements provided in the regulation.

After December 31, 2020, BCRA Communication “A” 7196 provided, among other modifications, for a series of measures aiming to make regulations more flexible so as to facilitate the exchange or financing of foreign private-sector liabilities that have been entered and settled through the MLC and concerted as from January 7, 2021, such as: (i) the extension of the term before the maturity date to access the MLC for the cancellation of principal and interest of foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency; and (ii) the possibility to accumulate funds originating from the collection of goods and services exports in foreign and/or domestic accounts destined to guarantee the payment of maturities of debts concerted as from January 2021, among others.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and have been approved for issue by the Board of Directors dated March 10, 2021. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

These accounting policies have been applied consistently by all Group companies.

On account of the execution of the contract for the sale of the 51% interest in Edenor (see detail in Note 5.3.1), comparative results corresponding to the electricity distribution segment have been disclosed under “Discontinued operations” in the statement of comprehensive income.

Figures corresponding to commercial interest presented in comparative form have been reclassified from Financial income to Other operating income to maintain consistency with this period’s figures in accordance with the change of policy detailed in Note 4.

The Company adopted the U.S. dollar as its functional currency commencing on January 1, 2019; therefore, previous comparative figures have been restated in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 — “Financial reporting in hyperinflationary economies”, since the Peso was the Company’s functional currency up to that date.

Additionally, other not significant reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

45

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these consolidated Consolidated Financial Statements are explained below.

The Company has modified its policy for the classification of commercial interest in the statement of comprehensive income as it understands that the items corresponding to late payment surcharges in the cancellation of sales receivables provide relevant information on the business operations and operating flows rather than represent the Company’s financial performance and, therefore, as from this fiscal year, they are disclosed under Other operating income. Management considers that this presentation better reflects the impacts of the operating cycle, allowing for a unified presentation together with other expenses already disclosed under operating expenses (including the impairment of receivables), mainly considering the context detailed in Note 1.2, which furthered the delay in payment terms to generators and hydrocarbon producers.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2020 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2020:

-	Conceptual Framework (issued in March 2018).
-	IFRS 3 “Business Combinations” (amended in October 2018).
-	IAS 1 “Presentation of Financial Statements” and NIC 8 “Accounting Policies, Changes in Accounting Estimates and errors” (amended in October 2018).
-	IFRS 9 “Financial Instruments”, NIC 39 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosures” (amended in September 2019).
-	IFRS 16 “Leases” (amended in May 2020)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company
-	IFRS 17 -“Insurance Contracts”: issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.
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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-	IAS 1 - “Presentation of financial statements”: amended in January and July 2020. It incorporates amendments to the classification of liabilities as current or non-current. Amendments are applicable to fiscal years starting on or after January 1, 2023, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.
-	IFRS 3 – “Business Combinations”: amended in October 2020. It incorporates references to the definitions of assets and liabilities of the new Conceptual Framework and clarifications associated with contingent assets and liabilities incurred separately from those taken on in a business combination. It applies to business combinations as from January 1, 2022, and allows for its early adoption.
-	Annual Improvements to IFRS Standards – 2018-2020 Cycle: amendments were issued in May 2020 and are applicable to annual periods starting as from January 1, 2022. The Company estimates that their application will not have a significant impact on the Company’s operating results or financial position.
-	IAS 16 – “Property, Plant and Equipment”: amended in May 2020. It incorporates modifications on the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and the conditions necessary for it to be capable of operating in the manner intended. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. The Company is currently analyzing the impact of the application of these modifications in its operating results or financial position.
-	IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”: amended in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. The Company estimates that its application will not have a significant impact on the Company’s operating results or financial position.
-	Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation” and IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases”: amended in August 2020. It incorporates guidelines for the measurement of financial assets and liabilities at amortized cost affected by the reform in the reference interest rate. Amendments are applicable to fiscal years starting on or after January 1, 2021. The Company is currently analyzing the impact of the application of these modifications in its operating results or financial position.
4.3	Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded in U.S. Dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates and, pursuant to the CNV’s requirements, is presented in pesos, the legal currency in Argentina.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognized within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

4.3.3 Group companies’ translation into presentation currency

The Company applies the step-by-step method of consolidation; consequently, the financial statements of entities with a functional currency different from the U.S. dollar are first translated into the Company’s functional currency and later into the presentation currency.

The results and financial position of the Company, its subsidiaries, joint ventures and associates with the U.S. dollar as their functional currency are translated into the presentation currency at the end of each period using the following method:

- assets and liabilities are translated at the year-end exchange rates;

- income and expenses are translated at the exchange rate in effect on the date of each transaction;

- results from the translation of functional into presentation currency are recognized under “Other comprehensive income”.

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the presentation currency using the year-end exchange rate. The results generated by the application of IAS 29 adjustment mechanism for hyperinflationary economies, on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

4.3.4 Classification of Other comprehensive income within the Company’s equity

The Company classifies and directly accumulates within equity, in the retained earnings line, the translation differences generated by results (at opening balance and for the year) of the Company and its subsidiaries, joint ventures and associates which functional currency is the U.S. dollar.

The Company classifies and directly accumulates within equity, in the retained earnings line, the results generated by the application of the IAS 29 adjustment mechanism on the opening retained earnings, measured in functional currency, while the remaining results are presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

As a result of the application of the described policy, the translation of the functional currency into a different presentation currency does not change the way in which the underlying items are measured, preserving the amounts, both retained earnings and equity holders, measured in the functional currency in which they are generated.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.4	Principles of consolidation and equity accounting

4.4.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group cease consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see Note 4.4.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.4.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.4.4 below), after initially being recognized at cost.

4.4.3 Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, according IFRS 11 “Joint Arrangements”. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

4.4.3.1 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

4.4.3.2 Joint ventures

Interests in joint ventures are accounted for using the equity method (see Note 4.4.4 below), after initially being recognized at cost.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.4.4 Equity Method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, together with any long-term interests that, in substance, form part of the net investment, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.9.

4.4.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	the fair value of the transferred assets,
(ii)	the liabilities incurred to the former owners of the acquired business,
(iii)	the equity interests issued by the group,
(iv)	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
(v)	the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of: i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.4.6 Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in “Other reserves” within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.5	Segment reporting

Operating segments are reported in U.S. dollars in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

4.6	Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period.

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost less any loss due to impairment, if applicable.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount, stated in terms of the measuring unit current at the disposal date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.6.1	Depreciation methods and useful lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	5 years
Furniture, fittings and communication equipment:	20 years
Computer equipment and software:	3 years
Tools:	10 years
Gas Plant and Pipeline:	20 years

If appropriate, the depreciation method is reviewed and adjusted at the end of each year.

4.6.2 Asset retirement obligations

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning in wind farms, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.7	Intangible assets
4.7.1	Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired at the date of acquisition.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s CGU or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.7.2	Concession arrangements

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

4.7.3	Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization less depreciation a less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.8	Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations (see Note 4.6.2).

According to the successful efforts method of accounting, exploration costs (including geological and geophysical costs), excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.9	Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.10	. Financial assets

4.10.1	Classification

The Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value (either through other comprehensive income or through profit or loss), and
(ii)	those that are subsequently measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics.

Gains and losses from financial assets measured at fair value, will be recorded in the Statement of Comprehensive Income or in Statement of Other Comprehensive Income.

Investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may make an irrevocable election at initial recognition to present subsequent changes in other comprehensive income. The Company's election was to recognize changes in fair value through profit and loss.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

55

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.10.2	Recognition

The conventional purchases and sales of financial assets are accounted for at trade date, that is, the date on which the Company undertakes to purchase or sell the asset, or at settlement date. Financial assets are derecognized when contractual rights to the cash flows from the financial assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of ownership of the asset.

4.10.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognised in profit or loss and disclosed in “Changes in the fair value of financial instruments” within “Other financial Results. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognised or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures equity investments at fair value. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

4.10.4	Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost and financial instruments at fair value through other comprehensive income, if applicable.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

4.10.5	Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

56

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.11	Trade and other receivables

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if applicable.

The Company recognises provisions for impairment on trade and other receivables based on expected credit loss model described in Note 4.10.4. Trade receivables are written off when there is no reasonable expectation of recovery. The Company considers the following default indicators: i) voluntary reorganization proceedings, bankruptcy or initiation of judicial demands; ii) insolvency implying a high impossibility of collection and iii) past due balances greater than 90 days.

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12	Derivative financial instruments and hedging account

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques. Subsequent accounting of changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company may designate derivative financial instruments in the following categories:

(i)	fair value hedge of recognized assets or liabilities or over firm commitment (fair value hedge);
(ii)	cash flow hedges of a particular risk associated with recognized assets and liabilities and highly probable future transactions (cash flow hedges), or
(iii)	net investment hedge in foreign operation (net investment hedges).

At the beginning of the hedge relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, even if it is expected that changes in the cash flows of the hedging instruments offset changes in the cash flows of the hedged items. The Group documents its objective and risk management strategy to carry out its hedging operations.

Changes in the measurement of derivative financial instruments designated as cash flow hedge, which have been determined as effective, are recognized in equity. The gain or loss related to the ineffective portion is recognized immediately in profit or loss. Changes in the measurement of derivative instruments that do not qualify for hedge accounting are recognized in profit or loss.

The Company has not formally designated financial instruments as hedging instruments.

57

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.13	Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation business segment.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of income when the inventories are overstated.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.14	Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset until fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. The gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they be classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

58

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

If it is a discontinued operation, that is, an item which has been disposed of or classified as held for sale; and (i) it represents a significant business line or geographic area which may be considered separate from the rest; (ii) it is part of a single coordinated plan to dispose of a significant business line or operating geographic area which may be deemed separate from the rest; or (iii) it is a subsidiary entity acquired solely for the purpose of reselling it; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

4.15	Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities in the Consolidated Statement of Financial Position and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.16	Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts have been restated in terms of the measuring unit current as of December 31, 2018, with the exception of Share capital and Treasury shares, which represent the subscribed and paid in, and the outstanding treasury capital, respectively. The adjustment resulting from its restatement as of December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

As from the change in functional currency, on January 1, 2019 the Company discontinued the preparation and presentation of financial statements under IAS 29, and has considered equity figures expressed in terms of the measuring unit current as of December 31, 2018 as the basis for subsequent financial statements’ amounts.

4.16.1	Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

59

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.16.2	Share premium

It includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.
(iii)	The difference between the proportional equity value registered before the merger of subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

4.16.3	Legal reserve

In accordance with the Argentine Commercial Companies General Law, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital, the related adjustment of share capital and the translation differences attributable to equity. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is reached.

4.16.4	Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

4.16.5	Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

60

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.16.6	Retained earnings (Accumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, translation differences which are directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS.

General Resolution No. 593/11 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

4.16.7	Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4 and actuarial gains and losses for defined benefit plans and the related tax effect.

4.16.8	Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the Consolidated Financial Statements in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

4.17	Compensation plans

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

4.17.1	Compensations payable in cash:
(i)	Compensation Agreements – Senior Management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap over the Company’s adjusted operating income, approved by the Company’s Board of Directors on June 2, 2017 with the purpose of efficiently aligning the senior management’s interests with those of the Company and its shareholders. With the purpose of avoiding duplication, any analogous compensation paid to senior managers by any of the Company’s subsidiaries will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

The reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton financial valuation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

61

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

(ii)	Annual Variable Compensation granted to certain officers for the performance of technical and administrative duties amounting to 7% and 4% of the EBDA accrued until November 2020 and from December 2020, respectively (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA´s continuing business in Pampa. The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

4.17.2	Compensations payable in shares

Stock Compensation Plan – Officers and other key staff: a certain number of Company shares receivable within the term stipulated in the program to encourage the alignment of the employees’ performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the employees’ compensation; it was approved by the Board of Directors and the Shareholders’ Meeting on February 8 and April 7, 2017, respectively. Furthermore, the Company’s Board of Directors approved the market acquisition of own shares as a means of implementing the Plan (see Note 13.1.1).

The number of shares is calculated as from a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.18	Trade payables and other payables

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

4.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

62

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.19.1	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

4.20	Employee benefits
4.20.1	Short-term obligations

Payroll liabilities, including non-monetary benefits and accumulated sick leave expected to be settled in full within 12 months after the end of the reporting period in which the employees provide the associated service are recognized for the amount expected to be paid when the liabilities are settled. The liabilities are disclosed as Salaries and social security payable in the consolidated statement of financial position.

4.20.2	Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

Additionally, the Company operates several defined benefit plans. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognized in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognized in other comprehensive income (loss) in the period in which they arise and past service costs are recognized immediately in the statement of income (loss).

63

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.21	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the Consolidated Financial Statements based on assumptions and methods considered appropriate and taking into account the opinion of Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as other financial results.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity.

Contingent assets are no recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent assets, where the related inflows of economic benefits are estimated to be probable.

4.22	Revenue from contracts with customers
4.22.1	Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°31/20)

The Company recognizes revenues from i) power availability on a monthly basis as the different power plants are available to generate; ii) power generated in those hours of maximum technical requirement of the month; and iii) energy generated and operated when the delivery of energy is effective, based on the price applicable depending on the technology of each plant and, in the case of thermal power plants, the application of the coefficient derived from the average usage factor over the last 12 months on the power capacity remuneration specified in the Resolution. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

64

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.22.1.2 Revenues from supply agreements with CAMMESA (SE Resolution No. 220/07, SEE Resolution No. 21/16, SEE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 45 days, which is consistent with market practice.

4.22.1.3 Revenues from sales contracts with large users within the MAT

The Company recognizes revenues from energy plus sales and renewable energy when the delivery of energy is effective based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.22.2	Oil and gas segment

The Company recognizes revenues from the sale of oil and gas, to third parties and intersegment, when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that could affect the acceptance of the product by the client. In all cases the transport of the gas is in charge of the client. Revenues from these sales are recognized based on the price by product specified in each contract or agreement to the extent that it is highly probable that a significant reversal will not occur.

Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 45 days, which is consistent with market practice.

4.22.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign market, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(a) when the products are dispatched and transported by and in charge of the client, or,

(b) when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the products according to the sale contract, the acceptance provisions have expired, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognized based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 24 days, which is consistent with market practice.

65

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.22.4 Holding and others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.23	Other Income
4.23.1	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The group did not benefit directly from any other forms of government assistance.

The Company recognizes revenues from natural gas production promotion or stimulus programs upon the actual delivery of gas and in accordance with the price established in the applicable regulation, only inasmuch as it is highly probable that there will be no significant reversal and the consideration is likely to be received, that is, to the extent that the procedure defined by the Government is formally complied with.

The recognition of revenues associated with the Argentine Natural Gas Production Promotion Plan (see Note 2.4.3.1.2) falls within the scope of IAS 20 as it involves a compensation as a result of the maintenance or increase in the committed production volume.

Revenues from natural gas production or stimulus programs are disclosed under Other operating income in the consolidated statement of comprehensive income. Furthermore, the fiscal costs of the above-mentioned programs are disclosed under Other operating expenses in the consolidated statement of comprehensive income.

4.23.2	Interest income

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized cost and financial assets at fair value through other comprehensive income are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

66

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.23.3	Dividends

Dividends are received from financial assets measured at fair value through profit or loss or through other comprehensive income. Dividends are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

4.24	Income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognized on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541, are deferred and accounted for in subsequent fiscal periods (see Note 2.6.1.5).

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted, and are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina (see Note 2.6.1), Venezuela, Ecuador, Bolivia and Uruguay are 30%, 50%, 25%, 25% and 25%, respectively. Additionally, a 3% surcharge is added to Ecuador’s income tax when the company’s shareholder residing in Ecuador is an entity established in a jurisdiction considered a tax haven under Ecuadorian laws.

In Bolivia, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax. Furthermore, and pursuant to the last tax reform passed in Ecuador and effective as from January 1, 2020, dividends distributed to foreign shareholders will be subject to a 10% withholding.

67

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created in as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

4.25	Leases

In leases where the Company is a lessee (Note 18.1), a right-of-use asset and a lease liability are recognized on the date on which the underlying asset is available for use by the Company.

At the commencement date the lease liability is measured at the present value of the payments that are not paid at that date, including:

-	fixed payments, less any lease incentive receivable
-	variable lease payments depending on an index or rate
-	amounts that the Company expects to pay under residual value guarantee
-	exercise price of a purchase option (if the Company is reasonably certain to exercise that option), and
-	penalty payments for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the Company’s incremental borrowing rate, which is the rate the Company would have to pay to borrow over a similar term, security and conditions, the funds necessary to acquire an asset of a similar value to the right-of-use asset in a similar economic environment, or by using the interest rate implicit in the lease, if that rate can be readily determined.

The lease liability is disclosed in “Lease liability” under “Trade and other payables”. Each lease payment is apportioned between the principal and the financial cost. The financial cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Right-of-use assets are measured at cost, which comprises:

-	the amount of the initial measurement of the lease liability
-	any lease payment made at or before the commencement date, less any lease incentive received
-	any initial direct cost, and
-	an estimate of costs to be incurred for decommissioning or restoring the underlying asset pursuant to the terms and conditions of the lease

Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the lease term.

The Company recognizes lease payments associated with short-term leases (up to 12 months) and leases for which the underlying asset is of low value (IT equipment and office supplies) as an expense using the straight-line method over the lease term.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership of the underlying asset are classified as financial leases (Note 18.2). Financial leases are recognized at the commencement date at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Each lease payment received is allocated between income receivable and financial income. Financial income is recognized as a profit or a loss over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. Property under financial leases is derecognized if there is reasonable certainty that the Company will transfer its ownership at the end of the lease term.

NOTE 5: GROUP STRUCTURE

5.1	Corporate reorganizations

The following corporate reorganizations are part of the strategy the Company has been developing since 2017 to attain a simpler and more agile, innovative and flexible organization, allowing it to derive important benefits, a higher operating efficiency, an optimized use of available resources, the streamlining of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. They also allow the Company to leverage the complementarity among the participating companies, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The following reorganizations were perfected by means of a merger through absorption process, under the terms of tax neutrality pursuant to articles 80 and following of the Income Tax Law, whereby the absorbed companies will be dissolved without liquidation subject to the stipulations of the PMC and the provisions of sections 82 to 87 of Argentine Commercial Companies General Law, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions.

In 2019, the Company’s Board of Directors approved the process for the merger through absorption between the Company, as absorbing company, and PEFM, as absorbed company, establishing July 1, 2019 as the actual merger date, as from which all PEFM’s rights and obligations, assets and liabilities were incorporated into the Company’s equity. There was no exchange ratio as the Company directly and indirectly held 100% of PEFM’s capital stock. On October 15, 2019 and February 19, 2020, the respective Shareholders’ Meetings approved the merger process, and the CNV granted its administrative consent, respectively.

69

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

In 2020, the Company’s Board of Directors approved the following mergers through absorption between the Company, as absorbing company, and the following companies, as absorbed companies:

(i)	CPB; actual merger date: January 1, 2020.
(ii)	PACOGEN and PHA, establishing April 1, 2020 as the actual merger date, as from which the Company became simultaneously the beneficiary, remainder beneficiary and trustee under the CIESA Trust. On March 24, 2020, the Trustee transferred to PHA all common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote issued by CIESA and held by the CIESA Trust, which represented 40% of CIESA’s capital stock and voting rights. Until all expenses and taxes associated with the transfer of the Trust Estate have been canceled, the CIESA Trust will remain in effect, with the Trustee maintaining such capacity, and the Company will assume all payment obligations for the applicable taxes and expenses resulting from the transfer of the Trust Estate.
(iii)	PP, Transelec, Pampa FPK, Pampa Holding, Pampa Ventures and Pampa QRP; actual merger date: October 1, 2020.

As from the actual merger date, all the rights and obligations, assets and liabilities of the absorbed companies were incorporated into the Company’s equity, without any exchange ratios, as the Company directly and indirectly held 100% of the absorbed companies’ capital stock, with the exception of Pampa Holding, Pampa QRP, Pampa FPK and Pampa Ventures, where the valuation of the underlying asset was taken into consideration to establish the exchange ratio for each company.

70

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

These mergers were approved by the respective Extraordinary Shareholders’ Meetings, and their registration with the Public Registry is still pending as this proceeding was affected by the impediments inherent in functioning of enforcement agencies during the COVID-19 pandemic.

5.2	Sale of participations and property, plant and equipment

5.2.1 Sale of interest in Oldelval

On November 2, 2018, the Company entered into an agreement with ExxonMobil Exploration Argentina S.R.L. for the sale of 21% of Oldelval’s capital stock and rights, maintaining the remaining 2.1% interest.

Subsequently, on November 27, 2018, the transaction was closed upon the meeting of the applicable precedent conditions, the purchase price paid by the purchaser amounted to US$ 36.4 million. As a result of the transaction, the Company has recognized a $ 1,052 million gain, before taxes.

5.2.2 Sale of the Dock Sud storage terminal

On March 6, 2019, the Company agreed with Raízen Argentina, a licensee of the Shell brand, on the sale, subject to the meeting of certain conditions precedent which are customary for this kind of transactions, of the Dock Sud storage terminal, which tank yard has a total installed capacity of 228 thousand m3.

On March 30, 2019, after the meeting of all precedent conditions, the transfer of the Dock Sud Terminal to the purchaser was completed at a price of US$ 19.5 million, plus US$ 2 million on account of products. The transaction resulted in profits before income tax in the amount of $ 45 million, which are disclosed in item “Gains/losses on the sale of Property, plant and equipment” under “Other operating income”.

5.3	Assets held for sale, associated liabilities and discontinued operations

As of December 31, 2020, 2019 and 2018, the results for operations associated with the below-detailed sales transactions have been disclosed under “Discontinued operations” in the consolidated statement of comprehensive income.

5.3.1 Divestment of stake in Edenor

On December 28, 2020, the Company entered into with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Purchaser”) a share purchase agreement whereby it agreed to sell its controlling interest in Edenor through the transfer of all Class A shares representing 51% of the capital stock and voting rights of said company (the “Transaction”). The closing of the Transaction (the “Closing”) is subject to the fulfillment of certain precedent conditions. On February 17, 2021, Pampa’s shareholders meeting was held and the Transaction was approved, remaining outstanding, as of the date of issue of these Consolidated Financial Statements, the approval by the ENRE still being pending.

71

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The sale of the stake in Edenor is part of the Company’s strategic plan aiming to focus investments on its core businesses: continuing expanding the installed capacity for the generation of electricity and the development of unconventional natural gas reserves, specifically, the investments necessary to reach the committed production under the Gas.Ar Plan (see Note 2.3.2.1.2) and the closing to Combined Cycle at CTB (see Note 16.1.3).

The agreed sales price consists of: (i) 21,876,856 Class B shares of Edenor representing 2.41% of the capital stock and voting rights of Edenor (the “Price in Kind”); (ii) US$ 95 million (the “Price in Cash”); and (iii) a contingent payment of 50% of the earnings resulting from a change in control of the Purchaser or Edenor (the “Contingent Payment”), in case this situation takes place within the first year after the Closing, or the term during which the Price Balance (as defined in the following paragraph) is pending settlement, whichever is later.

The Price in Kind was paid upon the execution of the share purchase agreement and the Price in Cash will be paid in 3 installments as follows: (i) the first installment, in the amount of US$ 5 million, upon the execution of the share purchase agreement; (ii) the second installment, in the amount of US$ 50 million, on the Closing date, subject to the fulfillment of certain precedent conditions; and (iii) the third installment, in the amount of US$ 40 million, one year after the Closing date, except in cases of offsetting or prepayment (the “Price Balance”). The Price Balance will accrue interest at a 10% annual nominal fixed rate as from the Closing date, payable on a quarterly basis.

Within the previously described framework and pursuant to IFRS 5, and considering that the Transaction would involve loss of control over the subsidiary, all Edenor’s assets and liabilities have been classified as held for sale as of December 31, 2020 and have been measured at the lower between its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for $ 49,115 million (US$ 589 million), which was disclosed together with the results corresponding the Electricity distribution segment under “Discontinued operations” of the statement of comprehensive income.

The Transaction does not include the transfer of Class B shares; therefore, after the Closing, the Company will keep a 4.1% stake in Edenor’s capital stock and voting rights (this stake includes the Price in Kind).

5.3.2 Sale of PELSA shares and certain oil areas

On January 16, 2018, the Company agreed to sell to Vista Oil & Gas S.A.B. de C.V. (“Vista”) its direct 58.88% interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks, in line with the Company's strategy to focus its investments and human resources both on the expansion of its power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of unconventional gas reserves.

72

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

On April 4, 2018, upon the meeting of all applicable conditions precedent, the transaction was closed. The price paid by Vista, considering the agreed adjustments regarding interests in PELSA, amounted to US$ 389 million. This transaction generated a profit comprehensive income net of taxes in the amount of $ 1,115 million, as follows:

12.31.2018
Sale price	10,197
Book value of assets sold and costs associated with the transaction	(8,553)
Result for sale	1,644
Interests (1)	133
Income tax	(818)
Imputed in results	959

Other comprehensive income (loss)
Reclasification exchange differences on translation	223
Income tax	(67)
Imputed in Other comprehensive income	156

Total comprehensive income	1,115

(1)	Are exposed in "Financial income" in the consolidated statement of comprehensive income related to discontinued operations.
(2)	Sale price recorded as of December 31, 2018 arises from the Consolidated Financial Statements denominated in pesos in accordance with IAS 29, and was translated into U.S. Dollars using the exchange rate as of that date.

5.3.3 Sale of assets in the Refining and Distribution segment

On December 7, 2017, the Company executed with Trafigura Ventures B.V and Trafigura Argentina S.A. an agreement for the sale of certain assets in the Company’s refining and distribution segment based on the conviction that the oil refining and distribution business calls for a larger scale to attain sustainability.

The assets subject-matter of the transaction were: (i) the Ricardo Eliçabe refinery; (ii) the Avellaneda lubricants plant; (iii) the Caleta Paula reception and dispatch plant; and (iv) the network of gas stations currently operated under Petrobras branding. The Dock Sud storage facility was excluded from the sale, as well as the Company's investment in Refinería del Norte S.A.

Pursuant to the foregoing, and in relation with the measurement of the assets and liabilities subject to this transaction at the lower of fair value less cost to sell and the carrying value, as of December 31, 2017, the Company recognized an impairment of Intangible assets and Property, plant and equipment in the amount of $ 1,040 million.

On May 9, 2018, upon the meeting of all applicable precedent conditions the transaction was subject to, the closing of the sale to Trafigura was carried out. After applying the adjustments stipulated in the purchase and sale agreement, the transaction price amounted to US$ 124.5 million. Furthermore, after the closing of the transaction, Trafigura paid to Pampa US$ 56 million for the purchase of crude oil.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of December 31, 2018, the closing of the transaction did not generate additional profits or losses, according to the following detail:

12.31.2018
Sale price	1,044
Book value of assets sold and costs associated with the transaction	(1,044)
Result for sale	-

(1)	Sale price recorded as of December 31, 2018 arises from the Consolidated Financial Statements denominated in pesos in accordance with IAS 29, and was translated into U.S. Dollars using the exchange rate as of that date.
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.3.4 Relevant information on discontinued operations

As of December 31, 2020, 2019 and 2018

	12.31.2020	12.31.2019	12.31.2018
	Distribution of energy	Distribution of energy	Distribution of energy	Oil and gas	Refining and distribution	Eliminations	Total
Revenue	91,316	89,943	55,954	2,481	15,900	(3,388)	70,947
Cost of sales	(77,877)	(73,264)	(42,838)	(1,233)	(13,606)	3,419	(54,258)
Gross profit	13,439	16,679	13,116	1,248	2,294	31	16,689

Selling expenses	(10,843)	(7,351)	(5,033)	(72)	(1,243)	-	(6,348)
Administrative expenses	(5,353)	(3,837)	(2,872)	(46)	(152)	-	(3,070)
Exploration expenses	-	-	-	(4)	-	-	(4)
Other operating income	2,409	1,101	595	54	211	-	860
Other operating expenses	(2,252)	(2,557)	(1,648)	(231)	(378)	-	(2,257)
Share of profit from associates and joint ventures	-	1	1	-	-	-	1
Impairment of property, plant and equipment and intangible assets	(49,115)	-	-	-	-	-	-
Result from the sale of share of profit and property, plant and equipment	-	-	-	1,644	-	-	1,644
Agreement on the regularization of obligations	-	17,095	-	-	-	-	-
Operating income	(51,715)	21,131	4,159	2,593	732	31	7,515

Gain on monetary position, net	9,767	11,192	8,503	255	80	(47)	8,791
Finance income	55	694	399	148	27	-	574
Finance costs	(9,276)	(6,754)	(4,977)	(20)	(10)	-	(5,007)
Other financial results	(1,715)	(3,795)	(1,879)	(135)	824	-	(1,190)
Financial results, net	(1,169)	1,337	2,046	248	921	(47)	3,168
Income (loss) before income tax	(52,884)	22,468	6,205	2,841	1,653	(16)	10,683

Income tax	3,551	(10,655)	(1,865)	(973)	(486)	-	(3,324)
Profit (loss) of the year from discontinued operations	(49,333)	11,813	4,340	1,868	1,167	(16)	7,359

	12.31.2020	12.31.2019	12.31.2018
	Distribution of energy	Distribution of energy	Distribution of energy	Oil and gas	Refining and distribution	Eliminations	Total
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans	108	(7)	(6)	-	-	-	(6)
Income tax	(33)	2	2	(67)	-	-	(65)
Exchange differences on translation	22,409	18,898	-	156	-	-	156
Items that may be reclassified to profit or loss
Exchange differences on translation	(1,618)	(847)	-	223			223
Other comprehensive loss of the year from discontinued operations	20,866	18,046	(4)	312	-	-	308

Total comprehensive income (loss) of the year from discontinued operations	(28,467)	29,859	4,336	2,180	1,167	(16)	7,667

Total income (loss) of the tear from discontinued operations attributable to:
Owners of the company	(41,399)	5,955	2,272	1,778	1,167	(16)	5,201
Non - controlling interest	(7,934)	5,858	2,068	90	-	-	2,158
	(49,333)	11,813	4,340	1,868	1,167	(16)	7,359

Total comprehensive income (loss) of the year from discontinued operations attributable to:
Owners of the company	(30,181)	16,101	2,270	2,026	1,167	(16)	5,447
Non - controlling interest	1,714	13,758	2,066	154	-	-	2,220
	(28,467)	29,859	4,336	2,180	1,167	(16)	7,667

75

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of December 31, 2020, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

12.31.2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	99,721
Right-of-use assets	280
Investments in joint ventures and associates	11
Financial assets at amortized cost	239
Trade and other receivables	42
Total non-current assets	100,293

Inventories	1,873
Financial assets at amortized cost	78
Financial assets at fair value through profit and loss	2,222
Trade and other receivables	14,775
Cash and cash equivalents	4,362
Total current assets	23,310
Assets classified as held for sale	123,603

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	2,431
Deferred revenue	1,471
Deferred tax liabilities	23,709
Defined benefit plans	749
Salaries and social security payable	303
Borrowings	8,261
Trade and other payables	6,806
Total non-current liabilities	43,730

CURRENT LIABILITIES
Provisions	358
Deferred revenue	37
Taxes payables	1,793
Defined benefit plans	84
Salaries and social security payable	3,734
Derivative financial instruments	1
Borrowings	143
Trade and other payables	36,018
Total current liabilities	42,168
Liabilities associated to assets classified as held for sale	85,898

76

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2020	12.31.2019	12.31.2018

Net cash generated by operating activities	17,716	10,156	8,462
Net cash used in investing activities	(7,219)	(5,156)	(8,328)
Net cash used in financing activities	(6,152)	(5,071)	(532)

Increase (decrease) in cash and cash equivalents from discontinued operations	4,345	(71)	(398)

Cash and cash equivalents at the begining of the year	558	27	360
Effect of devaluation and inflation on cash and cash equivalents	(541)	602	65
Increase (decrease) in cash and cash equivalents	4,345	(71)	(398)
Cash and cash equivalents at the end of the year	4,362	558	27

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4	Interest in subsidiaries, associates and joint ventures

5.4.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2020	12.31.2019
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Corod	Venezuela	Oil	100.00%	100.00%
CPB (1)	Argentina	Generation	-	100.00%
CPB Energía S.A.	Argentina	Generation	100.00%	100.00%
EcuadorTLC	Ecuador	Oil	100.00%	100.00%
Edenor (2)	Argentina	Distribution of energy	57.12%	56.32%
EISA	Uruguay	Investment	100.00%	-
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
PACOSA	Argentina	Trader	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PACOGEN (1)	Argentina	Investment	-	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA (1)	Argentina	Investment	-	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP (1)	Argentina	Investment	-	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec (1)	Argentina	Investment	-	100.00%
Trenerec Energía Bolivia S.A. (3)	Bolivia	Investment	-	100.00%
Trenerec S.A.	Ecuador	Investment	100.00%	100.00%

(1)	Merged companies. See Note 5.1.
(2)	Corresponds to effective ownership interest in Edenor after consider treasury shares (55.14% nominal interest). See Note 5.3.1.
(3)	Company liquidated in October 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4.2	Investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	09.30.2020	92	(652)	4,432	28.50%
OCP	Investment	12.31.2020	8,453	(593)	16,419	15.91%
TGS (1)	Transport of gas	12.31.2020	756	3,286	66,027	2.093%

Joint ventures
CIESA (1)	Investment	12.31.2020	639	2,133	33,738	50%
Citelec (2)	Investment	12.31.2020	556	2,180	14,390	50%
Greenwind	Generation	12.31.2020	8,558	9,528	29,998	50%
CTB	Generation	12.31.2020	556	2,180	14,390	50%

(1)	The Company holds a direct and indirect interest of 2.093% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, additionally the Company has an indirect participation of 25.50% in TGS. As of December 31, 2020, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 153,15 and US$ 5.20, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 33,574 million.

(2)	Through a 50% interest, the company joint controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2020	12.31.2019
Disclosed in non-current assets
Associates
Refinor	1,626	1,188
OCP	195	1,974
TGS	2,076	1,293
Other	-	12
	3,897	4,467
Joint ventures
CIESA	20,138	14,088
Citelec	7,195	5,274
CTB	14,999	6,809
	42,332	26,171
	46,229	30,638
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(161)	(265)
	(161)	(265)

(1)	The company receives financial assistance from partners.

The following tables show the breakdown of the result from investments in associates and joint ventures:

	12.31.2020	12.31.2019	12.31.2018
Associates
Oldelval	-	-	116
Refinor	(171)	(135)	(138)
OCP	(296)	901	1,305
TGS	62	54	-
	(405)	820	1,283

Joint ventures
CIESA	942	2,970	2,793
CTB	4,764	945	-
Citelec	1,055	1,129	801
Greenwind	195	(10)	(414)
	6,956	5,034	3,180
	6,551	5,854	4,463
80

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2020	12.31.2019	12.31.2018
At the beginning of the year	30,373	15,180	11,875
Compensation	(298)	(691)	-
Dividends	(2,219)	(4,371)	(707)
Decreases	-	-	(434)
Increases (1)	190	4,770	-
Share of profit	6,551	5,854	4,463
Other comprehensive income (loss)	-	-	(17)
Reclasification to assets clasified as held for sales	(11)	-	-
Exchange differences on translation	11,482	9,631	-
At the end of the year	46,068	30,373	15,180

(1) In 2020, corresponds to the acquisition of TGS’ shares and in 2019, corresponding mainly to the financial receivable with OCP acquired under the transaction with AGIP (see Note 5.3.6.2) and capital contributions to CTB.

5.4.3 Investment in CIESA-TGS

5.4.3.1 Impairment of non-financial assets in TGS

As regards COVID-19 and the Government measures to contain its spread, TGS has mainly identified the following impacts: (i) delays in collections associated with the natural gas transportation business, where, although a recent improvement has been experienced, it cannot be guaranteed that this situation will be maintained over time, due to the suspension of public utility disconnections for non-payment and the implementation of several measures aiming to sustain the income of the most impacted economic sectors; and (ii) a scenario of high volatility in benchmark international prices for the liquid fuels produced and sold by TGS.

In this sense, TGS has assessed the impairment indicators under IAS 36 and has performed recoverable amount tests on the assets included in Property, plant and equipment. As of December 31, 2020, the assessment of recoverability of the CGU of the Natural Gas Transportation business resulted in the recognition of impairment losses for $ 3,114 million (before taxes).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4.3.2 Issuance of Corporate Bonds

TGS General Shareholders' Meeting held on August 15, 2019 approved the extension of TGS´s Corporate Bonds Program from US$ 700 million to US$ 1.2 billion. This extension was authorized on October 9, 2019, by the CNV.

Funds obtained by TGS are applied to: (i) the repurchase of its Class 1 corporate bonds for US$ 87 million; (ii) the cancellation and total redemption of Class 1 CBs for US$ 121 million; and (iii) use the balance of net funds to make investments in capital expenditures in process of execution.

5.4.3.3 Acquisition of own shares in TGS

During fiscal year 2019, TGS’s Board of Directors approved three share buyback programs on March 27, August 26 and November 19, which were executed in accordance with the conditions stipulated in each of them. On defining these programs, the Board of Directors took into consideration TGS’s strong cash position and approved them in view of the distortion existing between TGS’s economic value, measured by its current businesses and derived from ongoing projects, and its stock market listing price.

Own shares acquired by TGS as of October 31, 2019 were destined to the payment of a stock dividend.

On March 6, 2020, TGS’s Board of Directors approved the sixth Share Buyback Program for a maximum investment amount of $ 2,500 million (values effective as of its creation date).

Later on, on August 21, 2020, TGS’s Board of Directors approved a new Share Buyback Program for a maximum investment amount of $ 3,000 million (values effective as of its creation date), which will be effective until March 22, 2021.

5.4.3.4 Acquisition of TGS’s ADRs by the Company

During the fiscal years ended December 31, 2020 and 2019, the Company acquired a total number of 635.380 ADRs and 1,130,365 TGS’s ADRs, at an acquisition cost of US$ 3 million and US$ 8 million, respectively.

5.4.4 Investment in CITELEC

5.4.4.1 Employee Shareholding Program – Transba S.A.

In the year 1997, the Executive Branch of the Province of Buenos Aires awarded 100% of Transba’s Series “A”, “B” and “C” shares to Transener. Series “C” shares were awarded subject to the obligation to transfer them to the Employee Shareholding Program benefiting certain Transba employees, Transener holding 89.99% of Transba’s capital stock.

On June 28, 2019, Transener acquired all the shares under such program. Consequently, Transener holds 99.99% of Transba’s capital stock.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4.4.2 Repurchase of own Corporate Bonds - Transener

As of December 31, 2020 Transener’s Corporate Bonds Class 2 amounted to US$ 98.5 million, of which US$ 7 million have been acquired and by Transba. During the month of January 2021, Transba acquired an additional US$ 5.5 million

5.4.4.3 Acquisition of Transener’s CBs by the Company

During the fiscal year ended December 31, 2020, the Company acquired a total of US$ 1.3 million FV of Transener’s 2021 Class 2 CBs.

5.4.5 Investment in CTB

5.4.5.1 Acquisition of CTEB

On May 29, 2019, the Company, through subsidiaries, after filing a joint offer with YPF, received a notification from IEASA whereby were awarded National and International Public Tender No. 02/2019, launched pursuant to SGE Resolution No. 160/19, regarding the sale and transfer by IEASA of CTEB. The acquisition of CTEB also involves the assignment in favor of the awardee of the contractual capacity as trustor under the Enarsa-Barragán Financial Trust, the VRDs of which (excluding the VRDs to be acquired by the awardee) amount to US$ 229 million.

CTEB, which is located at the petrochemical complex of the town of Ensenada, Province of Buenos Aires, consists of two open-cycle gas turbines, and has a 567 MW installed capacity.

The awardee will have to obtain the commissioning of the closing of the combined cycle within a term of 30 months as from the Seventh Amendment to the Trust Agreement’s effective date, thus increasing the installed power capacity to 847 MW, with an estimated investment of US$ 200 million.

Both the open and the closed cycle have effective power purchase agreements with CAMMESA under Resolution No. 220/07 issued by the former SE: the first one, entered into on March 26, 2009 and terminating on April 27, 2022, as amended and modified from time to time, and the second one dated March 26, 2013 for a term of 10 years as from the commercial operation of the combined cycle.

On June 26, 2019, the acquisition by CTB, a company co-controlled by YPF and Pampa, through subsidiaries, of CTEB transferred by IEASA was completed. The acquisition’s relative price was US$ 282 million, an amount which includes the final (cash) amount offered in the Tender and the acquired VRDs’ purchase price, paid with a contribution of US$ 200 million received by CTB, settled in equal parts by its co-controlling companies, and with a loan received by CTB from a bank syndicate of US$ 170 million.

The Power Plant will be managed and operated by Pampa and YPF on a rotational basis over 4-year periods. Pampa will be responsible for managing CTEB’s operations until 2023. And YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for the closing of the combined cycle.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table details the consideration transferred and the fair value of the assets acquired and the liabilities assumed by CTB as of June 26, 2019:

in million of $
Total consideration transferred (1)	(11,530)
Financial assets at fair value	704
Property, plant and equipment	20,333
Inventories	329
VRDs	(9,836)
Fair value of net assets	11,530

(1)	Includes $ 9,835 million for the purchase of the acquired VRDs, net of $ 580 million of a price adjustment in favor of CTB and $2.275 million per purchase of purchased VRDs.

The fair value of property, plant and equipment items and inventories was calculated considering mainly the depreciated replacement cost of the acquired goods. For this purpose, CTB was assisted by an independent specialist engaged by management.

The replacement cost approach was applied to measure buildings, equipment, installations and works in progress. The methodology applied to determine their fair value entailed:

(i)	the calculation of replacement costs (mainly based on consultations with suppliers and the analysis of specialized publications and information),
(ii)	an estimate of residual values at the end of their useful life (based on the interest generated by the asset at the end of its useful life and the owner’s disposal policy), and
(iii)	the application of deductions for physical, functional and/or economic impairment, if applicable.

The methodology for the determination of the remaining useful life was focused on the analysis of aging, wear and loss of service capacity of the assets resulting from normal use in the activities where they operate.

Regarding the work in progress for the closing of the combined cycle, which will allow a 280 MW rated power capacity increase, an estimate of the work progress’ percentage and the depreciation of the installed equipment was made based on physical inspections and the information supplied by the contracts to complete civil and electromechanical works for the closing of the combined cycle.

Lastly, a comparative sales approach was used to measure lands and vehicles. For this purpose relevant market data was gathered, mainly sales prices of lands in surrounding areas and published sales prices for vehicles.

Additionally, CTB has calculated the weighted present value of future cash flows it expects to receive from the assets to confirm that its fair value does not exceed their recoverable value.

As a result of the described process, CTB has not recorded intangible assets associated with the business acquisition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4.5.2 Financial Trust Agreement

As a result of the award of CTEB’s goodwill, certain amendments were made to the Enarsa-Barragán Financial Trust Agreement entered into between BICE Fideicomisos S.A. (Nación Fideicomisos S.A.’ continuing company), acting as Trustee, and CTB, in its capacity as Trustor substituting IEASA (former ENARSA) (the “Trust Agreement” or the “Trust”).

Under the Trust, on April 25, 2011 publicly traded Series B VRDs for a face value of US$ 582,920,167 were issued. The Trust’s underlying flow is made up of the collection rights resulting from the Power Supply Agreements originally entered into between ENARSA (currently IEASA) and CAMMESA.

On June 26, 2019, date on which the sale of CTEB’s goodwill was perfected, the following operations and contractual amendments were executed:

-        IEASA and BICE Fideicomisos S.A. entered into the fifth amendment to the Trust Agreement, which mainly included the following modifications:

(i)	the flow assignment to the Trust is reduced up to an amount equivalent to debt services plus the Trust expenses monthly disclosed by the Trustee to CAMMESA (previously, 90% of the monthly fixed charge for hired power capacity, for 23,255 US$/MW-month plus VAT, was assigned);
(ii)	a total or partial early redemption option in favor of the Trustor, at the debt’s residual value;
(iii)	the surety timely issued by the National Treasury is canceled; and
(iv)	the endorsement of the insurance against all operating risks in CTEB regarding the loss of benefits in favor of the Trust is required, among others.

-        IEASA assigned its contractual position to CTB through the execution of a Contractual Position Assignment Agreement and, as a result, BICE Fideicomisos S.A. and CTB executed the sixth amendment to the Trust Agreement whereby CTB was incorporated as a Trustor under the Trust Agreement.

-        CTB and IEASA entered into a VRD transfer agreement whereby CTB acquired the outstanding Series B VRDs for a price of US$ 53.5 million (equivalent to 109,628,836 VRDs with a face value of US$ 1 each), thus becoming the holder of such VRDs (the “Trustor’s VRDs”).

On August 22, 2019, CTB and BICE Fideicomisos S.A., entered into the seventh amendment to the Trust Agreement, which incorporated, among others, the following amendments:

(i)	as regards the VRDs: i) the granting of a 24-month grace period (during which only interest will be payable); ii) the modification of the interest rate by the Libor rate plus 6.5%; iii) the determination of principal amortization installments over a 60-month repayment period (to provide constant debt services);
(ii)	the assignment to the Trust of the Steam Turbine Supply Agreement, integrating Collection Rights and the Trust Estate;
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

(iii)	the obligation to complete CTEB’s closing to combined cycle to be commissioned within a term of 30 months as from the entry into effect of the seventh amendment, establishing that the breach of this obligation will be a ground for the acceleration of the VRDs;
(iv)	the incorporation of additional collection rights for both the open and the closed-cycle Supply Agreements;
(v)	the assignment to the Financial Trust of the collection rights net of VAT for a certain percentage to cover debt services and other items provided for in Section 8.3.1. of the Trust Agreement, stipulating that any remaining balance on each Service Payment Date (pursuant to the definition of this term in the Trust Agreement) will be transferred to the Trustor;
(vi)	establishing the simultaneous collection for collection rights assigned to the Trust and for amounts unassigned under the Supply Agreements (pursuant to the definition of this term in the Trust Agreement);
(vii)	establishing that payments to the Trust should be transferred pari passu, with the same payment priority and in the same kind as under the Syndicated Loan (and any other debt allowed under the Trust);
(viii)	providing that in case CAMMESA pays an amount lower than that which should be settled, the collection rights and the amounts payable to the Trustor will be both reduced proportionately;
(ix)	including provisions stipulating that upon the occurrence of a CAMMESA Event (pursuant to the definition of this term in the Trust Agreement): (i) the Trustor may request funds to meet the Power Plant’s Operating Expenses, and (ii) in case funds received as Collection Rights are insufficient, the payments under the VRDs will be rescheduled;
(x)	including a Limited Recourse against the Trustor (pursuant to the definition of this term in the Trust Agreement) upon the occurrence of certain events;
(xi)	incorporating certain commitments typical of this kind of contracts, such as limitations on the payment of dividends, etc.; and
(xii)	modifying the amount of the Reserve Fund (pursuant to the definition of this term in the Trust Agreement) so that it is equivalent to the amount estimated for the next two services under the VRDs.

In accordance with the commitment undertaken under the Trust Agreement, pursuant to a resolution dated October 24, 2019, the CNV authorized the cancellation of the Trustor’s VRDs, which was effected on October 29, 2019. Consequently, on October 31, 2019, the eighth amendment to the Trust Agreement was entered into in order to include the new payment schedule effective as from such cancellation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

On October 16, 2020, as approved by its Board of Directors on October 2, 2020, CTB, acting in its capacity as trustor under the Enarsa-Barragán Financial Trust Agreement entered into between CTB, BICE Fideicomisos S.A., in its capacity as trustee (the “Trustee”), and CAMMESA, in its capacity as assigned debtor, made a partial early redemption of the VRDs issued under the Enarsa-Barragán Financial Trust for a total amount of US$ 130 million, to be applied to the payment of the amortization installments and deferred interest, also paying the interest accrued as of the redemption date plus accessory expenses. Besides, as a result of the VRDs redemption, CTB and the holders of 100% of the outstanding VRDs agreed on a modification to the VRDs payment schedule. In this respect, CTB has requested the Trustee to cancel the redeemed VRDs, which was effected on December 4, 2020, and to perform all necessary acts and enter into all relevant agreements to make the necessary modifications to the applicable documents.

As of the issuance hereof, total outstanding VRDs (amortization installments plus deferred interest, pursuant to the definition of these terms in the Trust Agreement) amount to US$ 93.7 million.

5.4.5.3 Syndicated loan

On June 25, 2019, in order to partially finance the obligations undertaken as a result of the award and execution of the works for the closing of the combined cycle at CTEB, Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. and Industrial and Commercial Bank of China (Argentina) S.A., in their capacity as lenders (the “Lenders”), granted a syndicated loan to CTB in the amount of US$ 170 million maturing on June 26, 2022, with US$ 136 million accruing a fixed 10.25% interest rate and US$ 34 million accruing a variable LIBOR rate+6.25.

On June 25, 2019, the Company executed a share pledge agreement in favor of the Lenders. Additionally, on August 22, 2019, YPF and PACOGEN entered into an amendment to the pledge agreement to include VRD holders as beneficiaries.

CTB endorsed the insurance policy, which covers CTEB’s open cycle’s operating risk, so that secured creditors should be the recipients of any payment, compensation and/or damages under such policy.

Additionally, CTB and Citibank, N.A.’s Branch (incorporated in the Republic of Argentina), in its capacity as trustee and sole beneficiary of the lenders, executed a trust assignment security agreement, which includes the assignment of the collection rights assigned to the Trustor for up to 42% of the amount to be settled, which CTB is entitled to collect pursuant to the power purchase agreements, net of added-value tax.

Finally, in order to coordinate the execution of the rights shared by the VRD holders and the Lenders under the Share Pledge Agreement and the endorsement of the policy, on August 22, 2019 BICE Fideicomisos S.A., in its capacity as Trustee under the Enarsa-Barragán Trust, executed with the Lenders an inter-creditor agreement that includes certain commitments regarding the exercise of its rights associated with the distribution of funds collected as a result of the possible execution of the guarantees shared by the VRD holders and the Lenders, and their interests in the payments to be made under such guarantees.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

In order to implement the above-mentioned redemption, CTB and the Lenders entered into certain amendments to the terms of the Syndicated Loan Agreement so that the Lenders may allow for the application of CTB’s funds to the early partial redemption of the VRDs without observing the pari passu principle stipulated in such agreement and in the Inter-Creditor Agreement. Additionally, Pampa provided a contingent guarantee in favor of the Lenders under the Syndicated Loan Agreement in consideration of the granting of the above-mentioned modifications.

5.4.5.4 Granted guarantees

As regards the conclusion of the Enarsa-Barragán project and as stipulated in the contract, additionally to what has been described above the following guarantees have been granted:

(i)	Financial Trust: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the ENARSA-Barragán Financial Trust Agreement in case the closing to combined cycle’s commissioning is not achieved within 30 months as from the effective date of the seventh amendment to the agreement (plus, if applicable, the 3-month extension that may be granted by VRD holders).
(ii)	Syndicated loan: YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the Syndicated Loan Agreement in case the combined cycle’s commissioning is not achieved by December 26, 2021 (extendable for a term of 3 months).

5.4.5.5 Application to enter the public offering system

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve CTB’s application to the CNV to enter the public offering system for the offering of corporate bonds, the creation of a global program of simple corporate bonds non-convertible into shares for up to US$200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

5.4.6 Investment in OCP

The Company, through PEB, has an equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

On December 6, 2018, OCP entered into a settlement agreement with the Republic of Ecuador to terminate all claims and legal actions brought by the parties regarding discrepancies with the Ecuadorian Treasury. As a result of the agreement, OCP has recorded profits for US$ 387 million.

For its part, as of December 31, 2018, the Company recognized a profit of US$ 35 million on its 11.42% equity interest in OCP’s results, after recognizing previously unrecognized losses regarding OCP’s negative equity until the execution of the transactional agreement.

On the other hand, on December 5, 2018, and before the execution of the settlement agreement, the Company, through its subsidiary PEB, executed an agreement with Agip Oleoducto de Crudos Pesados BV (“AGIP”) for the purchase of shares representing 4.49% OCP’s capital stock and of the financial credit that AGIP held with respect to the subordinated debt issued by OCP, in consideration of a base price equivalent to US$ 1 (one U.S. dollar).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

On June 20, 2019, after meeting of all precedent conditions the transaction was subject to, including the authorization by the Ecuadorian Government, the transaction was closed and registered with the Shareholders’ Registry Book.

Taking into consideration the timeliness of the agreement with AGIP, the closing of the transaction involved the recognition of a profit of US$ 25 million under IAS 28.

The following table details the consideration transferred and the fair value of the assets acquired and the profit recorded by PEB as of June 20, 2019:

in million US$
Acquisition cost (1)	(0.4)
Contingent consideration (2)	(0.1)
Total consideration	(0.5)
Share value of the interest in the fair value of associates’s identifiable assets and liabilities (3)	9.0
Financial credit with OCP	14.2
Dividends to be received	2.5
Assets fair value	25.7
Profit (4)	25.2

(1)	Including expenses paid by PEB to the Ecuadorian Government (Ministry of the Environment) of US$ 0.1 million for the granting of the authorization to transfer the shares held by AGIP and other advisory expenses related to the transaction.
(2)	Contingent consideration for the reimbursement to AGIP calculated by estimating the probability of collection of the financial receivable with OCP Ltd. prior to its maturity in 2021.
(3)	Calculated based on the present value of expected dividend flows.
(4)	Disclosed under “Share of profit (loss) from associates and joint ventures”

Furthermore, as of December 31, 2019, the Company recorded an impairment loss regarding the 11.42% stake in OCP (before the acquisition of the additional 4.49%) in the amount of US$ 6.7 million in connection with the present value of future cash flows expected to be obtained through the collection of dividends considering the concession term that extends until 2023 and a discount rate of 15.3%.

On April 8, 2020, a Force Majeure event occurred, consisting of the sinking and landslide in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, which caused the rupture of the “Oleoducto de Crudos Pesados” pipeline, at KP 93 + 469. This event also affected the “SOTE” Trans-Ecuadorian Pipeline System and the Shushufindi-Quito Pipeline. On May 7, 2020, OCP S.A. restarted operations and resumed the provision of the crude oil transportation service after completing the construction of a variant that allowed the restoration of the crude oil pipeline system.

As of December 31, 2020, OCP recorded a total of US$ 33 million as environmental cleanup and remediation costs, of which it expects to recover US$ 13 million from insurance companies. As of the issuance of these Consolidated Financial Statements, OCP has filed the claims with the applicable insurance companies and has received the first disbursement for US$ 2 million.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Additionally, on June 4, 2020, a contract for the implementation of the specific mutual support agreement was entered into between Petroecuador and OCP, which stipulated that the costs incurred in mitigating and remediating the social and environmental effects resulting from the Force Majeure event would be reimbursed by the other party proportionately to the spilled hydrocarbon volumes. To such effect, the Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources established a 43% percentage for OCP.

The Company has performed recoverable amount tests for its investment in OCP as of December 31, 2020, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, which extends until 2023, and a 15.01% discount rate, generating recognition of a US$ 0.1 million reversal in the recognized impairment loss.

Contingent liabilities in OCP

On January 16, 2020, OCP was served notice of an arbitration claim filed by Oxy Oleoducto SOP LLC (Oxy) requesting a compensation. On March 9, 2020, OCP S.A. answered the notice by rejecting the claims and filing a counterclaim. On November 24, 2020, Oxy and OCP entered into an agreement terminating, effective December 1, 2020 and by means of a joint waiver, the arbitration proceeding heard before the International Centre for Settlement of Investment Disputes regarding the Transportation Agreement known as ISTA.

Furthermore, upon the occurrence of the described Force Majeure event, several organizations and natural persons filed a constitutional protection complaint against OCP, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights. The safeguard action has been disallowed in the first instance by Orellana’s Provincial Court of Justice. As of the issuance of these Consolidated Financial Statements, this proceeding is pending resolution. Even though there is a low probability that this claim will be upheld, a second-instance judgment may only make a declaration of constitutional rights, which would not involve the recognition of any economic value.

5.5     OPERATIONS IN OIL AND GAS CONSORTIUMS

5.5.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.5.2 Oil and gas participation details

As of December 31, 2019, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation			Duration Up To
Name	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.43% and 33.07%	-	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	-	PAMPA	2053
El Mangrullo	Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	-	Tecpetrol	2027
El Tordillo	Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe	Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	Mendoza	22.51%	-	Pluspetrol	2036
Anticlinal Campamento	Neuquén	15.00%	-	Oilstone	2026
Estación Fernández Oro	Río Negro	15.00%	-	YPF	2026
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	-	PAMPA	2040
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	-	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	-	YPF	2052
Chirete	Salta	50.00%	-	High Luck Group Limited	2020/2045

Foreign (2)
Oritupano - Leona	Venezuela	-	22.00%	PDVSA	2025
Acema	Venezuela	-	34.49%	PDVSA	2025
La Concepción	Venezuela	-	36.00%	PDVSA	2025
Mata	Venezuela	-	34.49%	PDVSA	2025

Argentine exploration
Parva Negra Este (3)	Neuquén	42.50%	-	PAMPA	2019
Río Atuel	Mendoza	33.33%	-	Petrolera El Trebol	2020
Borde del Limay (1)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices (1)	Neuquén	85.00%	-	PAMPA	2015
Las Tacanas Norte	Neuquén	90.00%	-	PAMPA	2023

(1)	In the process of being transferred to GyP
(2)	Corresponding to the following stakes: 22% in Petroritupano S.A., 36% in Petrowayú S.A., 34.49% in Petroven-Bras S.A. and 34.49% in Petrokariña S.A (Venezuelan mixed companies) regulating the exploitation of the Oritupano Leona, La Concepción, Acema and Mata blocks, respectively, and incorporated as a result of the purchase of Petrobras Participaciones S.L.’s capital stock in July 2016, without obtaining the Venezuelan Government’s authorizations regarding the change of indirect control. The Company has expressed to the Venezuelan Government authorities its willingness to negotiate the transfer of its shares to Corporación Venezolana de Petróleo S.A.
(3)	In the process of requesting appraisal.

5.5.3 New concessions and changes in oil and gas participations

5.5.3.1 Parva Negra Area

The exploration license for Parva Negra Este, an area located in the Province of Neuquén granted under concession to GyP and operated by Pampa since April 2014 for a term of 4 years, expired in the month of April 2018. As the original agreement had stipulated the possibility to extend it for a year, GyP requested such extension in due time and manner.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Upon the expiration of the exploration license’s extension in the month of April 2019, on March 29, 2019 GyP requested that the block should be classified as an evaluation block for a 3-year period.

5.5.3.2 Las Tacanas Norte area

On January 4, 2019, with the publication in the BO of Executive Order No. 2315/18 passed by the Executive Branch of the Province of Neuquén, this exploratory agreement, effective for a term of 4 years, entered into force. Pampa is the operator of Las Tacanas Norte area with a 90% interest, and GyP is the permit holder with a 10% interest.

The block has a 120 km2 surface and is adjacent to El Mangrullo block, which is currently operated by the Company. The accepted offer consists of a perforation of up to 8 wells with the objective toward Vaca Muerta formation, and other exploratory studies.

5.5.3.3 Río Atuel

As a result of the delay in the approval of the drilling project filed on December 19, 2018, Petrolera el Trebol, the area operator, on June 19, 2019 requested, to the applicable authorities, for the suspension of the term of the second exploratory period in progress. On June 7, 2019, the approval of the drilling project was obtained. On June 19, 2019, the suspension of the second exploration period requested was established by the relevant authorities, determining December 7, 2019 as the new expiration date.

Subsequently, upon operator´s request, on November 11, 2019, the Hydrocarbons Department granted a 12-months term extension, effective as from December 18, 2019, for the third exploratory period. In this same administrative decision, the applicable authority accepted the 50% reversal of the area.

5.5.3.4 Chirete

After the discovery of oil in late 2018, on February 22, 2019 the applicable authorities granted a 12-months term extension, effective as from November 18, 2018, for the third exploratory period. Since the field discovered in this block turned out to be commercially exploitable, on April 26, 2019 an application was filed for the granting of a hydrocarbon exploitation concession over the “Los Blancos” block, with a 95-km2 surface, and on April 30, 2019 a three-year extension of the third exploratory period for the permit’s remaining area was requested. which had been extended for 12 months from November 18, 2018.

On October 13, 2020, the Province of Salta issued Executive Order No. 662/20 granting an exploitation concession over Los Blancos block to the companies “Pampa Energía” and “High Luck Group Limited” for a term of 25 years as from its publication date.

In turn, the Executive Order establishes an Investment Plan in this lot for a total amount of US$57 million for the 2020-2024 period. Additionally, this Executive Order provides for the relinquishment of the remaining area of the Chirete block, which totals 801 square kilometers.

92

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.5.3.5 Anticlinal Campamento

On December 1, 2010, YPF, owner of the exploitation concession over the block, organized on December 1, 2010, a Joint Venture for the drilling of 9 wells, in which the company has a 15% interest. On August 1, 2019, the concession over the “Anticlinal Campamento” block was transferred from YPF to Oilstone Energía S.A, including the transfer of operations and agreements thus remaining unchanged Pampa´s participation in the Anticlinal Campamento.

5.5.3.6 Sierra Chata

On December 27, 2019, through Decree 129/19, the province of Neuquén has approved the assignment of Total Austral´s participation to Mobil Argentina SA, resulting in a Mobil participation of 54.4477% in the area.

5.5.3.7 El Tordillo – La Tapera / Puesto Quiroga

On May 21, 2020, the Partners and the Province of Chubut signed a Memorandum of Understanding extending compliance commitments until June 30, 2021. The block is operated by Tecpetrol and the Company has a 35.6706% stake.

5.6 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2020, 2019 and 2018:

	12.31.2020	12.31.2019	12.31.2018

At the beginning of the year	1,961	727	452
Increases	1,948	1,527	308
Transferred to development	(567)	(682)	(5)
Loss of the year	-	(296)	(28)
Traslation differences	825	685	-
At the end of the year	4,167	1,961	727

Number of wells at the end of the year	12	9	7
93

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.7 Termination of the Participation Agreements in Ecuador

Pursuant to a resolution dated November 25, 2010, the Secretariat of Hydrocarbons notified EcuadorTLC of the termination of the Participation Agreements in Block 18 and in Campo Unificado Palo Azul, the Ecuadorian Government being under a duty to compensate contractors for an amount equivalent to unamortized investments, adjusted at an annual interest rate appropriate for this type of projects in Ecuador, and establishing a term for the Company and the Ecuadorian Government to reach a settlement regarding the agreement.

After bringing several administrative and judicial proceedings, not having reached an agreement with the Ecuadorian government, EcuadorTLC, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, presented, on February 26, 2014 the request for arbitration against Ecuador and EP Petroecuador under the arbitration Rules of the United Nations Commission on International Trade Law.

On January 16, 2018 the Arbitration Court issued the Award, which determined a Settlement Value of US$ 176 million for EcuadorTLC based on its interest in the Block.

As regards the Arbitration proceeding, on March 19, 2018, the Republic of Ecuador and the Plaintiff Partners entered into an agreement whereby the Plaintiff Partners agreed not to request the collection of the Award in consideration of the award of consequential damages, which for EcuadorTLC consisted of: (i) the release from tax and labor claims in dispute in the amount of US$132 million, and (ii) the collection of US$54 million. Additionally, the parties agreed that EcuadorTLC would be the sole beneficiary of the collection of the amount of US$ 9 million corresponding to a commitment undertaken by Petromanabí (a partner of the Block 18 Consortium but not a petitioner). The associated receivable has not been recognized in view of its contingent nature (see Note 15.6).

As a result of the agreement, the Company recognized net income in the amount of US$ 40 million as of December 31, 2018, which was made up as follows: i) US$ 133 million income as compensation for consequential damages after the write-off of the receivable on account of unamortized investments in the amount of US$ 53 million recoverable from the Ecuadorian Government, and ii) a US$ 93 million loss associated with the agreement to the terms of the tax claims assigned to EcuadorTLC pursuant to the agreement.

During 2018, EcuadorTLC collected the agreed amount and waived (without this implying an admission of facts or rights) the proceedings brought in the Ecuadorian Internal Revenue System Claims, and the Ecuadorian Government has made the withholding to cancel all tax debts. On September 20, 2019, through an official letter issued by the Ministry of Labor, EcuadorTLC was notified of the payment on employee participation profits from 2002 to 2010, to the former consortium workers.

94

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, international petrochemical product’s price, the regulatory framework for the energy industry, the projected capital investments and the evolution of the energy demand.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the UGE. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

95

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

If the final tax resolution regarding uncertain tax treatments differs from recognized figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from those estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.22, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

96

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.1.5 Impairment of financial assets

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy (in the spot market), the Company mainly considers CAMMESA’s capacity to meet its payment obligations to generators and the resolutions issued by the SE, which allow the Company to collect its receivables from CAMMESA through different mechanisms.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Periodic revisions and adjustments to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, including reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors or at least once a year.

97

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to oil and gas segment (see Notes 4.6 to 4.9).

6.1.8 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

6.1.9 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include: i) the income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) the cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) the market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

6.2 Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods comprised in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

In fiscal year 2020, the U.S. dollar recorded an approximate 40.5% increase against the Argentine peso, from $59.89 in December 2019 to $84.15 in December 2020, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2020 the Company recorded net foreign exchange gain in the amount of $ 952 million. Taking into account the net active financial position in Argentine pesos as of December 31, 2020, excluding the assets and liabilities available for sale, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of $ 588 million in the 2020 fiscal year’s income/(loss), before income tax.

99

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The Group´s exposure to other foreign currency movements is not material.

6.2.1.1.2 Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks on account of the current regulatory, economic, governmental and other policies in force, oil and gas domestic prices are not directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the 2019 fiscal year’s income/(loss), before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2020	12.31.2019
Shares	338	115
Government securities	1,722	678
Investment funds	772	1,461
Variation of the result of the year	2,832	2,254

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

|

As of December 31, 2020, only approximately 10% of the indebtedness was subject to variable interest rates. Likewise, most of the Company’s indebtedness subject to variable interest rates is denominated in U.S. dollar, based on Libor rate plus an applicable margin and a small portion is denominated in pesos accruing interest based on the private Badlar rate.

As of December 31, 2020, just 13.6% of the indebtedness was subject to variable interest rates. Furthermore, regarding the Company’s debt accruing variable interest rates, 61.8% is denominated in pesos, mainly at Private Badlar rate, and the remaining 38.2% is denominated in U.S. dollars, mainly at Libor rate plus an applicable spread.

100

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of: (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these Consolidated Financial Statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2020	12.31.2019
Fixed interest rate:
Argentinian pesos	4,500	8,589
U.S dollar	110,871	101,036
Subtotal loans granted at a fixed interest rate	115,371	109,625

Floating interest rates:
Argentinian pesos	11,192	575
U.S dollar	6,933	3,827
Subtotal loans granted at a floating interest rate	18,125	4,402

Non interest accrued
Argentinian pesos	657	995
U.S dollar	1,652	1,581
Subtotal no interest accrued	2,309	2,576
Total borrowings	135,805	116,603

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2020 fiscal year's year’s income/(loss), before income tax, of $ 408 million.

6.2.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Board of Directors and approved by the Financial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including petrochemical companies, natural gas distributors and electricity large users.

As of December 31, 2020, the Company’s trade receivables totaled $ 20,739 million, of which 99.98% are short-term and the remaining 0.02% is classified as non-current. With the exception of CAMMESA, which represents approximately 72% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses trade receivables and other receivables in accordance with the policy described in Note 4.10.4.

The expected credit loss on trade receivables and financial assets as of December 31, 2020, 2019 and 2018 amounts to $ 993 million, $ 78 million and $ 455 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2020	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.35%	1.11%	5.74%	9.78%	11.23%	19.77%	20.87%	22.71%
Oil and Gas	0.49%	0.72%	5.96%	16.21%	16.23%	17.74%	17.76%	17.79%
Petrochemicals	0.02%	0.06%	0.72%	2.26%	9.95%	23.84%	19.14%	36.92%
Holding	12.58%	0.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2019	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.10%	0.35%	1.99%	2.95%	4.03%	5.59%	9.79%	16.13%
Oil and Gas	0.53%	1.49%	9.45%	18.03%	18.50%	18.81%	18.90%	18.92%
Distribution of energy	3.00%	3.00%	8.00%	18.00%	20.00%	45.00%	72.00%	72.00%
Petrochemicals	0.39%	0.73%	6.88%	16.66%	25.32%	29.59%	30.97%	43.05%
Holding	1.85%	2.81%	6.84%	17.15%	26.77%	43.21%	49.89%	65.29%

12.31.2018	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.04%	0.09%	2.62%	3.39%	9.37%	13.56%	19.82%	28.88%
Oil and Gas	2.20%	4.42%	11.11%	20.42%	42.85%	47.32%	49.20%	56.32%
Distribution of energy	8.00%	8.00%	12.00%	19.00%	26.00%	59.00%	69.00%	69.00%
Petrochemicals	0.03%	0.08%	1.41%	4.98%	11.52%	20.36%	24.91%	25.24%
Holding	0.96%	1.25%	2.03%	2.85%	19.86%	26.41%	32.95%	32.97%

102

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The loss allowance for financial assets and other receivables adjustment as of January 1, 2018 for the application of the expected credit losses methodology to the loss allowance as of December 31, 2017, based on the incurred loss model, is detailed as follows:

	Financial assets	Other receivables
Loss allowance under IAS 39 as of 12.31.2017	822	256
Adjustment to the opening balance of retained earnings	153	(39)
Loss allowance calculated under IFRS 9 as of 01.01.2018	975	217

The detailed adjustments to the opening balance in equity as a result of the application of IFRS 9, are disclosed net of tax effect for a total amount of $ 80 million, with counterpart in retained earnings of $ 55 million and in non-controlling interest of $ 25 million.

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Loss allowance evolution as of December 31, 2020, 2019 and 2018, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in $ 68 million (decrease)/increase in 2019 fiscal year’s results, before income tax.

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in local and international, capital market as well as banking sector.

103

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

It should be noted that the Company operates in an economic context which main variables have recently suffered significant volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

The impact of COVID-19, added to the special circumstances of the sovereign debt renegotiation being conducted since the end of 2019, affected the international financial markets, which in turn also adversely affected the cost of access to financing, hedging activities, liquidity and access to capital for emerging markets in general, and particularly for Argentina. As regards to access to domestic financing, an increase in liquidity in pesos has been experienced throughout the market, which has significantly reduced the cost of financing, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

Furthermore, the restrictions imposed by the BCRA (see Note 2.7) with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate and other new restrictions which may be imposed in the future may affect the Company’s capacity to access the MLC to acquire the foreign currency necessary to meet its financial obligations, such as debt principal and interest payments (including the CBs debt), and other additional payments abroad, or otherwise affect the Company’s business and the results of its operations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position. The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2020 and 2019 is detailed below:

	12.31.2020	12.31.2019

Current assets	79,789	81,559
Current liabilities	37,734	51,112

Index	2.11	1.60

104

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2020	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	20,523	9,574	6,937
Three months to one year	212	204	19,177
One to two years	4	712	9,331
Two to five years	-	225	54,317
More than five years	-	481	96,373
Total	20,739	11,196	186,135

As of December 31, 2019	Trade receivables	Trade and other payables (1)	Borrowings
Less than three months	29,536	23,334	5,664
Three months to one year	319	3,849	12,900
One to two years	444	658	17,232
Two to five years	15	4,222	58,144
More than five years	-	539	73,823
Total	30,322	32,608	167,763

(1) Includes Lease Liabilities (see Note 18.1.2)

105

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.3 Capital risk management

The aims of managing capital are safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2020 and 2019 were as follows:

	12.31.2020	12.31.2019
Total borrowings	135,805	116,603
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(39,282)	(35,363)
Net debt	96,523	81,240
Total capital attributable to owners	216,770	196,105
Leverage ratio	44.53%	41.43%

106

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía I and II wind farms.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of December 31, 2020, 2019 and 2018, the Company has classified the results corresponding to the divestment mentioned in Note 5.3.1 as discontinued operations, for each of the years ended December 31, 2020, 2019 and 2018.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PACOSA and indirectly interest in OCP. As of December 31, 2018 the Company has classified the results corresponding to the divestment mentioned in Note 5.3.2 as discontinued operations.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, principally consisting of financial investment transactions, holding activities, interests in the associate Refinor and interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively. As of December 31, 2018 includes the results corresponding to the divestment mentioned in Note 5.3.3 as discontinued operations.

The Company manages its operating segment based on its individual net results in U.S. dollars.

The information as of December 31, 2018 disclosed below for comparative purposes arises from the Consolidated Financial Statements denominated in pesos expressed in terms of the measuring unit current as of December 31, 2018 in accordance with IAS 29 - “Financial Reporting in Hyperinflationary Economies”, and was translated into U.S. dollars using the exchange rate as of that date.

.

107

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	559	-	227	265	20	-	1,071	76,639
Intersegment revenue	-	-	67	-	-	(67)	-	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)	(46,850)
Gross profit	305	-	51	32	20	-	408	29,789

Selling expenses	(2)	-	(28)	(8)	-	-	(38)	(2,680)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)	(6,588)
Exploration expenses	-	-	-	-	-	-	-	(29)
Other operating income	35	-	9	2	10	-	56	4,056
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)	(2,550)
Impairment of property, plant and equipment, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)	(10,351)
Share of profit from associates and joint ventures	67	-	(5)	-	23	-	85	6,551
Operating income	241	-	(32)	6	28	-	243	18,198

Finance income	3	-	7	-	1	(2)	9	686
Finance costs	(73)	-	(100)	(3)	(3)	2	(177)	(12,528)
Other financial results	1	-	44	5	34	-	84	6,131
Financial results, net	(69)	-	(49)	2	32	-	(84)	(5,711)
Profit before income tax	172	-	(81)	8	60	-	159	12,487

Income tax	(33)	-	23	(2)	(23)	-	(35)	(3,122)
Profit (loss) for the year from continuing operations	139	-	(58)	6	37	-	124	9,365
Loss for the year from discontinued operations	-	(592)	-	-	-	-	(592)	(49,333)
(Loss) profit for the year	139	(592)	(58)	6	37	-	(468)	(39,968)

Depreciation and amortization	95	81	108	2	-	-	286	21,071

108

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	147	(499)	(58)	6	37	-	(367)	(31,447)
Non - controlling interest	(8)	(93)	-	-	-	-	(101)	(8,521)

Consolidated statement of financial position as of December 31, 2020
Assets	1,595	1,356	1,085	107	832	(85)	4,890	411,528
Liabilities	707	1,021	1,174	126	178	(85)	3,121	262,650

Net book values of property, plant and equipment	1,015	-	543	19	33	-	1,610	135,445

Additional consolidated information as of December 31, 2020
Increases in property, plant and equipment, intangibles assets and right-of-use assets	61	135	41	3	2	-	242	18,562

109

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	819	-	178	321	20	-	1,338	64,699
Intersegment revenue	-	-	270	-	-	(270)	-	-
Cost of sales	(470)	-	(313)	(298)	-	270	(811)	(39,169)
Gross profit (loss)	349	-	135	23	20	-	527	25,530

Selling expenses	(3)	-	(12)	(9)	(2)	-	(26)	(1,294)
Administrative expenses	(32)	-	(47)	(4)	(22)	-	(105)	(5,342)
Exploration expenses	-	-	(9)	-	-	-	(9)	(463)
Other operating income	58	-	5	5	11	-	79	3,749
Other operating expenses	(11)	-	(11)	(9)	(12)	-	(43)	(2,060)
Impairment of property, plant and equipment, intangible assets and inventories	(52)	-	(10)	-	-	-	(62)	(3,713)
Share of profit (loss) from joint ventures and associates	13	-	21	-	67	-	101	5,854
Operating income	322	-	72	6	62	-	462	22,261

Finance income	2	-	17	-	5	(1)	23	1,027
Finance costs	(82)	-	(94)	(8)	(4)	1	(187)	(9,005)
Other financial results	86	-	89	18	(18)	-	175	8,680
Financial results, net	6	-	12	10	(17)	-	11	702
Profit before income tax	328	-	84	16	45	-	473	22,963

Income tax	(80)	-	(16)	(5)	231	-	130	4,531
Profit for the year from discontinuing operations	248	-	68	11	276	-	603	27,494
Profit for the year from discontinued operations	-	197	-	-	-	-	197	11,813
Profit for the year	248	197	68	11	276	-	800	39,307

Depreciation and amortization	71	79	112	1	-	-	263	13,758

110

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2019	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit attributable to:
Owners of the company	239	98	68	11	276	-	692	33,012
Non - controlling interest	9	99	-	-	-	-	108	6,295

Consolidated statement of financial position as of December 31,2019
Assets	1,472	1,480	1,261	136	1,527	(192)	5,684	340,428
Liabilities	1,226	1,792	465	122	(160)	(170)	3,275	196,166

Net book values of property, plant and equipment	1,152	1,691	612	18	34	-	3,507	210,056

Additional consolidated information as of December 31, 2019
Increases in property, plant and equipment	240	173	191	4	3	-	611	30,426

111

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2018	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	604	-	458	338	36	-	1,436	54,126
Intersegment revenue	2	-	63	-	-	(65)	-	-
Cost of sales	(273)	-	(287)	(334)	-	63	(831)	(31,323)
Gross profit (loss)	333	-	234	4	36	(2)	605	22,803

Selling expenses	(1)	-	(19)	(13)	(4)	-	(37)	(1,418)
Administrative expenses	(41)	-	(56)	(6)	(27)	-	(130)	(4,879)
Exploration expenses	-	-	(1)	-	-	-	(1)	(45)
Other operating income	61	-	141	6	15	-	223	8,477
Other operating expenses	(17)	-	(114)	(20)	(6)	1	(156)	(5,878)
Impairment of property, plant and equipment	-	-	-	(32)	-	-	(32)	(1,195)
Share of profit (loss) from joint ventures and associates	(11)	-	37	-	92	-	118	4,463
Income from the sale of associates	-	-	28	-	-	-	28	1,052
Operating income (loss)	324	-	250	(61)	106	(1)	618	23,380

Gain on net monetary position	233	-	107	49	12	2	403	15,193
Finance income	2	-	15	-	14	(1)	30	1,122
Finance costs	(85)	-	(79)	(15)	(6)	1	(184)	(6,967)
Other financial results	(365)	-	(512)	(39)	108	-	(808)	(30,486)
Financial results, net	(215)	-	(469)	(5)	128	2	(559)	(21,138)
Profit (loss) before income tax	109	-	(219)	(66)	234	1	59	2,242

Income tax	(3)	-	57	12	(34)	-	32	1,207
Profit (loss) for the year from continuing operations	106	-	(162)	(54)	200	1	91	3,449
Profit for the year from discontinued operations	-	116	49	-	31	-	196	7,359
Profit (loss) for the year	106	116	(113)	(54)	231	1	287	10,808

Depreciation and amortization	66	69	92	6	1	-	234	6,205

112

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the year ended December 31, 2018	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	100	61	(115)	(54)	231	1	224	8,435
Non - controlling interest	6	55	2	-	-	-	63	2,373

Consolidated statement of financial position as of December 31,2018
Assets	1,414	2,133	1,237	153	872	(137)	5,672	213,835
Liabilities	1,054	1,241	1,273	198	247	(136)	3,877	146,152

Additional consolidated information as of December 31, 2018
Increases in property, plant and equipment	235	227	192	4	7	-	665	25,071
Net book values of property, plant and equipment	1,036	1,657	554	15	54	-	3,316	125,005

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the Consolidated Financial Statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

113

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	12.31.2020	12.31.2019	12.31.2018

Energy sales to the Spot Market	12,581	12,161	10,311
Energy sales by supply contracts	23,542	14,022	10,483
Fuel self-supply	3,971	13,366	1,918
Other sales	199	104	51
Generation sales subtotal	40,293	39,653	22,763

Oil, gas and liquid sales	15,327	8,349	17,123
Other sales	681	137	138
Oil and gas sales subtotal	16,008	8,486	17,261

Technical assistance services and administartion sales	1,351	1,017	1,347
Other	23	20	7
Holding and others subtotal	1,374	1,037	1,354

Petrochemicals products	18,964	15,523	12,748
Petrochemicals sales subtotal	18,964	15,523	12,748
Total revenue	76,639	64,699	54,126

114

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	12.31.2020	12.31.2019	12.31.2018
Inventories at the beginning of the year	9,175	5,169	4,266

Plus: Charges for the year
Purchases of inventories, energy and gas	11,611	17,947	14,299
Salaries and social security charges	3,633	2,716	2,476
Benefits to employees	748	444	218
Accrual of defined benefit plans	266	191	69
Works contracts, fees and compensation for services	3,887	3,018	2,274
Depreciation of property, plant and equipment	13,690	8,378	5,751
Intangible assets amortization	339	281	223
Right-of-use assets amortization	80	89	-
Transport of energy	337	188	155
Transportation and freights	1,448	907	543
Consumption of materials	1,127	931	1,616
Penalties	34	70	29
Maintenance	1,834	1,272	908
Canons and royalties	2,986	2,898	2,782
Environmental control	286	176	193
Rental and insurance	1,581	847	502
Surveillance and security	173	348	209
Taxes, rates and contributions	174	180	183
Other	155	(107)	(204)
Subtotal	44,389	40,774	32,226

Exchange differences on translation	3,052	2,401	-

Less: Inventories at the end of the year	(9,766)	(9,175)	(5,169)
Total cost of sales	46,850	39,169	31,323

115

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2020	12.31.2019	12.31.2018
Salaries and social security charges	231	204	195
Benefits to employees	23	31	-
Accrual of defined benefit plans	-	1	2
Fees and compensation for services	188	106	86
Compensation agreements	24	(55)	81
Depreciation of property, plant and equipment	3	8	22
Taxes, rates and contributions	584	496	645
Net impairment losses on financial assets	852	(47)	89
Transport	640	471	211
Other	135	79	87
Total selling expenses	2,680	1,294	1,418

10.2 Administrative expenses

	12.31.2020	12.31.2019	12.31.2018
Salaries and social security charges	2,410	1,854	2,129
Benefits to employees	317	368	206
Accrual of defined benefit plans	470	363	13
Fees and compensation for services	1,867	1,523	1,541
Compensation agreements	67	(17)	115
Directors' and Syndicates' fees	488	376	151
Depreciation of property, plant and equipment	373	300	209
Consumption of materials	24	33	26
Maintenance	97	100	88
Transport and per diem	34	116	82
Rental and insurance	44	43	32
Surveillance and security	37	32	42
Taxes, rates and contributions	149	79	154
Communications	83	56	58
Other	128	116	33
Total administrative expenses	6,588	5,342	4,879

10.3 Exploration expenses

	12.31.2020	12.31.2019	12.31.2018
Geological and geophysical expenses	29	167	17
Decrease in unproductive wells	-	296	28
Total exploration expenses	29	463	45

116

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	12.31.2020	12.31.2019	12.31.2018
Other operating income
Recovery of doubtful accounts	292	5	7
Insurrance recovery	275	226	-
Services to third parties	437	486	428
Profit for property, plant and equipment sale	45	26	118
Dividends received	76	61	29
Reversal of contingencies	108	67	140
Contractual penalty	481	-	-
Commercial interests	2,089	2,247	1,957
Natural Gas Surplus Injection Promotion Program	-	-	866
Compensation for transaction agreement in Ecuador	-	-	3,721
Other	253	631	1,211
Total other operating income	4,056	3,749	8,477

Other operating expenses
Provision for contingencies	(491)	(255)	(596)
Decrease in property, plant and equipment	(58)	(9)	(83)
Allowance for tax credits	(4)	(225)	(1)
Tax on bank transactions	(788)	(746)	(541)
Cost for services provided to third parties	-	-	(5)
Donations and contributions	(172)	(92)	(82)
Institutional promotion	(157)	(125)	(114)
Extraordinary canon	-	-	(117)
Onerous contract (Ship or Pay)	-	-	(265)
Tax contingencies in Ecuador	-	-	(2,605)
Other	(880)	(608)	(1,469)
Total other operating expenses	(2,550)	(2,060)	(5,878)

117

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5. Financial results

	12.31.2020	12.31.2019	12.31.2018
Gain on monetary position, net	-	-	15,193
Finance income
Financial interest	97	408	872
Other interest	589	619	250
Total finance income	686	1,027	1,122

Finance cost
Commercial interest	(31)	(107)	-
Fiscal interest	(225)	(301)	(295)
Financial interest (1)	(11,648)	(7,966)	(5,935)
Other interest	(192)	(449)	(549)
Other financial expenses	(432)	(182)	(188)
Total financial expenses	(12,528)	(9,005)	(6,967)

Other financial results
Foreign currency exchange difference, net	952	(262)	(29,419)
Changes in the fair value of financial instruments	2,489	4,571	1,668
Gains (losses) from present value measurement	144	2,501	(2,792)
Results for the repurchase of corporate bonds	2,532	1,431	54
Other financial results	14	439	3
Total other financial results	6,131	8,680	(30,486)

Total financial results, net	(5,711)	702	(21,138)

(1) Net of $ 633 million, $ 818 million and $ 282 million capitalized in property, plant and equipment for the years ended December 31, 2020, 2019 and 2018, respectively.

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2020	12.31.2019	12.31.2018
Current tax	1,032	1,295	351
Deferred tax	2,148	(7,255)	(1,473)
Other comprehensive income	-	-	19
Difference in the estimate of previous fiscal year income tax and the income tax statement	(58)	(66)	(104)
Optional tax revaluation	-	1,495	-
Total loss income tax	3,122	(4,531)	(1,207)

118

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2020	12.31.2019	12.21.2018
Profit before income tax	12,487	22,963	2,242
Current tax rate	30%	30%	30%
Result at the tax rate	3,746	6,889	673
Share of profit of associates and joint ventures	(1,968)	(1,448)	(124)
Non-taxable results	(396)	(2,048)	(521)
Effects of exchange differences and traslation effect of property, plant and equipment and intangible assets, net	6,341	4,881	-
Adjustment of valuation of property, plant and equipment and intangible assets	(11,279)	(9,477)	-
(Loss) gain on monetary position, net	-	-	(1,441)
Effect of tax rate change in deferred tax	1,320	1,395	(219)
Adjustment effect for tax inflation	5,642	4,569	-
Payment of optional tax revaluation	-	1,495	-
Special tax, revaluation of property, plant and equipment	-	(7,070)	-
Difference in the estimate of previous fiscal year income tax and the income tax statement	(407)	(3,700)	159
Deferred tax not previously recognized	-	-	143
Non-deductible cost	111	-	26
Other	12	(17)	97
Total loss income tax	3,122	(4,531)	(1,207)

As of December 31, 2020 and 2019 consolidated accumulated tax losses amount to $ 42,392 million and $ 26,618 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years, at the tax rate that is estimated to apply, based on the following breakdown:

Fiscal year generation	Fiscal year prescription	12.31.2020	12.31.2019

2016	2021	229	213
2017	2022	145	108
2018	2023	2,202	2,278
2019	2024	4,933	4,060
2020	2025	3,100	-
		10,609	6,659

119

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

Income tax assessment

As of December 31, 2020 and 2019, the cumulative variation in the IPC has exceeded the 15% and 30% condition set for the third and second transition year pursuant to Act No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the case of the Company and its subsidiaries PEFM, PHA and PACOGEN regarding the interim fiscal periods resulting from the corporate reorganizations where, taking into consideration the merger effective dates, the mentioned legal parameters have not been exceeded.

Investment companies

A literal application of the tax inflation adjustment mechanism set forth by Title VI of the Income Tax Act is inconsistent in certain aspects that have not been applied by some investing subsidiaries in the assessment of the income tax for fiscal years 2020 and 2019.

HIDISA and HINISA

HIDISA and HINISA have assessed the income tax for fiscal years 2012 - 2019 taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, charging all its income in fiscal year 2019, thus failing to apply Section 194 of the Law, the update of Property, plant and equipment amortizations (Sections 87, 88 and 85.e), and a cost restatement on account of the disposal of shares and mutual funds quotas (Section 65), to such effect using the relevant indexes published by the INDEC and relying on the similarity with the parameters stated in re “Candy S.A.”, resolved by the CSJN on July 3, 2009, which ruling ordered the application of the inflation adjustment mechanism.

As of December 31, 2020, the companies hold a provision for the additional income tax liabilities which should have been assessed for the reasons mentioned above. The provision for the period, including compensatory interest, and is disclosed under “Non-current income tax liabilities”.

120

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1. Property, plant and equipment

	Original values
Type of good	At the beginning	Increases	Impairment	Transfers	Decreases	Traslation effect	Reclasification to assets clasified as held	At the end

Land	809	-	(29)	-	-	328		1,108
Buildings	12,088	43	(2,308)	685	-	4,683	(3,645)	11,546
Equipment and machinery	75,055	154	(11,767)	18,997	(193)	32,351	-	114,597
High, medium and low voltage lines	62,736	144	(9,355)	4,148	(161)	22,664	(80,176)	-
Substations	22,036	1,271	(3,983)	4,187	(3)	7,961	(31,469)	-
Transforming chamber and platforms	13,155	220	(2,153)	1,220	(134)	4,751	(17,059)	-
Meters	13,574	73	(1,905)	1,330	-	4,905	(17,977)	-
Wells	40,273	249	-	6,433	(371)	17,717	-	64,301
Mining property	15,136	-	-	-	-	6,131	-	21,267
Vehicles	1,282	216	(50)	353	(6)	606	(1,951)	450
Furniture and fixtures and software equipment	4,461	474	(55)	191	(24)	1,781	(2,428)	4,400
Communication equipments	873	3	(12)	295	-	319	(1,374)	104
Materials and spare parts	2,200	957	(135)	(675)	-	829	(604)	2,572
Petrochemical industrial complex	817	-	-	257	-	359	-	1,433
Work in progress	47,395	13,697	(47)	(36,593)	(15)	14,701	(28,043)	11,095
Advances to suppliers	1,084	1,061	(25)	(828)	-	287	(236)	1,343
Other goods	363	-	(299)	-	-	146	-	210
Total at 12.31.2020	313,337	18,562	(32,123)	-	(907)	120,519	(184,962)	234,426
Total at 12.31.2019	183,517	30,426	(6,763)	-	(1,998)	108,155	-	313,337

121

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Impairment	For the year (1) (2)	Traslation effect	Reclasification to assets clasified as held	At the end	At 12.31.2020 (3)	At 12.31.2019

Land	-	-	-	-	-	-	-	1,108	809
Buildings	(4,534)	-	1,045	(473)	(1,856)	715	(5,103)	6,443	7,554
Equipment and machinery	(24,561)	152	5,080	(6,855)	(10,488)	-	(36,672)	77,925	50,494
High, medium and low voltage lines	(20,632)	109	-	(3,020)	(7,455)	30,998	-	-	42,104
Substations	(6,862)	2	-	(1,192)	(2,479)	10,531	-	-	15,174
Transforming chamber and platforms	(3,753)	36	-	(663)	(1,355)	5,735	-	-	9,402
Meters	(5,204)	-	-	(879)	(1,880)	7,963	-	-	8,370
Wells	(23,100)	-	-	(5,226)	(10,379)	-	(38,705)	25,596	17,173
Mining property	(8,619)	-	-	(1,180)	(3,723)	-	(13,522)	7,745	6,517
Vehicles	(1,184)	6	35	(269)	(447)	1,513	(346)	104	98
Furniture and fixtures and software equipment	(3,419)	23	48	(638)	(1,389)	1,657	(3,718)	682	1,042
Communication equipments	(611)	-	11	(53)	(226)	818	(61)	43	262
Materials and spare parts	(134)	-	27	(44)	(54)	118	(87)	2,485	2,066
Petrochemical industrial complex	(441)	-	-	(62)	(187)	-	(690)	743	376
Work in progress	-	-	-	-	-	-	-	11,095	47,395
Advances to suppliers	-	-	-	-	-	-	-	1,343	1,084
Other goods	(227)	-	262	(17)	(95)	-	(77)	133	136
Total at 12.31.2020	(103,281)	328	6,508	(20,571)	(42,013)	60,048	(98,981)	135,445
Total at 12.31.2019	(58,512)	676	3,050	(13,311)	(35,184)	-	(103,281)		210,056

(1)	Includes $ 6,505 million and $ 4,625 million corresponding to discontinued operations for 2020 and 2019, respectively.
(2)	As of December 31, 2020, the breakdown by segments was: Generation $ 6,383 million, Distribution of energy $ 6,505 million, Oil and gas $ 7,566 million, Petrochemicals $ 111 million and Holding and other $ 6 million
(3)	. As of December 31, 2020, the breakdown by segments was: Generation $ 85,352 million, Oil and gas $ 45,689 million, Petrochemicals $ 1,633 million and Holding and other $ 2,771 million.

122

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2020 and 2019 amounted to $ 633 million and $ 818 million, respectively (see Note 12.5).

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Power Generation segment, spot market prices that suffered reductions in 2019 were again affected by the change in currency of the whole remuneration scheme as from February 1, 2020 and the temporary suspension of the automatic price adjustment mechanism replicating inflation, which has not been restored as of the issuance of these Consolidated Financial Statements.

In the Oil and Gas segment, the market for gas, a product which represents approximately 90% of our hydrocarbon production, experienced a reduction in the domestic sale price on account of oversupply in 2019, and in 2020 the lockdown measures to prevent the spread of COVID-19 (see Note 1.2) caused a decrease in the SADI’s electricity generation, which resulted in a lower thermal dispatch and, consequently, lower gas consumptions by CAMMESA which, added to the decrease in the non-essential industrial demand, exacerbated oversupply in the summer months and led to lower tendered gas prices and decreases in domestic gas production. The above-mentioned lockdown measures also greatly affected the demand for oil, which experienced a collapse in sold volumes as a result of the sharp drop in the demand for refined products and the exhaustion of the storage capacity.

Therefore, in view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGUs making up the Generation and Oil & Gas segments as of December 31, 2020 and 2019.

The methodology used in the estimation of the recoverable amount consisted on calculating the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the capital employed.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

11.1.1.1 Generation segment

As of December 31, 2020 and 2019, the assessment of recoverability, determined through the value in use of the Güemes and Piedra Buena thermal power plants and the Pichi Picun Leufú, Diamante and Nihuiles hydroelectric power plants, with revenues fully generated in the spot market, and the Loma de la lata and Piquirenda thermal power plants, with revenues fully generated in the spot market as from the termination of the contracts in 2021, which make up the Power Generation segment, resulted in the recognition of impairment losses for $ 8,219 million (US$ 110 million) and $ 3,114 million (US$ 52 million), respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The projections used in the calculation of the recoverable amount as of December 31, 2020 take into consideration 5 alternative scenarios with a probability of occurrence ranging between 10% and 40%, assigned based on historical experience on regulations set by the SE, which weigh: i) price restructuring increases ranging between 9% and 30% in 2021 and up to an additional 30% in 2022; ii) the total or partial implementation of the automatic inflation adjustment mechanism to the spot remuneration set by SE Resolution No. 31/20 as from 2022; iii) the gradual regularization towards 2023 of the financing term granted to CAMMESA to the levels observed in 2019; and iv) a 10.34% WACC rate after taxes.

Actual values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of price restructuring updates for energy estimated for 2021 and 2022, ii) the modality for the reimplementation as from 2022 of the price inflation adjustment mechanism suspended by the SE, and/or iii) the date of regularization of the financing term granted to CAMMESA. Even though this variation has been taken into consideration when weighing the scenarios, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

The key assumptions used in the calculation of the recoverable amount as of December 31, 2019 considered: i) the remuneration for sales in the spot market set by SE Resolution No. 31/20 (including the automatic price adjustment mechanism), and ii) an 9.7% after tax WACC discount rate.

As regards these projections, it is worth highlighting that the Management has considered: i) that the Energía Plus contracted volume remains allocated to Genelba to maximize efficiency in cost structure, and ii) the entry into effect of co-generation and closing to combined cycle projects under SEE Resolution No. 287/17 and the resulting dispatch reduction for less efficient power plants such as Güemes and Piedra Buena.

11.1.1.2 Oil & Gas segment

As of December 31, 2020 and 2019, the recoverability of the assets in the Oil and Gas segment was assessed through the determination of their value in use. As of December 31, 2019, impairment losses for $ 599 million (US$ 10 million) were recognized in the Sierra Chata block.

The projections used in the calculation of the recoverable amount as of December 31, 2020 take into consideration the following assumptions for gas: i) Years 2021 through 2024: sale of gas volumes at an annual average price of 3.46 US$/MMBTU; ii) Year 2025 onwards: the break-even price is reached, consistent with a prudent development of unconventional reserves in Vaca Muerta. In the case of oil, an average price of US$ 65 was estimated for the Brent barrel (reference price for the Company) until 2026 inclusive, as well as a gradual increase until reaching an average price of US$ 73 in 2030. The after tax WACC discount rate is 13.1%.

124

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The key assumptions used in the calculation of the recoverable amount as of December 31, 2019 consider i) a 2020 price of natural gas similar to the 2019 price, and a 20-25% gas price increase for 2021, price that is maintained in subsequent years considering a moderate development of unconventional resources (Vaca Muerta) tending to achieve gas domestic demand supply and a decrease in gas imports, and ii) a 12.6% after tax WACC discount rate before tax. It is worth highlighting that the gas price is maintained in the projections, which in turn affects the estimated investment profile.

Finally, it is important to highlight that as of December 31, 2020 and 2019, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

11.2 Intangible assets

	Original values
Type of good	At the beginning	Impairment (1)	Traslate Effect	Reclasification to assets clasified as held for sales	At the end

Concession agreements	16,128	(11,545)	4,824	(7,799)	1,608
Goodwill	2,073	-	839	-	2,912
Intangibles identified in acquisitions of companies	418	-	169	-	587
Total at 12.31.2020	18,619	(11,545)	5,832	(7,799)	5,107
Total at 12.31.2019	11,839	-	6,780	-	18,619

	Depreciation
Type of good	At the beginning	Impairment (1)	For the year (2)	Traslate Effect	Reclasification to assets clasified as held for sales	At the end

Concession agreements	(9,400)	10,119	(392)	(3,009)	1,275	(1,407)
Intangibles identified in acquisitions of companies	(151)	-	(28)	(66)	-	(245)
Total at 12.31.2020	(9,551)	10,119	(420)	(3,075)	1,275	(1,652)
Total at 12.31.2019	(5,759)	-	(358)	(3,434)	-	(9,551)

	Net book values
Type of good	At 12.31.2020	At 12.31.2019

Concession agreements	201	6,728
Goodwill	2,912	2,073
Intangibles identified in acquisitions of companies	342	267
Total at 12.31.2020	3,455
Total at 12.31.2019		9,068

(1)	As of December 31, 2020, and considering the assumptions detailed in Note 11.1, the assessment of recoverability for the Diamante and Nihuiles hydroelectric power plants from the Power Generation segment, with income generated in the spot market, resulted in the recognition of impairment losses for $ 1,426 million (US$ 18 million).
(2)	It includes $ 81 million and $ 77 million corresponding to Discontinued operations for fiscal year 2020 and 2019, respectively.

125

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities, income tax and minimum notional income tax

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2019	Profit (loss)	Gain on monetary position, net	Other comprehensive loss	Reclasification to assets clasified as held	Other reclasifications	12.31.2020
Tax loss carryforwards	6,659	1,258	-	2,940	(248)	-	10,609
Intangible assets	-	260	-	-	-	-	260
Trade and other receivables	753	774	200	141	(1,349)	-	519
Financial assets at fair value through profit and loss	-	(11)	-	11	-	-	-
Cash and cash equivalents	2	1	-	(1)	-	-	2
Trade and other payables	790	(186)	217	74	(678)	-	217
Salaries and social security payable	146	306	41	32	(255)	-	270
Defined benefit plans	400	8	39	71	(76)	-	442
Provisions	2,363	(108)	243	693	(818)	-	2,373
Taxes payable	18	(5)	6	-	(19)	-	-
Adjustment for tax inflation	452	(223)	-	59	-	-	288
Other	15	85	-	9	-	-	109
Deferred tax asset	11,598	2,159	746	4,029	(3,443)	-	15,089
Property, plant and equipment	(23,072)	6,614	(6,986)	(776)	22,929	-	(1,291)
Adjustment for tax inflation	(5,908)	(6,368)	(819)	(455)	3,470	9,949	(131)
Investments in companies	(492)	(1,413)	-	(250)	-	-	(2,155)
Intangible assets	(750)	448	-	(615)	-	-	(917)
Inventory	(617)	(85)	(111)	(120)	455	-	(478)
Trade and other receivables	(245)	(133)	-	(181)	-	-	(559)
Financial assets at fair value through profit and loss	(644)	157	(75)	(76)	298	-	(340)
Borrowings	(3)	2	(1)	-	2	-	-
Taxes payable	(231)	79	-	(77)	-	-	(229)
Other	(2)	4	-	(2)	-	-	-
Deferred tax liabilities	(31,964)	(695)	(7,992)	(2,552)	27,154	9,949	(6,100)

126

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2018	Profit (loss)	Gain on monetary position, net	Other comprehensive loss	12.31.2019
Tax loss carryforwards	1,975	2,797	-	1,887	6,659
Trade and other receivables	543	(75)	239	46	753
Financial assets at fair value through profit and loss	2	(3)	-	1	-
Cash and cash equivalents	-	2	-	-	2
Trade and other payables	1,955	(2,246)	1,051	30	790
Salaries and social security payable	56	56	27	7	146
Defined benefit plans	327	(70)	57	86	400
Provisions	1,201	392	186	584	2,363
Taxes payable	213	(260)	8	57	18
Adjustment for tax inflation	-	448	-	4	452
Other	75	(63)	-	3	15
Deferred tax asset	6,347	978	1,568	2,705	11,598
Property, plant and equipment	(12,598)	(7,009)	(2,381)	(1,084)	(23,072)
Adjustment for tax inflation	-	(5,392)	-	(516)	(5,908)
Investments in companies	(701)	468	-	(259)	(492)
Intangible assets	(7,286)	10,520	(3,293)	(691)	(750)
Inventory	-	(454)	(105)	(58)	(617)
Trade and other receivables	(353)	413	-	(305)	(245)
Financial assets at fair value through profit and loss	(322)	(173)	(114)	(35)	(644)
Borrowings	(122)	139	(2)	(18)	(3)
Taxes payable	-	(160)	-	(71)	(231)
Other	(239)	244	-	(7)	(2)
Deferred tax liabilities	(21,621)	(1,404)	(5,895)	(3,044)	(31,964)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2020	12.31.2019
Deferred tax asset	9,082	1,702
Deferred tax liabilities	(93)	(22,068)
Deferred tax liabilities, net	8,989	(20,366)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2020	12.31.2019

Materials and spare parts	6,656	5,673
Advances to suppliers	261	1,277
In process and finished products	2,849	2,225
Total	9,766	9,175

11.5 Provisions

	12.31.2020	12.31.2019
Non-Current
Provisions for contingencies	7,608	7,411
Asset retirement obligation and dismantling of wind turbines	1,621	1,195
Environmental remediation	67	34
Other provisions	30	63
	9,326	8,703

Current
Provisions for contingencies	1,052	968
Asset retirement obligation and dismantling of wind turbines	177	132
Environmental remediation	149	105
Other provisions	1	1
	1,379	1,206

128

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2020
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	8,379	1,327	139
Increases	1,650	150	37
Decreases	(126)	-	(11)
Exchange differences on translation	2,232	564	53
Reversal of unused amounts	(686)	(243)	(2)
Reclasification liabilities associated to assets classified as held for sale	(2,789)	-	-
At the end of the year	8,660	1,798	216

	12.31.2019
	For contingencies	Asset retirement obligation and dismantling of wind turbines	For environmental remediation

At the beginning of the year	5,332	835	160
Increases	2,332	134	12
Exchange differences on translation	2,032	519	58
Gain on monetary position, net	(250)	-	-
Decreases	(551)	(8)	(87)
Reversal of unused amounts	(516)	(153)	(4)
At the end of the year	8,379	1,327	139

	12.31.2018
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	5,311	1,579	210
Increases	4,013	1,391	208
Reclasification	-	(677)	-
Gain on monetary position, net	(1,965)	(677)	(74)
Decreases	(904)	(190)	(184)
Reversal of unused amounts	(1,123)	(591)	-
At the end of the year	5,332	835	160

129

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.5.1	Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.2	Asset retirement obligations

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms. The Company does not have legally restricted assets for the cancellation of these obligations.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3	Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

The Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2020, amount to $ 1,399 million.

130

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

We hereinafter detail the nature of significant proceedings for which provisions have been recorded as of December 31, 2019:

-	Relevant Customs Summary Proceedings - Gasoline Exports: there is an important number of customs summary proceedings and proceedings in process before the National Tax Court in which the tax authority challenges the tariff heading used by Petrobras during 2008-2014. The Fiscal authority’s position involves a higher export duty rate. As December 31, 2020, the associated provision amounts to $ 7,261 million.

11.6 Income tax and minimum notional income tax liability

	Note	12.31.2020	12.31.2019
Non-current
Income tax, net of witholdings and advances	10.6	11,004	590
Total non-current		11,004	590

Current
Income tax, net of witholdings and advances		897	3,154
Total current		897	3,154

11.7 Tax liabilities

	12.31.2020	12.31.2019
Non-current
Sales tax	118	78
Payment plans	10	29
Extraordinary Canon	-	156
Total non-current	128	263

Current
Value added tax	993	2,306
Municipal, provincial and national contributions	-	179
Personal assets tax provision	67	179
Payment plans	55	47
Municipal taxes	-	138
Tax withholdings to be deposited	189	338
Royalties	321	252
Extraordinary Canon	1,347	743
Other	58	134
Total current	3,030	4,316

131

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below.

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choice to use it, in which case it may have to notify the trustee thereof.

132

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

As of December 31, 2020, 2019 and 2018, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Liabilities at the beginning	2,100	(264)	1,836
Items classified in profit or loss
Current services cost	221	-	221
Cost for interest	1,144	(152)	992
Items classified in other comprehensive income
Actuarial (gains) losses	(267)	42	(225)
Benefit payments	(134)	-	(134)
Reclasification liabilities associated to assets classified as held for sale	(833)	-	(833)
Gain on monetary position, net	(99)	-	(99)
At the end	2,132	(374)	1,758

	12.31.2019
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	1,500	(163)	1,337
Items classified in profit or loss
Current services cost	148	-	148
Cost for interest	771	(102)	669
Past services cost	1	-	1
Separation and reduction costs	(16)	-	(16)
Items classified in other comprehensive income
Actuarial (gains) losses	(104)	1	(103)
Benefit payments	(132)	-	(132)
Gain on monetary position, net	(68)	-	(68)
At the end	2,100	(264)	1,836

133

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2018
	Present value of the obligation	Present value of assets	Net liability at the end of the year
Liabilities at the beginning	1,760	(117)	1,643
Items classified in profit or loss
Current services cost	75	-	75
Cost for interest	339	(31)	308
Past services cost	(187)	-	(187)
Items classified in other comprehensive income
Actuarial (gains) losses	225	(65)	160
Exchange differences on translation	4	-	4
Benefit payments	(130)	-	(130)
Gain on monetary position, net	(586)	50	(536)
At the end	1,500	(163)	1,337

As of December 31, 2020, 2019 and 2018, the breakdown of net liabilities per type of plan is as follows: a) $ 973 million, $ 1,234 million and $ 933 million correspond to the Pension and Retirement Benefits Plan and b) $ 785 million, $ 602 million and $ 404 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2020
Less than one year	298
One to two years	176
Two to three years	172
Three to four years	172
Four to five years	186
Six to ten years	845

134

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2020	12.31.2019	12.31.2018
Discount rate	5%	5%	5%
Salaries increase	1%	1%	1%
Average inflation	57%	50%	27%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2020
Discount rate: 4%
Obligation	2,313
Variation	181
10%

Discount rate: 6%
Obligation	1,977
Variation	(155)
(9%)

Salaries increase: 0%
Obligation	2,062
Variation	(70)
(4%)

Salaries increase: 2%
Obligation	2,212
Variation	80
5%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

135

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2020	12.31.2019
Non-current
Seniority - based bonus	-	201
Early retirements payable	-	40
Total non-current	-	241

Current
Salaries and social security contributions	271	1,292
Provision for vacations	557	991
Provision for gratifications and annual bonus for efficiency	1,107	1,523
Early retirements payable	-	28
Total current	1,935	3,834

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2020	12.31.2019
Non-current
Public securities (1)	-	1,048
Term deposit	8,428	-
Total non-current	8,428	1,048

Current
Public securities (1)	2,062	3,224
Total current	2,062	3,224

(1)	The public securities were received in accordance with the mechanism set forth by SGE Resolution No. 54/19 for the settlement of receivables under Natural Gas Surplus Injection Promotion Programs. See Note 2.4.3.1.
136

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	12.31.2020	12.31.2019
Non-current
Shares	942	671
Total non-current	942	671

Current
Government securities	17,223	6,775
Shares	2,442	478
Investment funds	7,717	14,614
Total current	27,382	21,867

12.3 Trade and other receivables

	Note	12.31.2020	12.31.2019
Non-Current
Receivables from oil and gas sales		-	456
Other		4	3
Trade receivables, net		4	459

Non-Current
Tax credits		453	208
Related parties	17	2,413	3,169
Prepaid expenses		38	52
Financial credit		-	22
Guarantee deposits		1	1
Credit with RDSA	-	-	2,126
Allowance for doubtful accounts		-	(2,126)
Allowance for tax credits		(5)	(5)
Other		727	805
Other receivables, net		3,627	4,252

Total non-current		3,631	4,711

137

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	12.31.2020	12.31.2019
Current
Receivables from energy distribution sales		-	13,540
Receivables from MAT		1,242	1,023
CAMMESA		14,941	10,059
Receivables from oil and gas sales		1,974	2,856
Receivables from petrochemistry sales		3,303	3,234
Related parties	17	298	392
Government of the PBA and CABA by Social Rate		-	251
Other		329	508
Allowance for doubtful accounts		(1,352)	(2,000)
Trade receivables, net		20,735	29,863

Current
Tax credits		405	624
Advances to suppliers		28	10
Advances to employees		11	8
Related parties	17	3,474	497
Prepaid expenses		304	123
Receivables for non-electrical activities		449	639
Financial credit		295	296
Guarantee deposits		221	300
Contractual penalty to collect		284	-
Insurance to recover		520	-
Expenses to be recovered		720	727
Credits for the sale of property, plant and equipment		-	35
Credit with RDSA	-	-	60
Other		1,241	706
Allowance for other receivables		(9)	(305)
Other receivables, net		7,943	3,720

Total current		28,678	33,583

138

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the allowance for the impairment of trade receivables are as follows:

	12.31.2020	12.31.2019	12.31.2018
At the beginning	4,126	1,266	975
Allowance for impairment	5,115	3,544	1,266
Utilizations	(615)	(771)	(389)
Reversal of unused amounts	(169)	(90)	(31)
Exchange differences on translation	126	126	-
Gain on monetary position, net	(900)	51	(555)
Reclasification to assets clasified as held for sales	(6,331)	-	-
At the end of the year	1,352	4,126	1,266

The movements in the allowance for the impairment of other receivables are as follows:

	12.31.2020	12.31.2019	12.31.2018
At the beginning	310	296	217
Allowance for impairment	144	56	248
Exchange differences on translation	104	89	-
Gain on monetary position, net	2	(1)	(115)
Reversal of unused amounts	(469)	(130)	(54)
Reclasification to assets clasified as held for sales	(77)	-	-
At the end of the year	14	310	296

139

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4 Cash and cash equivalents

	12.31.2020	12.31.2019
Cash	13	29
Banks	5,869	3,407
Investment funds	6,018	250
Time deposits	-	9,810
Total	11,900	13,496

12.5 Borrowings

	Note	12.31.2020	12.31.2019
Non-Current
Financial borrowings		6,285	9,623
Corporate bonds (1)		109,143	96,006
		115,428	105,629

Current
Bank overdrafts		3,059	-
Financial borrowings		7,436	8,227
Corporate bonds (1)		9,882	1,932
Related parties	17	-	815
		20,377	10,974
Total		135,805	116,603

(1)	Net of repurchase of own ONs

As of December 31, 2020 and 2019, the fair values of the Company’s Corporate Bonds amount approximately to $ 110,193 million and $ 86,005 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness

140

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the borrowings are as follows:

	Note	12.31.2020	12.31.2019	12.31.2018
At the beginning		116,603	82,090	63,439
Proceeds from borrowings		25,253	25,808	9,250
Payment of borrowings		(25,062)	(26,869)	(9,057)
Accrued interest		12,761	9,185	6,766
Payment of borrowings' interests		(13,353)	(6,651)	(5,004)
Net foreign currency exchange difference		(776)	4,283	46,895
Results for the repurchase of corporate bonds	12.5.2	(2,947)	(1,590)	(59)
Costs capitalized in property, plant and equipment	11.1	633	818	282
Decrease through offsetting with trade receivables		-	(5,981)	-
Cancellation through dividend compensation		(840)	-	-
Gain on monetary position, net		376	(385)	(29,974)
Repurchase and redemption of corporate bonds		(6,747)	(5,107)	(448)
Other comprehensive loss		38,308	41,002	-
Reclasification liabilities associated to assets classified as held for sale		(8,404)	-	-
At the end of the year		135,805	116,603	82,090

141

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2020

Corporate bonds(1)

Serie 6 CB (2)	PAMPA		$6,355	Variable	Badlar + 2.5%	Ago-21	6,515
T Series CB (3)	PAMPA	US$	389	Fixed	7.38%	Jul-23	33,573
Class 1 CB (3)	PAMPA	US$	636	Fixed	7.50%	Ene-27	54,436
Serie 3 CB	PAMPA	US$	293	Fixed	9.13%	Abr-29	24,501
							119,025
Financial loans (4)

	PAMPA		$1,500	Fixed	32.50%	Abr-21	1,607
	PAMPA		$4,837	Variable	Badlar + 7%	may-21	5,168
	PAMPA	US$	31	Variable	Libor + 4.21%	May-24	2,609
							9,384
Other financial loans (5)

	PAMPA	US$	2	Variable	Libor	Jul-21	128
	PAMPA	US$	50	Variable	Libor	Ago-23	4,209
							4,337
Bank overdrafts

	PAMPA		$3,000	Fixed	Between 30% and 34%	Ene-21	3,059

							135,805

(1)	In the months of July, October and November 2020, the Company paid at maturity Class 4, Class 5 and Series E CBs, the first two issued on April 30, 2020, for a face value of $ 1,238 million, $ 565 million and $ 575 million at a Badlar rate +3%, Badlar rate + 5% and Badlar rate + 0%, respectively.

(2)	Issued on July 29, 2020.

(3)	During the fiscal year ended December 31, 2020, the Company and its subsidiaries acquired Series T and Class 1 corporate bonds at their respective market values for a face value of US$ 148 million; therefore, the Company recorded profits for $ 2,532 million, which are disclosed in the “Gain (Loss) on the repurchase of corporate bonds” line item under Other financial results. As of December 31, 2020, the Company, through its subsidiaries, held in its portfolio: Series T and Class I CBs for a face value of US$ 35 million and US$ 11 million, respectively.

(4)	During the fiscal year ended December 31, 2020, the Company took on new financing with domestic financial entities, net of cancellations and early cancellations, for a total $ 1,600 million, and paid at maturity financing loans in the amount of US$ 92 million.

(5)	On October 2, 2020, the Company was granted a credit facility for up to US$50 million at Libor rate plus 0.0%, which is secured by a Total Return Swap, the underlying asset of which is own CBs held in treasury by the Company for a total amount of US$185.9 million. Any disbursement requested by the Company under this agreement should be secured with term deposits held in BNP by the Company, and the owed principal may not exceed 95% of these funds. The cash flow generated by the assigned assets may be destined to: i) the extension of the above-mentioned credit facility; and/or ii) the cancellation of expenses, interest and/or disbursements. It is worth highlighting that BNP is not empowered to dispose of the Total Return Swap’s underlying asset, and may only use it to a limited extent to guarantee certain transactions, but may under no circumstances lose its condition as asset holder. The Company may cancel the agreement at any time, in whole or in part, without incurring any penalty, with no other requirement than the giving of notice by a reliable means or automatically in case any of the events of default stipulated in the agreement is verified. Finally, at the transaction’s maturity date, the counterparty should return to the Company the Total Return Swap’s underlying asset and any associated cash flow. The Company has received disbursements in the amount of US$ 51.5 million under certain credit facilities with BNP.

142

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2019

Corporate bonds(1)

2022 CB	Edenor	US$	166	Fixed	9.75%	2022	8,341
Class E CB	PAMPA		$575	Fixed	Badlar	Nov-20	618
Class 1 CB (1)	PAMPA	US$	687	Fixed	7.50%	Jan-27	41,779
T Series CB (1)	PAMPA	US$	487	Fixed	7.38%	Jul-23	29,783
Serie 3 CB (1)	PAMPA	US$	293	Fixed	9.13%	Apr-29	17,417
							97,938
Financial loans(2)
	PAMPA	US$	84	Fixed	Between 4.25% and 7.65%	Jan-2020 to May-2020	5,283
	PAMPA	US$	39	Variable	4.21% + Libor	May-2024	2,326
	PAMPA		$7,775	Fixed	Between 40% and 44.14%	Apr-2021 to Apr-2024	8,726
Related parties							16,335

	PAMPA	US$	13	Fixed	6.0%	2020	815
Financial loans:
	Edenor	US$	1,885	Fixed	Libor + 4.27%	Oct-20	1,515
							1,515
							116,603

(1)	During the fiscal year ended December 31, 2019, the Company acquired own corporate bonds at their respective market values for a face value of US$ 62 million; therefore, the Company recorded consolidated profits for $ 1,431 million, which are disclosed in the “Gain (Loss) on the repurchase of corporate bonds” line item under Other financial results.

As of the closing of fiscal year 2019, Pampa held in its portfolio: Series T Corporate Bonds for a face value of US$ 14 million, Series 1 Corporate Bonds for a face value of US$ 63 million and Series 3 Corporate Bonds for US$ 7 million, the latter issued on July 10, 2019

(2)	During the fiscal year ended December 31, 2019, the Company canceled banking debt (including pre-export finance facilities) for US$ 420 million and $ 550 million, and took on new debt for US$ 25 million and $ 8,349 million.

143

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6. Trade and other payables

	Note	12.31.2020	12.31.2019
Non-Current
Customer contributions		-	156
Customer guarantees		-	213
Trade payables		-	369

ENRE Penalties and discounts		-	3,932
Compensation agreements		561	399
Lease liability		852	716
Other		5	3
Other payables		1,418	5,050
Total non-current		1,418	5,419

Current
Suppliers		7,775	12,739
CAMMESA		-	9,305
Customer contributions		-	31
Discounts to customers		-	37
Customer advances		184	362
Related parties	17	420	468
Other		25	22
Trade payables		8,404	22,964

ENRE Penalties and discounts		-	3,387
Related parties	17	-	316
Advances for works to be executed		-	6
Compensation agreements		86	150
Payment agreements with ENRE		-	48
Lease liability		150	254
Advances received for sales of subsidiary		1,044	-
Other		94	64
Other payables		1,374	4,225

Total current		9,778	27,189

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value, except non-current customer contributions.

The fair values of non-current customer contributions as of December 31, 2019 amount to $ 45 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of the compensation agreements approximates their fair value given its valuation characteristics (Note 4.17).

144

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	30,863	214	31,077	1,232	32,309
Financial assets at amortized cost
Term deposit	8,428	-	8,428	-	8,428
Corporate securities	2,062	-	2,062	-	2,062
Financial assets at fair value through profit and loss
Government securities	-	17,223	17,223	-	17,223
Shares	-	3,384	3,384	-	3,384
Investment funds	-	7,717	7,717	-	7,717
Derivative financial instruments	-	1	1	-	1
Cash and cash equivalents	5,882	6,018	11,900	-	11,900
Total	47,235	34,557	81,792	1,232	83,024

Liabilities
Trade and other liabilities	11,012	-	11,012	184	11,196
Borrowings	135,805	-	135,805	-	135,805
Derivative financial instruments	-	40	40	-	40
Total	146,817	40	146,857	184	147,041

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	37,233	250	37,483	811	38,294
Financial assets at fair value through profit and loss
Government securities	-	6,775	6,775	-	6,775
Shares	-	1,149	1,149	-	1,149
Investment funds	-	14,614	14,614	-	14,614
Derivative financial instruments	-	214	214	-	214
Cash and cash equivalents	13,246	250	13,496	-	13,496
Total	50,479	23,252	73,731	811	74,542

Liabilities
Trade and other liabilities	24,484	399	24,883	7,725	32,608
Borrowings	116,603	-	116,603	-	116,603
Instrumentos financieros derivados	-	204	204	-	204
Total	141,087	603	141,690	7,725	149,415

145

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	686	-	686	-	686
Interest expense	(11,689)	-	(11,689)	(407)	(12,096)
Foreign exchange, net	(184)	(13)	(197)	1,149	952
Results from financial instruments at fair value	-	2,489	2,489	-	2,489
Gains (losses) from present value measurement	466	-	466	(322)	144
Other financial results	2,114	-	2,114	-	2,114
Total	(8,607)	2,476	(6,131)	420	(5,711)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	3,138	136	3,274	-	3,274
Interest expense	(8,111)	-	(8,111)	(712)	(8,823)
Foreign exchange, net	154	(617)	(463)	201	(262)
Results from financial instruments at fair value	-	4,571	4,571	-	4,571
Gains (losses) from present value measurement	2,559	-	2,559	(58)	2,501
Other financial results	1,688	-	1,688	-	1,688
Total	(572)	4,090	3,518	(569)	2,949

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	2,883	196	3,079	-	3,079
Interest expense	(5,935)	-	(5,935)	(844)	(6,779)
Foreign exchange, net	(27,157)	894	(26,263)	(3,156)	(29,419)
Results from financial instruments at fair value	-	1,668	1,668	-	1,668
Gains (losses) from present value measurement	(2,713)	-	(2,713)	-	(2,713)
Other financial results	(131)	-	(131)	(79)	(210)
Total	(33,053)	2,758	(30,295)	(4,079)	(34,374)

146

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	17,223	-	-	17,223
Shares	2,442	-	942	3,384
Investment funds	7,717	-	-	7,717
Cash and cash equivalents
Investment funds	6,018	-	-	6,018
Derivative financial instruments	-	1	-	1
Other receivables	-	214	-	214
Total assets	33,400	215	942	34,557

Liabilities
Derivative financial instruments	-	40	-	40
Total liabilities	-	40	-	40

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	6,775	-	-	6,775
Shares	478	-	671	1,149
Investment funds	14,614	-	-	14,614
Cash and cash equivalents
Investment funds	250	-	-	250
Derivative financial instruments	-	214	-	214
Other receivables	250	-	-	250
Total assets	22,367	214	671	23,252

Liabilities
Derivative financial instruments	-	204	-	204
Trade and other liabilities	-	399	-	399
Total liabilities	-	603	-	603

147

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the WAAC rate as a parameter.

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2020, the share capital amounts to $ 1,455 million, including $ 4 million treasury shares.

13.1.1.	Share buyback programs

Taking into consideration the market volatility experienced as from 2018 and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share buyback programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2020, the Board of Directors approved Programs 6 and 7 for US$ 27 million and $ 3,600 million, with a maximum price of US$ 13 per ADR, which have been completed and for which all repurchased shares have been canceled.

148

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

Program 8 approved on October 30, 2020 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, with a maximum price of US$ 15 per ADR and $ 85.20 per common share, was in effect as of December 31, 2020, and has terminated as of the issuance of these Financial Statements.

As of December 31, 2020, there are no own shares held in treasury under the buyback programs.

Program 8 approved by the Company’s Board of Directors on March 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, under which shares may be acquired up to a maximum price of US$ 16 per ADR and $ 92.16 per common share, is in effect as of the issuance of these Financial Statements. After the closing of the fiscal year, the Company directly and indirectly acquired 34.7 million own shares for a value of US$ 18.6 million.

13.1.2	Stock Compensation Plan

During fiscal year ended December 31, 2020, the Company delivered 0.7 million own shares as payments under the stock compensation plan for officers and other key staff. As of December 31, 2020, the Company acquired 6 million own shares, out of which 2 million were allocated to the compensation of senior managers and, as of the closing of the fiscal year, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

13.1.3	Capital reductions

On April 7, 2020 and December 10, 2020, the Company’s Extraordinary General Meeting of Shareholders resolved to reduce its capital stock through the cancellation of 152 million and 141 million own shares, respectively, held in treasury by the Company and its subsidiaries as of the last business day prior to such dates acquired under the share buyback programs. These reductions are pending with the Public Registry.

13.2	Earnings per share

13.2.1 Basic

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

13.2.2 Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

149

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2020, 2019 and 2018, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2020	12.31.2019	12.31.2018
Earning for continuing operations attributable to the equity holders of the Company	9,952	27,057	3,234
Weighted average amount of outstanding shares	1,572	1,799	1,959
Basic and diluted earnings per share	6.33	15.04	1.65

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(41,399)	5,955	5,201
Weighted average amount of outstanding shares	1,572	1,799	1,959
Basic and diluted (loss) earnings per share from discontinued operations	(26.34)	3.31	2.65

(Loss) earning attributable to the equity holders of the Company	(31,447)	33,012	8,435
Weighted average amount of outstanding shares	1,572	1,799	1,959
Basic and diluted (loss) earnings per share	(20.00)	18.35	4.31

13.3 profit distributions

Dividends

Pursuant to Law No. 27,430, enacted in December 2017, and the suspension provided for by Law No. 27,541 (Note 2.6.1.2), dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or after January 1, 2018 through December 31, 2021, are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

150

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit (loss) to cash flows generated by operating activities

	Note	12.31.2020	12.31.2019	12.31.2018
Income tax	10.6	3,122	(4,531)	(1,207)
Accrued interest		9,396	5,741	3,958
Depreciations and amortizations	9, 10.1 and 10.2	14,485	9,056	6,205
Constitution of allowances, net	10.4 and 10.1	564	173	83
Provision of provisions and tax payables, net	10.4	383	188	456
Share of profit from joint ventures and associates	5.4.2	(6,551)	(5,854)	(4,463)
Income from the sale of companies	5.2.1	-	-	(1,052)
Accrual of defined benefit plans	9, 10.1 and 10.2	736	555	84
Net exchange differences	10.5	(952)	262	29,419
Result from measurement at present value	10.5	(144)	(2,501)	2,792
Changes in the fair value of financial instruments	10.5	(1,667)	(4,497)	(1,669)
Results from property, plant and equipment sale and decreases	10.4 and 10.3	13	279	(7)
Results for the repurchase of corporate bonds	10.5	(2,532)	(1,431)	(54)
Impairment of property, plant and equipment, intangible assets and inventories	1.2 y 11.1	10,351	3,713	1,195
Dividends received	10.4	(76)	(61)	(29)
Compensation agreements	10.1 and 10.2	91	(72)	196
Result from the sale of shareholdings in companies, property, plant and equipment	5.3.2	-	-	(1,644)
Onerous contract (Ship or pay)	10.4	-	-	265
Gain on monetary position, net	10.5	-	-	(15,193)
Other		11	(353)	138
Total adjustments to reconcile net profit to cash flows generated by operating activities		27,230	667	19,473

14.2 Changes in operating assets and liabilities

	12.31.2020	12.31.2019	12.31.2018
Decrease (Increase) in trade receivables and other receivables	711	728	(2,278)
(Increase) Decrease in inventories	(873)	(1,542)	102
(Decrease) Increase in trade payables and other payables	(2,058)	2,200	(4,181)
Increase (Decrease) in salaries and social security payable	506	444	(55)
Decrease in defined benefit plans	(121)	(87)	(75)
Increase (Decrease) in tax payables	75	(516)	1,387
Decrease in provisions	(147)	(458)	(1,949)
Income tax and minimum notional income tax paid	(1,096)	(1,920)	(508)
Proceeds (Payments) from derivative financial instruments, net	324	545	(897)
Total changes in operating assets and liabilities	(2,679)	(606)	(8,454)

151

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.3 Significant non-cash transactions

	12.31.2020	12.31.2019	12.31.2018
Acquisition of property, plant and equipment through an increase in trade payables	(592)	(2,227)	(2,122)
Borrowing costs capitalized in property, plant and equipment	(633)	(818)	(282)
Compensation of loans through the assignment of dividends	840	-	-
Decrease in asset retirement obligation provision through property, plant and equipment	(243)	(142)	(1,272)
Dividends pending collection	1,242	-	-
Constitution of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	-	128	(759)
Cancellation of other credits for capital contributions in associates	-	713	-
Compensation of investments at a cost cost through the transfer of other credits	-	5,341	-
Loan compensation through the transfer of sales credits	-	5,981	-
Increase of right-of-use assets through an increase in other debts	24	731	-

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2019, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently-pending labor claims:

-          Claims by former employees not covered by the plan, seeking their inclusion. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.

-	Claims by former employees seeking a compensation under the plan on account of terminations due to changes in shareholding control.
-	Claims on considering that the index (IPC) used to update the plan benefits are ineffective to keep their “constant value”. In one of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings.
152

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.2 Tax claim

-	Tax on Liquid Fuels and Natural Gas:

The AFIP filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.

-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.

-	Inertis S.A. Has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.
153

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The proceeding is pending the resolution of the admissibility of CSJN’s jurisdiction.

-	-Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue, and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages.

-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and with a negative conflict of jurisdiction.

-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.

-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.

-	The Company initiated a legal claim against the Province of La Pampa requesting the annulment and revocation of administrative acts through which said Province through its Undersecretary of Hydrocarbons and Mining and its Undersecretariat of Environment, intends that the Company carries out definitive abandonment of 13 hydrocarbon wells located within the Jagüel de los Machos Area that were inactive by the time the concession belonged to the company -September 2015-, as well as the presentation of a plan for the remediation of certain environmental liabilities. It is worth clarifying that an environmental audit was carried out at the time of the reversal of the hydrocarbon area, and the deviations observed therein are currently corrected. The presence of all involved parties under the lawsuit is currently being verified
154

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	-Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The proceeding is currently in the evidentiary stage. The evidentiary stage is closed and the setting of the date for the hearing to choose by lot the Public Defender for the heirs of the deceased plaintiff is pending.

-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.

-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company has still not been served notice of the appeal.

-	The Company was notified of the institution of a collective action in the City of Rio de Janeiro, Brazil, by a lawyer of that nationality, Felipe Machado Caldeira, alleging that Petróleo Brasileiro S.A. has not conducted Petrobras Argentina’s sales process pursuant to a competitive bidding process in accordance with Brazilian laws applicable to mixed public-private firms in Brazil, for a nominal amount of R$ 1,000 million. In this proceeding, no specific accusation against Pampa has been filed. The proceeding is currently suspended in the integration and complaint answer stage. Upon the death of the plaintiff and the Public Prosecution Service’s statement that it is not interested in pursuing the complaint, a legal notice was published so that any citizen may express its interest in pursuing it and judgment was rendered, thus terminating the proceeding, which judgment is final and conclusive and deemed res judicata.
155

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	-Messrs. Candoni, Giannasi, Pinasco and Torriani brought arbitration complaints against the Company before the Buenos Aires Stock Exchange’s Arbitration Court seeking to challenge the price and tender offer for the merger through absorption of Petrobras Argentina S.A. into Pampa Energía S.A. for a nominal amount of $ 148 million. The complaints have been joined. The Court issued a partial award upholding the challenge under the capital markets law used by the plaintiff to dispute the exchange ratio used in the merger and dismissed the Company’s position, which stated that the proper course of action would be to challenge the shareholders’ meeting pursuant to the Business Organizations Law. The Company filed an appeal against this partial award and filed a motion for appeal and nullity which will be resolved by the Chamber of Appeals in Commercial Matters. This Chamber upheld the motion for appeal and nullity filed by the Company, revoking the partial award and sustaining that the proper proceeding for raising objections is to contest the shareholders’ meetings under the Business Organizations Law, and not to challenge the fair price established in the Capital Markets Law for MTOs. This judgment is deemed final and conclusive as the plaintiffs have not filed an extraordinary appeal before the CSJN.

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa Energía S.A.) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration will be conducted according to the ICC Rules of Arbitration, the applicable law will be that of the Republic of Argentina, and the seat of arbitration will be Buenos Aires, Argentina. The Company timely answered the arbitration claim, and also filed a counterclaim for differences in the calculation of adjustments in the assignment price which were not paid by POSA. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2020 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-July 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. The rendering of judgment was requested. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. The Federal Government has answered the complaint.

-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement and, therefore, the closing of the evidentiary stage will be requested.
156

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	The Company brought an administrative litigation action against the Road Authority (DNV) of the Province of Buenos Aires seeking the nullity of DNV Resolution No. 1715/19 dated December 10, 2019, which modified the regulatory framework applicable to aerial and underground power lines in Urban and Rural Road Areas of the Province of Buenos Aires, compliance with which may generate economic losses to the Company. Based on the analysis of this Resolution, the Company withdrew the filed complaint, and keeps the right to individually challenge the administrative actions ordered pursuant to DNV Resolution No. 1715/2019.

15.6 Civil and Commercial Claims

-	The Company has filed an international arbitration claim against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock.The arbitration will be held pursuant to the ICC’s Arbitration Rules, the applicable law will be that of the State of New York and the seat of arbitration will be New York. Petrobras International Braspetro B.V. timely answered the request for arbitration and also filed a counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. The Arbitration Court that will hear the arbitration proceeding has been set up, and the Mission Statement and Procedural Order No. 1 have been executed.

-	EcuadorTLC, in its capacity as assignee of the Ecuadorian company Petromanabí S.A., has filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration will be conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law will be the Ecuadorian law, and the seat of arbitration will be the City of Santiago de Chile. The procedure for the appointment of the arbitrators who will make up the arbitration court is currently underway.

-	EcuadorTLC is currently making claims to Petroecuador as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by EcuadorTLC. To such effect, a mediation proceeding was brought before the Center for Mediation of the Attorney General’s Office of the Government of Ecuador sitting in the City of Quito, which ended without agreement. EcuadorTLC retains its claim rights for the aforementioned breaches

-	The Company reached a settlement agreement with Petrominera Chubut Sociedad del Estado on account of the latter’s breach of Inversora Ingentis S.A.’s share purchase agreement and the decision issued by the BCBA’s Arbitration Court in this respect. In accordance with the agreement, as of December 31, 2020 the Company received a payment of US$ 3.5 million and has recognized a US$ 2.8 million profit under “Other operating income” in the Statement of Comprehensive Income.
157

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuación)

-	After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their withdrawal from service for their subsequent repair and/or replacement. As a result of the failure, the generation capacity of the wind farms has been partially reduced. The Company submitted the corresponding claims to the supplier and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company, together with the wind turbines supplier, performed the tasks for the progressive repair of the wind turbines in 2020, with the exception of a wind turbine in PEPE II wind farm, which remains unavailable, and has disclosed a receivable with an offsetting entry in the item “Other operating income” of the Statement of Comprehensive Income in the amount of US$ 6.6 million regarding the claims made to the supplier and the insurance company. As of December 31, 2020, the Company has received payments for US$ 3.2 million on account of compensation for the claimed damages, and as of the issuance hereof, US$ 1.2 million are pending collection.

NOTE 16: INVESTMENT COMMITMENTS

16.1 New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation projects:

16.1.1 PEPE II and PEPE III wind farms

On May 10, 2019, CAMMESA declared the commercial commissioning of PEPE II (Pampa Energía wind farm) for a 50.4 MW power capacity and PEPE III (de la Bahía wind farm) for a 28.8 MW power capacity, the commercial commissioning for a 50.4 MW power capacity of the latter being completed on June 10, 2019. PEPE II is located in an area adjacent to Mario Cebreiro Wind Farm, in the area known as Corti, 20 kilometers from the City of Bahía Blanca. PEPE III is located in Coronel Rosales, near the City of Bahía Blanca. Both projects called for an investment of US$ 130 million.

The production of both wind farms is sold under agreements between private parties pursuant to the Term Market of Electric Power from Renewable Sources (MATER) Regime within the framework of SEE Resolution No. 281/17. Non-contracted energy will be remunerated according to the spot market remuneration (see Note 2).

16.1.2 Genelba Thermal Power Plant

The Genelba Plus’ closing to combined cycle project was selected under SEE Resolution No. 926-E/17 within the framework of the “Call for the Execution of New Co-generation and Closing to Combined Cycles Projects” provided for by SEE Resolution No. 287-E/17. Upon the commercial commissioning of the closing to combined cycle, the Wholesale Power Purchase Agreement executed with CAMMESA for a maximum committed capacity of 377 MW and a term of 15 years will enter into effect.

158

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

On June 12, 2019, CAMMESA declared the commercial commissioning of Genelba power plant’s fourth gas turbine for a power capacity of up to 187.7 MW. Furthermore, CAMMESA enabled the 13 MW repowering of the GEBATG03 unit’s power capacity, as of June 1, 2019.These units are part of Genelba Plus’ closing to combined cycle project.

CAMMESA commissioned CTGEBA’s GEBATV02 effective as from 00:00 on July 2, 2020 for a gross capacity of 199 MW, milestone that marked the beginning of operations of CTGEBA’s second combined cycle, a project where the Company invested approximately US$ 320 million to add 400 MW and employed an average of 1,500 people during the 30-month work period. With the completion of the new combined cycle, the total installed capacity of CTGEBA amounts to 1,243 MW, becoming the largest thermal power plant in the country, with an outstanding efficiency of 55% on average and the capacity to supply electricity to 2.5 million households in the Buenos Aires metropolitan area.

On October 7, 2020, CAMMESA informed that, after performing certain improvements in the CC consisting of units GEBATG01, GEBATG02 and GEBATV01, a total additional power capacity of 11 MW was achieved.

In this way, the Company has fulfilled its commitments with CAMMESA under the electricity wholesale supply agreement entered into pursuant to former SEE Resolution No. 287/17.

In line with the Company’s strategy to develop its core businesses, this milestone adds to the efforts put forth over the last 12 years to increase the power generation infrastructure, demanding investments for more than US$ 1,500 million, hence becoming Argentina’s largest independent power producer, operating a total 4,955 MW of installed capacity, which represents 12% of the national grid.

16.1.3 CTB

Regarding the commitment to CTB’s closing to combined cycle project, detailed in Note 5.3.5, for increasing the installed power capacity from 567 MW to 847 MW, with an estimated investment of US$ 200 million, on September 27, 2019, CTB and a joint venture made up of SACDE and Techint Compañía Técnica Internacional S.A.C.E.I, executed an engineering, procurement, construction, commissioning and turnkey agreement for the execution of the closing of the combined cycle at CTEB (the “EPC Agreement”).

The evolution of the measures resulting from the COVID-19 pandemic has affected the execution of the works for CTB’s closing to combined cycle from the beginning. The stiffening of social lockdown measures experience from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 passed by the Buenos Aires Chief of the Cabinet of Ministers’s Office, as amended, the Company resumed the execution of construction works following their critical path as from July 20, 2020.

159

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

Within this framework, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. entered into an addendum to the construction agreement within the framework of the restrictions currently imposed as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and works’ execution terms, and launching a new stage for the execution of the closing to combined cycle.

Even trough, the commercial commissioning of the steam turbine is estimated for the first quarter of 2022, it is impossible to foresee how measures will continue evolving or to which extent terms and costs may be affected in the future.

16.1.4 PEPE IV wind farm

The Company, as assignee of the rights under the PEPE IV project, requested to CAMMESA an extension of the term for the commercial commissioning of the wind farm, as well as its relocation. The request was authorized by the SGE and, to make it effective, CAMMESA asked the Company to meet certain requirements, including making several disbursements and increasing the originally granted guarantee pursuant to SGE Resolution No. 230/19.

However, as a result of events occurred during 2019, including the devaluation of the peso and the increase in interest rates, which have resulted in a growing macroeconomic instability, the Company requested an extension of the term to meet the above-mentioned requirements in order to evaluate the feasibility of the project under the new conditions, as well as to negotiate changes proposed by work contractors and equipment suppliers. In this context, and based on a thorough evaluation of the renewable projects in progress, on September 11, 2019 the SSERyEE instructed CAMMESA to temporarily suspend the claims for non-compliance, and demanded the Company to extend the validity of the US$ 12.5 million guarantee for a term of 180 days. On October 4, 2019, the Company complied with the requested extension. On October 9, 2019, the SSERyEE canceled the suspension. On October 30, 2019, CAMMESA served on the Company a formal demand requiring certain payments associated with the postponement of the commercial commissioning of the project and its relocation under penalty of enforcing the guarantee. The Company rejected the demand served by CAMMESA awaiting SGE’s consideration of the extension request, and on December 9, 2019 it entered into an agreement with CAMMESA establishing a negotiation process to be developed until January 31, 2020 inclusive, during which CAMMESA should suspend the enforcement of the guarantee. The agreement term was extended until January 31, 2021. Despite the expiration of the extension it is estimated that it will be re-extended once CAMMESA receives the corresponding instruction from the SE.

16.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments for an estimated total amount of US$ 383 million, based on its participation, to be disbursed between 2020 and 2023, mainly regarding the Sierra Chata, Las Tacanas, El Mangrullo, Rincón del Mangrullo and Chirete areas.

In turn, as mentioned in Note 2.3.2.1.2, the Company has committed an investment of approximately US$ 250 million over the four years of the GasAr Plan.

160

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 17: RELATED PARTIES´ TRANSACTIONS

17.1	Operations related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)					Other operating expenses and income (4)
	2020	2019	2018	2020	2019	2018	2020		2019	2018		2020		2019		2018
Associates and joint ventures
CTB	114	57	-	-	-	-	-		-	-		-		-		-
Greenwind	50	33	12	-	-	-	-		-	-		-		(36)		-
OCP	-	-	-	-	-	-	-		-	-		-		-		(265)
Refinor	671	813	593	(314)	(870)	(1,275)	-		-	-		(5)		-		-
TGS	1,372	1,386	1,937	(1,753)	(1,097)	(783)	-		-	-		-		-		-
Transener	-	-	20	(13)	(10)	(3)	-		-	-		-		-		-

Other related parties
Fundación	-	-	-	-	-	-	-		-	-		(106)	-	(79)	-	(76)
SACDE	-	-	35	-	(69)	(69)	-		-	-		5		14	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(54)	-	(59)	(49)	-	-		-		-
Other	-	-	6	-	(43)	(60)	-		-	-		-		-		-
	2,207	2,289	2,603	(2,080)	(2,089)	(2,190)	(54)		(59)	(49)		(106)		(101)		(341)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2) Imputed cost of sales. Correspond mainly to natural gas transportation services, purchases of refined products and other services.
(3) Disclosed within administrative expenses.
(4) Corresponds mainly to donations and ship or pay.

161

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 17: (Continuation)

Operations for the year	Finance income (1)				Finance expenses (2)			Dividends received			Payment of dividends
	2019	2019	2018		2019	2019	2018	2020	2019	2018	2020	2019	2018
Associates and joint ventures
Ciesa	-	-	-		-	-	-	-	3,153	657	-	-	-
Citelec	-	-	-		(24)	(25)	-	856	943	-	-	-	-
Greenwind	10	33	26	-	-	-	-	-	-	-	-	-	-
OCP	85	-	-		-	-	-	1,363	275	-	-	-	-
TGS	206	157	122	-	-	-	-	-	14	-	-	-	-

Other related parties

EMESA	-	-	-		-	-	-	-	-	-	(519)	(57)	(82)
Oldelval	-	-	-		-	-	-	16	-	50	-	-	-
SACDE	1	4	-		-	-	-	-	-	-	-	-	-
TSM	-	-	-		-	-	-	32	24	13	-	-	-
TMB	-	-	-		-	-	-	28	23	15	-	-	-
Orígenes Retiro	-	-	-		-	(1)	(17)	-	-	-	-	-	-
Other	1	-	-		-	-	-	-	-	-	-	-	-
	303	194	148		(24)	(26)	(17)	2,295	4,432	735	(519)	(57)	(82)
(1) Corresponds mainly to financial leases and accrued interest on loans granted.
(2) Corresponds to accrued interest on loans received.

17.2	Key management personnel remuneration

During the years ended December 31, 2020 2019 and 2018, the total remuneration to executive directors accrued amounts to $ 579 million ($ 488 million for Directors' and Sindycs' fees and $ 91 million in the accrual of EBDA Compensation and Stock-based Compensation Plans), $ 304 million ($ 376 million in Directors' and Sindycs' fees and $ 72 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans) and $ 347 million ($ 151 million in Directors' and Sindycs' fees and $ 196 million in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plan), respectively.

162

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 17: (Continuation)

17.3	Balances with related parties

As of December 31, 2020	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	15	-	-	-
Greenwind	20	-	-	383
OCP	-	-	2,993	-
Refinor	147	-	1	15
SACME	-	-	-	21
TGS	115	2,413	430	-
Transener	-	-	-	1
Other related parties
SACDE	1	-	3	-
Other	-	-	47	-
	298	2,413	3,474	420

As of December 31, 2019	Trade receivables	Other receivables		Trade payables	Other payables	Borrowings
	Current	Non Current	Current	Current	Current	Current
Associates and joint ventures
Citelec	-	-	-	-	-	815
CTB	27	-	-	-	-	-
Greenwind	16	260	5	274	-	-
OCP	-	891	14	-	303	-
Refinor	109	-	-	40	-	-
SACME	-	4	-	144	13	-
TGS	221	2,014	274	5	-	-
Transener	-	-	-	5	-	-
Other related parties
Fidus	-	-	25	-	-	-
SACDE	19	-	145	-	-	-
Other	-	-	34	-	-	-
	392	3,169	497	468	316	815

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 18: LEASES

18.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognized as of December 31, 2020 and 2019 is disclosed below:

18.1.1 Right of use assets

	Original values
			Traslate Effect	Reclasification to assets clasified as held
Type of good	At the beginning	Increase			At the end
		(1)
Machinery and equipment	762	24	309	-	1,095
Buildings	425	246	138	(809)	-
Total at 12.31.2020	1,187	270	447	(809)	1,095
Total at 12.31.2019	-	1,156	31	-	1,187

	Depreciation
				Reclasification to assets clasified as held
Type of good	At the beginning	For the year	At the end		At the end

Machinery and equipment	(93)	(80)	(55)	-	(228)
Buildings	(164)	(321)	(44)	529	-
Total at 12.31.2020	(257)	(401)	(99)	529	(228)
Total at 12.31.2019	-	(254)	(3)	-	(257)

	Net book values
Type of good	At the end	At 12.31.2019

Machinery and equipment	867	669
Buildings	-	261
Total at 12.31.2020	867
Total at 12.31.2019		930

(1) Includes $ 471 million incorporated as of January 1, 2019 on the adoption of IFRS 16 (see Note 4.1.1)

164

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 18: (Continuation)

18.1.2 Lease liabilities

	12.31.2020	12.31.2019
At the beginning of the year	970	-
Incorporation by adoption of IFRS 16	-	471
Increases	349	734
Discounted value measurement (1)	1	158
Payments	(835)	(285)
Reclasification to liabilities clasified as held for sales	(357)	-
Exchange differences on translation	874	(108)
At the end of the year	1,002	970

(1) Included in the “Gains (losses) from present value measurement” under Other financial results

As of December 31, 2020 and 2019, this liability is disclosed under Other current payables in the amount of $ 150 million and $ 254 million and Other non-current payables for $ 852 million and $ 716 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2020
Less than three months	31
Three months to one year	94
One to two years	125
Two to three years	125
Three to four years	125
Four to five years	125
More than five years	1,207
Total	1,832

18.1.3 Short-term or low value leases

As of December 31, 2020 and 2019, the Company has recognized administrative costs and expenses in the amount of $ 314 and $ 491 million on account of lease payments associated with short-term leases and low-value underlying assets, respectively.

165

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 18: (Continuation)

18.2	Lessor

Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016, and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2020 and 2019, this receivable is disclosed under Other current receivables in the amount of $ 430 million and $ 274 million, respectively and under Other non-current receivables for $ 2,413 million and $ 2,014 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2020
Less than three months	101
Three months to one year	316
One to two years	452
Two to three years	489
Three to four years	531
Four to five years	575
More than five years	366
Total	2,830

166

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 19 : ASSETS AND LIABILITIES IN CURRENCIES DIFERENT FROM THE ARGENTINE PESO (1)

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 12.31.2020	Total 12.31.2019

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.2	84.15	8,428	1,048
Other receivables	US$	37.2	84.15	3,131	3,719
Total non-current assets				11,559	4,767

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	201.2	84.15	16,928	10,000
Financial assets at amortized cost	US$	24.5	84.15	2,062	3,224
Derivative financial instruments	US$	-	-	-	211
Trade and other receivables	US$	177.9	84.15	14,966	10,719
	EUR	4.4	103.53	456	200
Cash and cash equivalents	US$	67.9	84.15	5,714	12,914
	U$	4.3	1.99	9	-
	EUR	-	-	-	135
Total current assets				40,135	37,403
Assets classified as held for sale	US$	23.4	84.15	1,968	-
	EUR	0.1	103.53	5	-
	CHF	0.0	95.07	3	-
	JPY	54.6	0.82	45	-
				2,021	-
Total assets				53,715	42,170

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	103.3	84.15	8,694	6,048
Taxes payables	US$	-	-	-	156
Borrowings	US$	1,371.7	84.15	115,428	97,854
Trade and other payables	US$	16.9	84.15	1,418	402
Total non-current liabilities				125,540	104,460

CURRENT LIABILITIES
Provisions	US$	15.9	84.15	1,342	985
Taxes payables	US$	15.5	84.15	1,307	702
Salaries and social security payable	US$	0.1	84.15	7	4
	U$	-	-	-	3
	US$	0.5	84.15	40	-
Borrowings	US$	47.9	84.15	4,028	8,590
Trade and other payables	US$	56.7	84.15	4,775	6,288
	EUR	6.1	103.53	635	251
	CHF	-	-	-	15
	SEK	-	-	-	9
Total current liabilities				12,134	16,847
Liabilities associated to assets classified as held for sale	US$	119.5	84.15	10,056	-
	EUR	0.3	103.53	28	-
				10,084	-
Total liabilities				147,758	121,307
Net Position Liability				(94,043)	(79,137)

(1)	Information presented for the purpose of complying with the CNV Rules.
(2)	The exchange rates correspond to December 31, 2020 released by the National Bank of Argentine for U.S. dollars (U$S), euros (EUR), Swiss francs (CHF), Uruguayos pesos (U$) and Norwegian kroner (SEK).
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 20: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiary Edenor, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2020.

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	7,761	10,534	5,765	11,256	13,526	21,790

Total at 12.31.2020	7,761	10,534	5,765	11,256	13,526	21,790

(1) In thousands of barrels.

(2) In millions of cubic meters.

168

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(In millions of Argentine Pesos (“$”))

NOTE 22: SUBSEQUENT EVENTS

GasAr Plan

On March 9, 2021, Resolution No. 169/21 was published in the BO, awarding the volumes of natural gas offered under the GasAr Plan - Round II call for tenders. In this case, the Company was awarded with a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, as well as 0.86 million m3/day to meet the winter peak for years 2022 through 2024, at a price of US$ 4.68 MMbtu.

With this offer, Pampa's injection commitment increases to 9 million m3/day for winter periods 2021-2024 which, compared to 2020, represents a 15% growth in annual production and 28% in the winter period, the months of greatest need for gas supply in the country.

169